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As filed with the Securities and Exchange Commission on February 7, 2005

Registration No. 333-121430

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BROADVISION, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code number)	94-3184303 (I.R.S. Employer Identification Number)
585 Broadway Redwood City, CA 94063 (650) 261-5100 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Pehong Chen
President and Chief Executive Officer
BroadVision, Inc.
585 Broadway
Redwood City, CA 94063
(650) 261-5100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Kenneth L. Guernsey, Esq. Virginia C. Edwards, Esq. Peter H. Werner, Esq. Cooley Godward LLP One Maritime Plaza, 20th Floor San Francisco, California 94111 (415) 693-2000	Eleazer N. Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

Approximate date of commencement of proposed sale to the public:
From time to time after the registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

17,013,692 Shares

BroadVision, Inc.

Common Stock

         This prospectus relates to the offer and sale, from time to time, of up to 17,013,692 shares of BroadVision, Inc. common stock issuable to the selling stockholders listed on page 18 of this prospectus. The shares of common stock being offered by the selling stockholders are issuable upon conversion of the convertible notes (including convertible notes issuable upon exercise of additional investment rights), as interest on the convertible notes and upon exercise of the warrants, each of which were issued pursuant to a Securities Purchase Agreement dated as of November 10, 2004. BroadVision will not receive any proceeds from the sale of the shares by the selling stockholders.

        For a description of the plan of distribution of the shares, see page 21 of this prospectus.

        Our common stock is listed on The NASDAQ National Market under the symbol "BVSN." On February 3, 2005, the last reported sale price for our common stock was $2.37.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

        Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

        References in this prospectus to "we," "us" and "our" refer to BroadVision, Inc. and its subsidiaries. BroadVision®, BroadVision One-To-One®, iGuide®, Interleaf® and Interleaf Xtreme® are our U.S. registered trademarks. Our common law trademarks (designated by ™) in the United States and other countries include BroadVision Commerce, BroadVision Content, BroadVision Deployment, BroadVision eMarketing, BroadVision Multi-Touchpoint, BroadVision Portal, BroadVision Process, BroadVision QuickSilver, BroadVision Search, Energizing e-Business, Click-to-Create, BroadVision Command Center, BroadVision Publishing Center, BroadVision Instant Publisher, and any of the registered marks that are not registered in the particular country where the mark is being used. Trademarks, service marks and trade names of other companies appearing in this prospectus are the property of their respective holders.

        You should rely only on the information or representations provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

PROSPECTUS SUMMARY

        You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors."

BROADVISION, INC.

Our Business

        We develop, market and support a suite of personalized self-service web applications that enable organizations to unify their e-business infrastructure and conduct both interactions and transactions with employees, partners and customers. Our integrated suite of process, commerce, portal and content solutions helps organizations rapidly increase revenues and reduce costs. As of September 30, 2004, we had licensed our products to more than 1,000 end-user customers and partners.

Corporate Information

        We were incorporated in Delaware in May 1993 and have been a publicly traded corporation since 1996. From 2001 to date, our annual revenue has declined and we have incurred significant losses and had negative cash flows from operations. As of December 31, 2004, we had negative working capital and an accumulated deficit of $1.2 billion. The majority of these accumulated losses to date have resulted from non-cash charges associated with our 2000 acquisition of Interleaf, Inc. and restructuring charges related to excess real estate. During 2004, we entered into a series of termination agreements to buy out of nearly all of our excess lease obligations.

        Our principal executive offices are located at 585 Broadway, Redwood City, California 94063. Our telephone number is (650) 261-5100. Our website address is www.broadvision.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock to be offered by the selling stockholders	17,013,692 Shares
Common stock outstanding prior to this offering	33,768,675 Shares
Use of proceeds
We will not receive any of the proceeds from the sale of the shares by the selling stockholders, but we may receive proceeds from the exercise of additional investment rights and warrants held by the selling stockholders. We will apply such proceeds, if any, toward funding our working capital. See "Use of Proceeds."
Nasdaq National Market symbol	BVSN

        On November 10, 2004, we entered into a definitive purchase agreement for the private placement of up to $20 million of convertible notes to the selling stockholders. We initially issued $16 million of notes which are convertible into common stock at a fixed conversion price of $2.76 per share, or a 15% premium to our common stock's trailing 10-day volume weighted average price on November 10, 2004. The convertible notes bear interest at a rate of six percent per annum and are repayable in either cash or common stock beginning in June 2005 over a period of up to three years, depending on the occurrence of certain events. The purchase agreement provides for an additional $4 million of convertible notes to be issued to the investors at their option or, under certain circumstances, at our option. The selling stockholders also received warrants to purchase approximately 1.7 million shares of our common stock at a price of $3.58 per share. The warrants will be exercisable beginning on May 10, 2005, and have a term of five years. This prospectus relates to the offer and sale, from time to time, of the shares of our common stock issuable to the selling stockholders upon conversion of the convertible notes (including convertible notes issuable upon exercise of additional investment rights), as interest on the convertible notes and upon exercise of the warrants. We are registering, pursuant to the terms of a registration rights agreement entered into as part of the private placement, 150% of the shares of common stock that we estimate will be issued to the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

        You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes and the sections of this prospectus entitled, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 is derived from our audited consolidated financial statements included in the back of this prospectus. The summary consolidated financial data for the nine months ended September 30, 2003 and as of and for the nine months ended September 30, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. These historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2004 should not be considered indicative of results expected for the full fiscal year.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(in thousands, except per share amounts)
				(unaudited)
Consolidated Statement of Operations Data:
Total revenues	$248,423	$115,898	$88,081	$64,829	$58,241
Operating (loss) income	(827,195)	(154,908)	(37,931)	(18,720)	20,815
Net (loss) income	$(836,259)	$(170,522)	$(35,471)	$(16,523)	$21,021
Net (loss) earnings per share:
Basic (loss) earnings per share	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.63
Diluted (loss) earnings per share	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.61
Shares used in computation—basic (loss) earnings per share	30,748	32,036	32,800	32,706	33,459
Shares used in computation—diluted (loss) earnings per share	30,748	32,036	32,800	32,706	34,322
	As of September 30, 2004
	Actual	As Adjusted
	(in thousands) (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,144	42,644
Working capital	(19,583)	(5,083)
Total assets	128,446	142,946
Accumulated deficit	(1,183,654)	(1,183,654)
Total stockholders' equity	30,755	30,755

        The table above presents summary balance sheet data on an actual basis and on an as adjusted basis. The as adjusted numbers reflect the private placement of $16 million of convertible notes on November 10, 2004, after deducting estimated offering expenses payable by us, as if the private placement occurred on September 30, 2004. We received the proceeds of the private placement on November 10, 2004, and we will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

RISK FACTORS

        The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our common stock could decline.

Risks related to our business

We have a history of losses and our future profitability on a quarterly or annual basis is uncertain, which could have a harmful effect on our business and the value of our common stock.

        We last reported net profit in 1999 and since 2000 we have incurred substantial net operating losses in each fiscal year and have not achieved positive cash flows from operations. For the year ended December 31, 2003 we had a net loss of $35.5 million. For the nine-month period ended September 30, 2004, we had a net loss, before an extraordinary gain related to a real estate transaction, of $3.2 million. As of September 30, 2004, we had an accumulated deficit of approximately $1.2 billion.

        Given our planned operating and capital expenditures, for the foreseeable future we expect our results of operations to fluctuate, and during this period we are likely to incur losses and negative cash flows. If our revenue does not increase or if we fail to maintain our expenses at an amount less than our projected revenue, we will not be able to achieve or sustain operating profitability on a consistent basis, if at all. We are continuing efforts to reduce and control our expense structure. We believe strict cost containment and expense reductions are essential to achieving positive cash flow and profitability. A number of factors could preclude us from successfully bringing costs and expenses in line with our revenues, including unplanned uses of cash, the inability to accurately forecast business activities and further deterioration of our revenues. If we are not able to effectively reduce our costs and achieve an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for operations or for capital requirements, which could significantly harm our ability to operate our business.

        Our failure to operate profitably or control negative cash flows on a quarterly or annual basis could harm our business and the value of our common stock. If the negative cash flow continues, our liquidity and ability to operate our business would be severely and adversely impacted. Additionally, our ability to raise financial capital may be hindered due to our operational losses and negative cash flows, reducing our operating flexibility.

Our business currently depends on revenue related to our BroadVision Self-Service Suite, and if the market does not increasingly accept this product and related products and services, our revenue may continue to decline.

        We generate our revenue from licenses of the BroadVision Self-Service Suite, including process, commerce, portal and content management and related products and services. We expect that these products, and future upgraded versions, will continue to account for a large portion of our revenue in the foreseeable future. Our future financial performance will depend on increasing acceptance of our current product and on the successful development, introduction and customer acceptance of new and enhanced versions of our products. If new and future versions and updates of our products and services do not gain market acceptance when released commercially, or if we fail to deliver the product enhancements and complementary third party products that customers want, demand for our products and services, and our revenue, may decline.

If we are unable to keep pace with the rapid technological changes in online commerce and communication, our products and services may fail to be competitive.

        Our products and services may fail to be competitive if we do not maintain or exceed the pace of technological developments in Internet commerce and communication. Failure to be competitive could cause our revenue to decline. The information services, software and communications industries are characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements and evolving industry standards and practices. The introduction of products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete. Our future success will depend, in part, on our ability to:

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  develop leading technologies;

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  enhance our existing products and services;

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  develop new products and services that address the increasingly sophisticated and varied needs of our prospective customers; and

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  respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

Our sales and product implementation cycles are lengthy and subject to delay, which make it difficult to predict our quarterly results.

        Our sales and product implementation cycles generally span months. Delays in customer orders or product implementations, which are difficult to predict, can affect the timing of revenue recognition and adversely affect our quarterly operating results. Licensing our products is often an enterprise-wide decision by prospective customers. The importance of this decision requires that we engage in a lengthy sales cycle with prospective customers. A successful sales cycle may last up to nine months or longer. Our sales cycle is also affected by a number of other factors, some of which we have little or no control over, including the volatility of the overall software market, the business condition and purchasing cycle of each prospective customer, and the performance of our technology partners, systems integrators and resellers. The implementation of our products can also be time and resource intensive, and subject to unexpected delays. Delays in either product sales or implementations could cause our operating results to vary significantly from quarter to quarter.

Actions being taken to improve our revenue may not be effective and the expected benefits may not be realized when expected or at all.

        In March 2004, we announced the Company's latest product, "BroadVision Process," and presented this product in a worldwide multi-city "Energizing e-Business World Tour." In addition, we have recently taken a number of steps in an effort to improve our sales processes and/or increase revenue including: increasing our spending on variable marketing programs and hiring additional marketing personnel; reorganizing our sales force; hiring a new Senior Vice President, Business Development, and several other senior sales managers; and implementing changes in our sales methodology. While these initiatives are intended to increase our revenue, they may not be successful. The new additions to management may not be as effective as anticipated. In addition, the implementation of new methodologies and the retraining process involved in developing sales for our new products may adversely impact revenue by creating longer sales cycles during the transition period.

Because our quarterly operating results are volatile and difficult to predict, our quarterly operating results in one or future periods are likely to fluctuate significantly, which could cause our stock price to decline if we fail to meet the expectations of securities analysts or investors.

        Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future. For example, in the quarters ended September 30, 2003, December 31, 2003 and March 31, 2004, our revenues declined 15%, increased 25% and declined 10%, respectively, as compared to the previous fiscal quarter. In the quarters ended June 30, 2003, September 30, 2003 and December 31, 2003, our revenues declined 8%, 7% and 15%, respectively, as compared to the same quarterly periods in the prior fiscal year. If our revenues, operating results, earnings or future projections are below the levels expected of securities analysts or investors, our stock price is likely to decline.

        We expect to continue to experience significant fluctuations in our results of operations due to a variety of factors, some of which are outside of our control, including:

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  introduction of products and services and enhancements by us and our competitors;

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  competitive factors that affect our pricing;

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  market acceptance of new products;

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  the mix of products sold by us;

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  changes in our pricing policies or our competitors;

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  changes in our sales incentive plans;

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  the budgeting cycles of our customers;

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  customer order deferrals in anticipation of new products or enhancements by us or our competitors or because of macro-economic conditions;

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  nonrenewal of our maintenance agreements, which generally automatically renew for one-year terms unless earlier terminated by either party upon 90-days notice;

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  product life cycles;

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  changes in strategy;

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  seasonal trends;

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  the mix of distribution channels through which our products are sold;

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  the mix of international and domestic sales;

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  the rate at which new sales people become productive;

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  changes in the level of operating expenses to support projected growth;

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  increase in the amount of third party products and services that we use in our products or resell with royalties attached;

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  the timing of receipt and fulfillment of significant orders; and

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  costs associated with litigation, regulatory compliance and other corporate events such as operational reorganizations.

        As a result of these factors, we believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons are not accurate indicators of future performance. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs are fixed, small variations in the timing of the recognition of specific revenue could cause significant variations in operating results from quarter to quarter. If we are unable to adjust spending in a timely manner to compensate for any revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on our operating results. If our operating results in one or more future quarters fail to meet the expectations of securities analysts or investors, we would expect to experience an immediate and significant decline in the trading price of our stock.

Because a significant portion of our sales activity occurs at the end of each fiscal quarter, delays in a relatively small number of license transactions could adversely affect our quarterly operating results.

        A significant proportion, generally 47% to 56%, of our sales are concentrated in the last month of each fiscal quarter. Gross margins are high for our license transactions. Customers and prospective customers may use these conditions in an attempt to obtain more favorable terms. While we endeavor to avoid making concessions that could result in lower margins, the negotiations often result in delays in closing license transactions. Small delays in a relatively small number of license transactions could have a significant impact on our reported operating results for that quarter.

We have substantially modified our business and operations and will need to manage and support these changes effectively in order for our business plan to succeed.

        We substantially expanded then contracted our business and operations since our inception in 1993. We grew from 652 employees at the end of 1999 to 2,412 employees at the end of 2000 and then reduced our numbers to 1,102 at the end of 2001 and 449 at the end of 2002 and 367 at the end of 2003. As of September 30, 2004, we have a total of 360 employees. As a consequence of our employee base growing and then contracting so rapidly, we entered into significant contracts for facilities space for which we ultimately determined we did not have an immediate use. We announced during the third and fourth quarters of 2004 that we had agreed with the landlords of various facilities to renegotiate future lease commitments, extinguishing a total of approximately $156 million of future obligations. The management of the expansion and later reduction of our operations has taken a considerable amount of our management's attention during the past several years. As we manage our business to introduce and support new products, we will need to continue to monitor our workforce and make appropriate changes as necessary. If we are unable to support past and implement future changes effectively, we may have to divert additional resources away from executing our business plan and toward internal administration. If our expenses significantly outpace our revenues, we may have to make additional changes to our management systems and our business plan may not succeed.

Modifications to our business and operations may not result in a reduced cost structure as anticipated and may otherwise adversely impact our productivity.

        Since 2000, we have substantially modified our business and operations in order to reduce our cost structure. These modifications included closing facilities, reducing liability for idle lease space and reducing our employee headcount, while maintaining sales efforts and providing continuing customer support by reallocating the workload among continuing employees. We may not realize anticipated reductions in our cost structure, which will delay or prevent us from achieving sustained profitability. In addition, these modifications may result in lower revenues as a result of the decreased headcount in our sales and marketing and professional services groups, or other adverse impacts on productivity that we did not anticipate.

We are dependent on direct sales personnel and third-party distribution channels to achieve revenue growth.

        To date, we have sold our products primarily through our direct sales force. Our ability to achieve significant revenue growth in the future largely will depend on our success in recruiting, training and retaining sufficient direct sales personnel and establishing and maintaining relationships with distributors, resellers and systems integrators. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires as well as employees of our distributors, resellers and systems integrators require training and take time to achieve full productivity. Our recent hires may not become as productive as necessary, and we may be unable to hire and retain sufficient numbers of qualified individuals in the future. We have entered into strategic alliance agreements with partners, under which partners have agreed to resell and support our current BroadVision product suite. These contracts are generally terminable by either party upon 30 days' notice of an uncured material breach or for convenience upon 90 days' notice prior to the end of any annual term. Termination of any of these alliances could harm our expected revenues. We may be unable to expand our other distribution channels, and any expansion may not result in revenue increases. If we fail to maintain and expand our direct sales force or other distribution channels, our revenues may not grow or they may decline.

Competition with resellers could limit our sales opportunities and jeopardize these relationships.

        We sell products through resellers and third-party systems integrators. In some instances, we target our direct selling efforts toward markets that are also served by some of these resellers. This competition may adversely impact our revenue by limiting our ability to sell our products and services directly in these markets and jeopardizing, or resulting in termination of, these relationships.

Failure to maintain relationships with third-party systems integrators could harm our ability to achieve our business plan.

        Our relationships with third-party systems integrators who deploy our products have been a key factor in our overall business strategy, particularly because many of our current and prospective customers rely on integrators to develop, deploy and manage their online marketplaces. Our efforts to manage our relationships with systems integrators may not succeed, which could harm our ability to achieve our business plan due to a variety of factors, including:

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  Systems integrators may not view their relationships with us as valuable to their own businesses. The related arrangements typically may be terminated by either party with limited notice and in some cases are not covered by a formal agreement.

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  Under our business model, we often rely on our system integrators' employees to perform implementations. If we fail to work together effectively, or if these parties perform poorly, our reputation may be harmed and deployment of our products may be delayed or inadequate.

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  Systems integrators may attempt to market their own products and services rather than ours.

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  Our competitors may have stronger relationships with our systems integrators than us and, as a result, these integrators may recommend a competitor's products and services over ours.

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  If we lose our relationships with our systems integrators, we will not have the personnel necessary to deploy our products effectively, and we will need to commit significant additional sales and marketing resources in an effort to reach the markets and customers served by these parties.

We may be unable to manage or grow our international operations, which could impair our overall growth.

        We derive a significant portion of our revenue from our operations outside North America. In the nine months ended September 30, 2004, approximately 52% of our revenues were derived from international sales. If we are unable to manage or grow our existing international operations, we may not generate sufficient revenue required to establish and maintain these operations, which could slow our overall growth and impair our operating margins.

        As we rely heavily on our operations outside of North America, we are subject to significant risks of doing business internationally, including:

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  unexpected changes in regulatory requirements;

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  export controls relating to encryption technology and other export restrictions;

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  tariffs and other trade barriers;

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  difficulties in staffing and managing foreign operations;

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  political and economic instability;

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  fluctuations in currency exchange rates;

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  reduced protection for intellectual property rights in some countries;

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  cultural barriers;

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  seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and

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  potentially adverse tax consequences.

        Our international sales growth will be limited if we are unable to establish additional foreign operations, expand international sales channel management and support, hire additional personnel, customize products for local markets and develop relationships with international service providers, distributors and system integrators. Even if we are able to successfully expand our international operations, we may not succeed in maintaining or expanding international market demand for our products.

Current and potential competitors could make it difficult for us to acquire and retain customers now and in the future.

        The market for our products is intensely competitive. We expect competition in this market to persist and increase in the future. If we fail to compete successfully with current or future competitors, we may be unable to attract and retain customers. Increased competition could also result in price reductions for our products and lower profit margins and reduced market share, any of which could harm our business, results of operations and financial condition.

        Many of our competitors have significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products and a larger installed customer base, any of which could provide them with a significant competitive advantage. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. Some of our competitors, particularly established software vendors, may also be able to provide customers with products and services comparable to ours at lower or at aggressively reduced prices in an effort to increase market share or as part of a broader software package they are selling to a customer. We may be unable to match competitors' prices or price reductions, and we may fail to win customers that choose to purchase an information technology solution as part of a broader software and services package. As a result, we may be unable to compete successfully with current or new competitors.

Our success and competitive position will depend on our ability to protect our proprietary technology.

        Our success and ability to compete are dependent to a significant degree on our proprietary technology. We hold a U.S patent, issued in January 1998, on elements of the BroadVision platform, which covers electronic commerce operations common in today's web business. We also hold a U.S. patent, issued in November 1996, acquired as part of the Interleaf acquisition on the elements of the extensible electronic document processing system for creating new classes of active documents.

Although we hold these patents, they may not provide an adequate level of intellectual property protection. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. It is also possible that third parties may claim we have infringed their patent, trademark, copyright or other proprietary rights. Claims may be made for indemnification resulting from allegations of infringement. Intellectual property infringement claims may be asserted against us as a result of the use by third parties of our products. Claims or litigation, with or without merit, could result in substantial costs and diversions of resources, either of which could harm our business.

        We also rely on copyright, trademark, service mark, trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have registered "BroadVision", "iGuide", "BroadVision Self-Service Suite", "BroadVision Process", "BroadVision Commerce", "Broadvision Portal", "BroadVision Content" and Interleaf as trademarks in the United States and in other countries. It is possible that our competitors or other companies will adopt product names similar to these trademarks, impeding our ability to build brand identity and possibly confusing customers.

        As a matter of company policy, we enter into confidentiality and assignment agreements with our employees, consultants and vendors. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, it may be possible for an unauthorized third party to copy or otherwise obtain and use our software or other proprietary information or to develop similar software independently. Policing unauthorized use of our products will be difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software and other transmitted data. The laws of other countries may afford us little or no effective protection of our intellectual property.

A breach of the encryption technology that we use could expose us to liability and harm our reputation, causing a loss of customers.

        If any breach of the security technology embedded in our products were to occur, we would be exposed to liability and our reputation could be harmed, which could cause us to lose customers. A significant barrier to online commerce and communication is the secure exchange of valuable and confidential information over public networks. We rely on encryption and authentication technology, including OpenSSL and public key cryptography technology featuring the major encryption algorithms RC2 and MDS, to provide the security and authentication necessary to effect the secure exchange of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could cause a breach of the RSA or other algorithms that we use to protect customer transaction data.

The loss or malfunction of technology licensed from third parties could delay the introduction of our products and services.

        We rely in part on technology that we license from third parties, including relational database management systems from Oracle and Sybase, Informix object request broker software from IONA Technologies PLC, and database access technology from Rogue Wave Software. The loss or malfunction of any of these technology licenses could harm our business. We integrate or sublicense this technology with internally developed software to perform key functions. For example, our products and services incorporate data encryption and authentication technology licensed from Open SSL. Third-party technology licenses might not continue to be available to us on commercially reasonable terms, or at all. Moreover, the licensed technology may contain defects that we cannot control. Problems with our technology licenses could cause delays in introducing our products or services until equivalent technology, if available, is identified, licensed and integrated. Delays in introducing our products and services could adversely affect our results of operations.

Our executive officers, key employees and highly skilled technical and managerial personnel are critical to our business, and they may not remain with us in the future.

        Our performance substantially depends on the performance of our executive officers and key employees. We also rely on our ability to retain and motivate qualified personnel, especially our management and highly skilled development teams. The loss of the services of any of our executive officers or key employees, particularly our founder and Chief Executive Officer, Dr. Pehong Chen, could cause us to incur increased operating expenses and divert senior management resources in searching for replacements. The loss of their services also could harm our reputation if our customers were to become concerned about our future operations. We do not carry "key person" life insurance policies on any of our employees. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these personnel is intense, especially in the Internet industry. We have in the past experienced, and may continue to experience, difficulty in hiring and retaining sufficient numbers of highly skilled employees. The significant downturn in our business environment has had a negative impact on our operations. We have restructured our operations by reducing our workforce and implementing other cost containment activities. These actions could lead to disruptions in our business, reduced employee morale and productivity, increased attrition, and problems with retaining existing and recruiting future employees.

Limitations on the online collection of profile information could impair the effectiveness of our products.

        Online users' resistance to providing personal data, and laws and regulations prohibiting use of personal data gathered online without express consent or requiring businesses to notify their web site visitors of the possible dissemination of their personal data, could limit the effectiveness of our products. This in turn could adversely affect our sales and results of operations.

        One of the principal features of our products is the ability to develop and maintain profiles of online users to assist business managers in determining the nature of the content to be provided to these online users. Typically, profile information is captured when consumers, business customers and employees visit a web site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Profiles can be augmented over time through the subsequent collection of usage data. Although our products are designed to enable the development of applications that permit web site visitors to prevent the distribution of any of their personal data beyond that specific web site, privacy concerns may nevertheless cause visitors to resist providing the personal data necessary to support this profiling capability. The mere perception by prospective customers that substantial security and privacy concerns exist among online users, whether or not valid, may indirectly inhibit market acceptance of our products.

        In addition, new laws and regulations could heighten privacy concerns by requiring businesses to notify web site users that the data captured from them while online may be used by marketing entities to direct product messages to them. We are subject to increasing regulation at the federal and state levels relating to online privacy and the use of personal user information. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. In addition, the U.S. Federal Trade Commission, or FTC, has urged Congress to adopt legislation regarding the collection and use of personal identifying information obtained from individuals when accessing web sites. The FTC has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our customers' ability to collect demographic and personal information from users, which could impair the effectiveness of our products.

We may not have adequate back-up systems, and natural or manmade disasters could damage our operations, reduce our revenue and lead to a loss of customers.

        We do not have fully redundant systems for service at an alternate site. A disaster could severely harm our business because our service could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems at our facility in Redwood City, California, which reside on or near known earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, acts of terrorism, telecommunications failures and similar events. In addition, our facilities in California could be subject to electrical blackouts if California faces another power shortage similar to that of 2001. Although we do have a backup generator that would maintain critical operations, this generator could fail. We also have significantly reduced our workforce in a short period of time, which has placed different requirements on our systems and has caused us to lose personnel knowledgeable about our systems, both of which could make it more difficult to quickly resolve system disruptions. Disruptions in our internal business operations could harm our business by resulting in delays, disruption of our customers' business, loss of data, and loss of customer confidence.

Our stock price has been and is likely to continue to be highly volatile.

        The trading price of our common stock has been and is likely to continue to be highly volatile. For example, the trading price of our common stock has ranged from $2.05 per share to $9.05 per share between January 1, 2004 and December 31, 2004. Our stock price is subject to wide fluctuations in response to a variety of factors, including:

  •
  quarterly variations in operating results;

  •
  announcements of technological innovations;

  •
  announcements of new software or services by us or our competitors;

  •
  changes in financial estimates by securities analysts;

  •
  general economic conditions; or

  •
  other events or factors that are beyond our control.

        In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of the prospects of Internet or electronic commerce companies could further depress our stock price regardless of our results. Other broad market fluctuations may decrease the trading price of our common stock. In the past, following declines in the market price of a company's securities, securities class action litigation, such as the class action lawsuits filed against us and certain of our officers and directors in early 2001, has often been instituted against that company. Litigation could result in substantial costs and a diversion of management's attention and resources.

If we are required to raise additional funds, we may be unable to obtain these funds on terms acceptable to us or at all.

        The operation of our business will require significant capital to fund our operating expenses, working capital needs and capital expenditures. During the next 12 months, we expect to meet our cash requirements with existing cash and cash equivalents and short-term investments, cash flow from sales of our products and services and proceeds from existing and future working capital lines of credit and other borrowings. We may need to raise additional funds in the future, for example, to fund operations, develop new technologies, respond to competitive pressures or acquire complementary businesses. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including restrictive covenants contained in our current convertible note agreements and credit facilities, market conditions, our operating performance and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to revise our business plan to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our product development efforts. Our failure to generate sufficient cash flows from sales of products and services or to raise sufficient funds may require us to delay or abandon some or all of our development plans or otherwise forego market opportunities. If we raise additional funds through the issuance of equity securities, the issuance could result in substantial dilution to existing stockholders.

Our indebtedness and debt service obligations may adversely affect our cash flow.

        As of September 30, 2004, our obligations for debt payments were limited to our outstanding commercial credit facilities. In November 2004, we completed the private placement of $16 million of convertible notes. The private placement agreement provides for interest to be paid at six percent per annum on the outstanding principal balance, and an additional $4 million of convertible notes to be issued to the investors at the option of the investors or, under certain circumstances, at our option. Principal repayments are generally due under the notes in fifteen ratable, monthly amounts beginning June 1, 2005. Should we be legally unable to issue shares of our common stock upon conversion of the convertible notes, we will be required to pay those obligations in cash. We expect to be able to fulfill the above obligations both from cash generated by our operations and from our existing cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our current debt service obligations, including repayment of the principal and payment of the convertible notes, we may have to further restructure our operations.

        Our indebtedness could have significant additional negative consequences, including, but not limited to:

  •
  requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  limiting our ability to obtain additional financing;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  •
  placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Issuance of the shares of common stock upon conversion of convertible notes, payment of interest, and exercise of warrants will dilute the ownership interest of existing stockholders and could adversely affect the market price of our common stock.

        The issuance of shares of common stock in the following circumstances will dilute the ownership interests of existing stockholders: (1) upon conversion of some or all of the convertible notes (including convertible notes issuable upon exercise of additional investment rights), (2) as obligations to repay principal under the convertible notes in lieu of cash payments at our option, (3) as interest on the convertible notes, and (4) upon exercise of the warrants. Any sales in the public market of this common stock could adversely affect prevailing market prices of our common stock. In addition, the existence of these convertible notes and warrants may encourage short selling by market participants.

The convertible notes provide that upon the occurrence of various events of default and change of control transactions, the noteholders would be entitled to require us to redeem the notes for cash. If an event of default or change of control occurs, we may be unable to redeem the notes, and any redemption may leave us with little or no working capital in our business.

        The convertible notes allow the noteholders to require redemption of the notes upon the occurrence of various events of default, such as the termination of trading of our common stock on the Nasdaq National Market, or specified change of control transactions. In such a situation, we may be required to redeem all or part of the convertible notes including payment of applicable interest and penalties. These payments must be made within 5 business days of receipt of a notice of redemption. Some of the events of default include matters over which we may have some, little or no control. Many other events of default are described in the agreements we executed when we issued the convertible notes. If an event of default or a change of control occurs, we may be unable to pay the redemption price in cash. Any such redemption could leave us with little or no working capital for our business. We have not established a sinking fund for payment of our outstanding convertible notes, nor do we anticipate doing so.

If we cannot obtain the required stockholder approval to issue common stock at the time that an installment payment comes due under the convertible notes, the selling stockholders would be entitled to require us to immediately pay the amount owed in cash, and any such payment may leave us with little or no working capital in our business.

        Stockholder approval will be required for us to pay certain installment payments under the convertible notes with shares of our common stock. In the event that stockholder approval is not obtained, we will be required to pay such installment payments in cash. Any such payments in cash could leave us with insufficient working capital for our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus, including particularly the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or similar terms. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. These statements are only predictions based on our current expectations and projections about future events, and we cannot guarantee future results, levels of activity, performance or achievements.

        Information regarding market and industry statistics contained in the "Prospectus Summary" and "Business" sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the accounts of the selling stockholders. Proceeds, if any, from selling stockholders exercising some or all of the additional investment rights and/or warrants will be used to fund working capital.

PRICE RANGE OF COMMON STOCK

        Our common stock is quoted on the Nasdaq National Market under the symbol "BVSN." The following table shows high and low sale prices per share of our common stock as reported on the Nasdaq National Market:

2004 Fiscal Year	High	Low
Fourth Quarter	$3.20	$2.05
Third Quarter	4.35	2.10
Second Quarter	6.87	2.92
First Quarter	9.05	4.28

2003 Fiscal Year	High	Low
Fourth Quarter	$4.50	$3.60
Third Quarter	7.69	3.75
Second Quarter	6.95	4.52
First Quarter	5.71	4.14

2002 Fiscal Year	High	Low
Fourth Quarter	$30.06	$15.30
Third Quarter	15.75	2.70
Second Quarter	4.59	1.23
First Quarter	6.15	1.10

        As of January 31, 2005, there were 2,018 holders of record of our common stock. On February 3, 2005, the last sale price reported on the Nasdaq National Market System for our common stock was $2.37 per share.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. In addition, the terms of our existing loans, as well as our Silicon Valley Bank Commercial Credit facility, restrict our ability to pay dividends. We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

DILUTION

        If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the price per share you pay for your shares of common stock and the net tangible book value per share after the shares of common stock being offered by the selling stockholders are sold. Our pro forma net tangible book value as of September 30, 2004 was $(25.7) million, or $(0.76) per share of our common stock. We calculate pro forma net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

        (in thousands, except per share amount):

		September 30, 2004
		(unaudited)
Total assets		$128,446
Goodwill	53,421
Other intangibles	3,013

	(56,434)
Adjusted tangible assets		72,012
Less total liabilities		97,691

Net tangible book value		$(25,679)
Total shares outstanding as of September 30, 2004		33,757

Net tangible book value per share		$(0.76)

SELLING STOCKHOLDERS

        The shares of common stock being offered by the selling stockholders are issuable upon conversion of the convertible notes (including convertible notes issuable upon exercise of additional investment rights which were issued pursuant to a Securities Purchase Agreement dated as of November 10, 2004), as interest on the convertible notes and upon exercise of the warrants. For additional information regarding the issuance of those convertible notes, warrants and additional investment rights, see "Description of Convertible Notes," "Description of Warrants" and "Description of Additional Investment Rights." We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the convertible notes, the warrants and the additional investment rights issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

        The table below lists the selling stockholders and information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible notes, warrants and additional investment rights, as of January 31, 2005, assuming conversion of all convertible notes (including convertible notes issuable upon exercise of all of the additional investment rights held by the selling stockholders), payment of all interest payment in shares of our common stock and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.

        The third column lists the shares of common stock being offered by this prospectus by each selling stockholder.

        In accordance with the terms of a registration rights agreement among the Company and the selling stockholders, this prospectus generally covers the resale of at least 150% of the sum of (i) the number of shares of common stock issuable as interest on the convertible notes, (ii) the number of shares of common stock issuable upon conversion of the convertible notes (including convertible notes issuable upon exercise of all of the additional investment rights which were issued pursuant to a Securities Purchase Agreement) and (iii) the number of shares of common stock issuable upon exercise of the related warrants. Because the conversion price of the convertible notes, the interest payable on the convertible notes and the exercise price of the warrants and the additional investment rights may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

        Under the terms of the convertible notes and the warrants, a selling stockholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes that have not been converted and upon exercise of the warrants and additional investment rights that have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name of Selling Shareholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)	Number of Shares Owned After Offering
Portside Growth & Opportunity Fund(2)	5,316,776	5,316,776	0
SF Capital Partners Ltd.(3)	4,253,423	4,253,423	0
Manchester Securities Corp.(4)	2,126,714	2,126,714	0
Kings Road Investments Ltd.(5)	3,721,745	3,721,745	0
Provident Premier Master Fund, Ltd.(6)	1,595,034	1,595,034	0

(1)
The number of shares to be sold by the selling stockholders is based on 150% of the estimated number of shares of our common stock issuable to the selling stockholders upon conversion of the convertible notes (including convertible notes issuable upon exercise of additional investment rights), as interest on the convertible notes and upon exercise of the warrants. In order to estimate the number of shares of common stock issuable to the selling stockholders, we have assumed (a) that all of the convertible notes are converted into shares of our common stock, (b) all of the additional investment rights have been exercised for additional convertible notes and all such additional convertible notes are converted into shares of our common stock, (c) the initial convertible notes are paid for with shares of our common stock at each installment date of the notes, as opposed to conversion at the election of the selling security holders, (d) the conversion price for all of the initial convertible notes for payment of such installments is $2.2137 per share, which is 92% of the 15 day average trading price of our common stock from November 19, 2004 to December 10, 2004, (e) the additional convertible notes are converted at the option of the holders immediately prior to the maturity of the notes, (f) the conversion price for all of the additional convertible notes is $2.76, the conversion price for conversions at the election of the holders, (g) interest on the convertible notes is paid on each quarterly interest date and is paid in shares of our common stock based on a conversion price of $2.2137, (h) our stockholders have approved the issuance of common stock upon conversion of the convertible notes (including convertible notes issuable upon exercise of additional investment rights), as interest on the convertible notes and upon exercise of the warrants, and as such, there is not a restriction on the number of shares we can so issue and (i) all warrants are exercised at an exercise price of $3.58 per share. These assumptions are necessary to estimate the number of shares to register for resale. These assumptions may not, and likely will not, occur exactly as assumed. It is possible that more than the 150% of the shares of common stock we estimate to be issued will be issued. To the extent the number of shares we issue to the selling stockholders exceeds the number of shares registered pursuant to the registration statement, of which this prospectus forms a part, we will need to amend the registration statement, or file an additional registration statement, to increase the number of shares registered.

(2)
Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. Ramius Capital is an affiliate of one broker dealer, which will not sell any shares of common stock that Portside may sell under the registration statement and will receive no compensation in connection with sales of such shares registered pursuant to this registration statement.

(3)
Michael A. Roth and Brian J. Stark possess voting and dispositive power over all of the shares owned by SF Capital Partners Ltd. ("SF Capital"). SF Capital is an affiliate of two broker-dealers, with which SF Capital is under common control. SF Capital acquired the shares for investment purposes in the ordinary course of business and had no plans to distribute the shares at the time of acquisition.

(4)
Manchester Securities Corp. ("Manchester") is a wholly-owned subsidiary of Elliott Associates, L.P. Paul E. Singer and Elliott Capital Advisors, L.P., which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. Mr. Singer has sole voting and dispositive power over the securities held by Manchester.

(5)
Kings Road Investments Ltd. ("Kings Road") is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund ("Polygon"). Polygon Investment Partners LLP and Polygon Investment Partners LP (the "Investment Managers"), Polygon, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Kings Road. Alexander Jackson, Reade Griffith and Paddy Dear control the Investment Managers. The Investment Managers, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road.

(6)
The Investment Advisor to Provident Premier Master Fund, Ltd. ("Provident") is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Steven W. Winters and Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares. In addition, Messrs. Winters and Yakomin share voting and dispositive power over the securities held by Provident.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock issuable upon conversion of the convertible notes (including convertible notes issuable upon exercise of the additional investment rights), upon exercise of the warrants and in payment of interest on the convertible notes to permit the resale of these shares of common stock by the holders of the convertible notes, warrants and additional investment rights from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

        The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

  •
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  •
  through the writing of options, whether such options are listed on an options exchange or otherwise;

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  sales pursuant to Rule 144;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

        The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants, additional investment rights or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

        The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2001, 2002, and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated financial data for the nine months ended September 30, 2003 and as of and for the nine months ended September 30, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of the results of operations to be expected in any future periods and the results for the nine months ended September 30, 2004 are not necessarily indicative of results to be expected for the full fiscal year.

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
						(unaudited)
Consolidated Statement of Operations Data:
Revenues:
Software licenses	$75,383	$250,838	$101,480	$40,483	$30,230	$19,875	$19,591
Services	40,131	164,661	146,943	75,415	57,851	44,954	38,650

Total revenues	115,514	415,499	248,423	115,898	88,081	64,829	58,241
Cost of revenues:
Cost of software licenses	3,703	7,827	9,895	8,144	2,561	1,549	1,147
Cost of services	25,108	119,391	97,639	38,898	25,708	19,650	18,970

Total cost of revenues	28,811	127,218	107,534	47,042	28,269	21,199	20,117

Gross profit	86,703	288,281	140,889	68,856	59,812	43,630	38,124
Operating expenses:
Research and development	14,568	51,621	78,677	41,432	21,067	16,681	13,997
Sales and marketing	48,903	167,415	139,799	48,918	26,394	19,585	20,365
General and administrative	7,970	28,088	42,311	16,288	9,790	7,586	7,152
Litigation settlement costs	—	—	—	—	4,250	4,250	—
Goodwill and intangible amortization	—	187,855	211,216	3,548	886	887	—
Charge for acquired in-process technology	—	10,100	6,418	—	—	—	—
Restructuring charge (credit)	—	—	153,284	110,449	35,356	13,361	(24,205)
Impairment of assets	—	—	—	3,129	—	—	—
Impairment of goodwill and other intangibles	—	—	336,379	—	—	—	—

Total operating expenses	71,441	445,079	968,084	223,764	97,743	62,350	17,309

Operating (loss) income	15,262	(156,798)	(827,195)	(154,908)	(37,931)	(18,720)	20,815
Other, net	4,543	18,217	(6,928)	(8,011)	2,899	2,453	347

(Loss) income before income taxes	19,805	(138,581)	(834,123)	(162,919)	(35,032)	(16,267)	21,162
Income tax provision	996	23,048	2,136	7,603	439	(256)	(141)

Net (loss) income	$18,809	$(161,629)	$(836,259)	$(170,522)	$(35,471)	$(16,523)	$21,021

Net (loss) earnings per share:
Basic (loss) earnings per share	$0.74	$(5.60)	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.63

Diluted (loss) earnings per share	$0.65	$(5.60)	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.61

Shares used in computation—basic (loss) earnings per share	25,458	28,864	30,748	32,036	32,800	32,706	33,459

Shares used in computation—diluted (loss) earnings per share	28,968	28,864	30,748	32,036	32,800	32,706	34,322

	As of December 31,
						As of September 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$279,823	$153,137	$75,758	$77,386	$78,776	$28,144
Working capital	340,774	217,998	97,114	5,616	748	(19,583)
Total assets	406,128	1,143,024	392,417	240,136	195,082	128,466
Accumulated deficit	(794)	(162,423)	(998,682)	(1,169,204)	(1,204,675)	(1,183,654)
Total stockholders' equity	345,188	1,009,298	203,147	41,633	7,950	30,755

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read this discussion and analysis in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition to the historical consolidated information, the following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. These forward-looking statements are generally identified by words such as "expect," "anticipate," "intend," "believe," "hope," "assume," "estimate," "plan," "will" and other similar words and expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements as a result of certain factors. Factors that could cause or contribute to differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors." We undertake no obligation to publicly release any revisions to the forward-looking statements or to reflect events and circumstances after the date of this document.

Overview

        BroadVision solutions help customers rapidly increase revenues and reduce costs by moving interactions and transactions to personalized self service via the web. Our integrated self-service application suite—including process, commerce, portal, and content—offers rich functionality out of the box, and is easily configured for each customer's e-business environment.

        Over 1000 customers—including U.S. Air Force, Lockheed Martin, Netikos, Circuit City, Wal*Mart, Iberia L.A.E. and Vodafone—have licensed BroadVision solutions to power and personalize their mission-critical web initiatives.

        Worldwide demand for enterprise software has declined significantly over the past several years. The decline in venture capital spending has resulted in fewer new companies with funding to, among other things, build an on-line business. Established companies have scaled back, delayed or cancelled web-based initiatives. As a result, we have seen significant declines in our revenue over the past three fiscal years.

        Our objective is to further our position as a leading supplier of web-based, self-service applications. This will require us to continue to build in new functionality to our applications that offer our customers a compelling value proposition to license our products rather than design and build custom solutions. It is also important that potential customers know about our products, and therefore we will be investing more heavily into targeted marketing campaigns.

        We generate revenue from fees for licenses of our software products, maintenance, consulting services and customer training. We generally charge fees for licenses of our software products either based on the number of persons registered to use the product or based on the number of Central Processing Units ("CPUs") on the machine on which the product is installed. Payment terms are generally thirty days from the date the products are delivered or the services are provided.

        From 2001 to date, we have incurred significant losses and negative cash flows from operations. In fiscal year 2004, we entered into a series of agreements to terminate significant excess lease obligations that were contributing to that negative cash flow. Under the terms of these agreements, we have paid or will pay over $45 million, and our future cash outflows will be reduced by over $4 million per quarter. We believe that these transactions are an important step towards our goal of generating consistent positive cash flows, although we make no assurances about our ability to generate positive cash flows in future periods.

Recent Events

        On November 10, 2004, the Company entered into a definitive agreement for the private placement of up to $20 million of convertible debentures to five institutional investors. The Company issued an initial $16 million of debentures which will be convertible into common stock at a fixed conversion price of $2.76 per share. The notes bear interest at a rate of six percent per annum and are repayable in either cash or common stock in June 2005 over a period of up to three years, depending on the occurrence of certain events. The agreement provides for an additional $4 million of convertible debentures to be issued to the investors at the option of the investors, or, under certain circumstances, at the Company's option. Investors will also receive warrants to purchase approximately 1.7 million shares of the Company's common stock at a price of $3.58 per share. The warrants are exercisable beginning six months after the closing date, and have a term of five years.

        The Company has various credit facilities with a commercial lender which include term debt in the form of notes payable, a revolving line of credit and an equipment line of credit. In September 2004, the Company entered into a renewed and amended loan and security agreement with the lender. The agreement requires the Company to maintain certain levels in unrestricted cash and cash equivalents (excluding equity investments), and to maintain certain levels on deposit with its commercial lender. The agreement also modified the financial covenants and reduced the revolving line of credit borrowing limit from $27.0 million to $15.0 million. At September 30, 2004 and December 31, 2003, $15.0 million and $27.0 million were outstanding under the line of credit, respectively. Borrowings under the line of credit are collateralized by all of our assets and bear interest at the bank's prime rate. Interest is due monthly and principal is due at expiration in February 2005. As of September 30, 2004, the Company was not in compliance with the financial covenants of its commercial credit facilities and, as a result, cannot borrow additional funds under the revolving line of credit. Subsequent to September 30, 2004, the Company repaid the $15 million outstanding balance on the line of credit from existing cash. In November 2004, the Company received a waiver from the bank regarding non-compliance.

        During the third quarter of 2004, the Company reached agreements with certain landlords to extinguish approximately $142 million of future real estate obligations. The Company made cash payments of $19.1 million during the third quarter, and is obligated to make an additional cash payment of $18.1 million in January 2005. Standby letters of credit of $18.1 million were issued on our behalf from financial institutions as of September 30, 2004 in favor of our landlord to secure the January 2005 payment. Accordingly, $18.1 million has been included in restricted cash in the accompanying Consolidated Balance Sheets at September 30, 2004. The Company also transferred ownership of certain furniture, fixtures, and leasehold improvements with a net book value of $8.1 million to the previous landlord. In addition, the Company issued a warrant to purchase approximately 700,000 shares of our common stock at an exercise price of $5.00 per share after a one-year period. The Company currently has a residual lease obligation beginning in 2007, and will make a further cash payment of $4.5 million if it exercises an option to terminate the residual real estate obligation. This option to terminate the residual lease obligation is accounted for in accordance with SFAS 146 and is part of our computation of the restructuring gain. In connection with these agreements, the Company recorded a restructuring gain of $26.0 million in the quarter ended September 30, 2004. The total amount of the net restructuring gain, after inclusion of amounts accrued for employee termination costs, was $25.5 million for the quarter ended September 30, 2004.

        During October and November 2004, the Company reached agreements with certain landlords to extinguish approximately $12.8 million of additional future excess real estate obligations. In the aggregate, the settlements involve current and future cash payments by the Company of approximately $1.3 million in the fourth quarter of fiscal 2004, and $3.7 million in quarterly payments through July 2005. The Company does not anticipate additional significant facilities-related restructuring charges, although no assurances are provided.

Critical Accounting Policies

        This management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to doubtful accounts, product returns, investments, goodwill and intangible assets, income taxes and restructuring, as well as contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions. We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

        Overview—Our revenue consists of fees for licenses of our software products, maintenance, consulting services and customer training. We generally charge fees for licenses of our software products either based on the number of persons registered to use the product or based on the number of Central Processing Units ("CPUs") on the machine on which the product is installed. Licenses for software whereby fees charged are based upon the number of persons registered to use the product are differentiated between licenses for development use and licenses for use in deployment of the customer's website. Licenses for software whereby fees charged are on a per-CPU basis do not differentiate between development and deployment usage. Our revenue recognition policies comply with the provisions of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended; SOP No. 98-9, Software Revenue Recognition, With Respect to Certain Transactions and the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

        Software License Revenue—We license our products through our direct sales force and indirectly through resellers. In general, software license revenues are recognized when a non-cancelable license agreement has been signed and the customer acknowledges an unconditional obligation to pay, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer, which generally occurs when media containing the licensed programs is provided to a common carrier. In case of electronic delivery, delivery occurs when the customer is given access to the licensed programs. For products that cannot be used without a licensing key, the delivery requirement is met when the licensing key is made available to the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. Subscription-based license revenues are recognized ratably over the subscription period.We enter into reseller arrangements that typically provide for sublicense fees payable to us based upon a percentage of list price. We do not grant its resellers the right of return.

        We recognize revenue using the residual method pursuant to the requirements of SOP 97-2, as amended by SOP 98-9. Revenues recognized from multiple- element software arrangements are allocated to each element of the arrangement based on the fair values of the elements, such as licenses for software products, maintenance, consulting services or customer training. The determination of fair value is based on objective evidence, which is specific to us. We limit its assessment of objective evidence for each element to either the price charged when the same element is sold separately or the price established by management having the relevant authority to do so, for an element not yet sold separately. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

        We record unearned revenue for software license agreements when cash has been received from the customer and the agreement does not qualify for revenue recognition under our revenue recognition policy. We record accounts receivable for software license agreements when the agreement qualifies for revenue recognition but cash or other consideration has not been received from the customer.

        Services Revenue—Consulting services revenues and customer training revenues are recognized as such services are performed. Maintenance revenues, which include revenues bundled with software license agreements that entitle the customers to technical support and future unspecified enhancements to our products, are deferred and recognized ratably over the related agreement period, generally twelve months.

        Our consulting services, which consist of consulting, maintenance and training, are delivered through the BroadVision Global Services ("BVGS") organization. Services that we provide are not essential to the functionality of the software. We record reimbursement from our customers for out-of-pocket expenses as an increase to services revenues.

Allowances and Reserves

        Occasionally, our customers experience financial difficulty after we record the revenue but before we are paid. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our normal payment terms are 30 to 120 days from invoice date. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Research and Development and Software Development Costs

        Under the criteria set forth in Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed, development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized and recorded at the lower of unamortized cost or net realizable value. The costs incurred subsequent to the establishment of a working model but prior to general release of the product have not been significant. To date, the Company has not capitalized any costs related to the development of software for external use.

Prepaid Royalties

        Prepaid royalties relating to purchased software to be incorporated and sold with the Company's software products are amortized as a cost of software licenses, either on a straight-line basis over the remaining term of the royalty agreement or on the basis of projected product revenues, whichever results in greater amortization.

Impairment Assessments

        We adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. This standard requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis.

        Pursuant to SFAS No. 142, we are required to test goodwill for impairment upon adoption and annually or more often if events or changes in circumstances indicate that the asset might be impaired.

While there was no accounting charge to record upon adoption, at September 30, 2002, we concluded that, based on the existence of impairment indicators, including a decline in our market value, we would be required to test goodwill for impairment. SFAS No. 142 provides for a two-stage approach to determining whether and by how much goodwill has been impaired. Since we have only one reporting unit for purposes of applying SFAS No. 142, the first stage requires a comparison of the fair value of the Company to its net book value. If the fair value is greater, then no impairment is deemed to have occurred. If the fair value is less, then the second stage must be completed to determine the amount, if any, of actual impairment. We completed the first stage and determined that our fair value at September 30, 2002 exceeded our net book value on that date and, as a result, no impairment of goodwill was recorded in the consolidated financial statements. We obtained an independent appraisal of fair value to support our conclusion. We also determined that our fair value exceeded our net book value as of September 30, 2004 and December 31, 2003 and, therefore, no additional impairment was warranted.

        The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. In estimating our fair value, we made estimates and judgments about future revenues and cash flows. Our forecasts were based on assumptions that are consistent with the plans and estimates we are using to manage our business. Changes in these estimates could change our conclusion regarding impairment of goodwill and potentially result in a non-cash goodwill impairment charge, for all or a portion of the goodwill balance at September 30, 2004. For long-lived assets, accounting standards dictate that assets become impaired when the undiscounted future cash flows expected to be generated by them are less than their carrying amounts. When that occurs, the affected assets are written down to their estimated fair value.

Deferred Tax Assets

        We analyze our deferred tax assets with regard to potential realization. We have established a valuation allowance on our deferred tax assets to the extent that we determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized based upon the uncertainty of their realization. We have considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance.

Accounting for Stock-Based Compensation

        The Company accounts for employee stock-based awards in accordance with the provisions of Accounting Principles Board ("APB") Opinion 25, Financial Accounting Standards Board Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion 25, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Pursuant to Statement of Financial Accounting Standards ("SFAS 123"), Accounting for Stock Based Compensation, the Company discloses the pro forma effects of using the fair value method of accounting for stock-based compensation arrangements. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees For Acquiring or in Conjunction with Selling Goods or Services.

        The Company applies APB Opinion 25 and related interpretations when accounting for its stock option and stock purchase plans. In accordance with APB Opinion 25, we apply the intrinsic value method in accounting for employee stock options. Accordingly, the Company generally recognizes no compensation expense with respect to stock-based awards to employees.

        During the year ended December 31, 2002 the Company recorded compensation expense of $846,000. This charge was recorded as a result of granting terminated employees continued vesting of their stock options for a period beyond their actual termination date. The compensation charge was calculated using the Black-Scholes model. $739,000 of the charge is recorded in general and administrative expense and the remaining $107,000 is included in restructuring charge as it related to employees terminated under the Company's restructuring plan.

        During the year ended December 31, 2003 the Company recorded compensation expense of $342,000. This charge was recorded as a result of granting a consultant shares of our common stock and a vesting modification to a grant for a terminated employee. The compensation charge was calculated using the Black-Scholes model. $131,000 of the charge is recorded in general and administrative expense, $67,000 is recorded in sales and marketing, and the remaining $144,000 is included in restructuring charge as it is related to employees terminated under the Company's restructuring plan.

        During the nine months ended September 30, 2004, the Company recorded net compensation income of $15,000 as a result of a vesting modification for a stock option grant to a consultant. During the nine months ended September 30, 2003, the Company recorded compensation expense of $279,000 as a result of granting a consultant common stock in the Company and a vesting modification to a stock option grant for a terminated employee. These charges were calculated based upon the market value of the underlying stock. The charges were calculated using the Black-Scholes model and recorded in sales and marketing expense.

        On February 7, 2002, the Board of Directors approved an increase by an amount not to exceed 5% of the number of shares outstanding for issuance under the Company's Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees to purchase common stock equivalent to a percentage of the employee's earnings, not to exceed 15%, at a price equal to 85% of the fair market value of the common stock at dates specified by the Board of Directors as provided in the Plan. Under the Purchase Plan, the Company issued approximately 293,112, 555,278 and 365,049 shares to employees in the years ended December 31, 2001, 2002 and 2003, respectively. Under SFAS 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes option pricing model with no expected dividends, an expected life of approximately 2 months, and the following weighted-average assumptions:

	Years ended December 31,
				Nine months ended September 30, 2004
	2001	2002	2003
				(unaudited)
Risk-free interest rate	1.67%	1.06%	0.93%	3.79%
Volatility	143%	122%	143%	110%

        The weighted-average fair value of the purchase rights granted in the years ended December 31, 2001, 2002, and 2003, was $18.00, $2.94 and $1.22, respectively.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with no expected dividends and the following weighted-average assumptions:

	Years ended December 31,
				Nine months ended September 30, 2004
	2001	2004	2003
				(unaudited)
Expected life	4.0 years	3.5 years	3.5 years	3.5 years
Risk-free interest rate	3.82%	1.93%	2.9%	3.79%
Volatility	143%	122%	118%	110%

        We have determined pro forma information regarding net income and earnings per share as if we had accounted for employee stock options under the fair value method as required by SFAS No. 123, Accounting for Stock Compensation. The fair value of these stock-based awards to employees was estimated using the Black-Scholes option pricing model. Had compensation cost for our stock option plan and employee stock purchase plan been determined consistent with SFAS 123, our reported net loss and net loss per share would have been changed to the amounts indicated below (in thousands except per share data):

	For the year ended December 31,			For the nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Net income (loss) as reported	$(836,259)	$(170,522)	$(35,471)	$(16,523)	$21,021
Add: Stock-based compensation expense (income) included in reported net loss, net of related tax effects	1,014	846	342	279	(15)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	39,661	(47,979)	(9,275)	(6,739)	(4,271)

Pro forma net income (loss)	$(795,584)	$(217,655)	$(44,404)	$(22,983)	$16,735

Income (loss) per share:
Basic—as reported	$(27.20)	$5.32)	$(1.08)	$(0.51)	$0.63

Basic—pro forma	$(25.87)	$(6.80)	$(1.35)	$(0.70)	$0.50

Diluted—as reported	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.61

Diluted—pro forma	$(25.87)	$(6.80)	$(1.35)	$(0.70)	$0.49

Reverse Stock Splits

        On July 24, 2002, the Company announced that its Board of Directors had approved a one-for-nine reverse split of its common stock. The reverse split was effective as of 8:00 p.m. Eastern Daylight Time on July 29, 2002. Each nine shares of outstanding common stock of the Company automatically converted into one share of common stock. The Company's common stock began trading on a post-split basis at the opening of trading on the Nasdaq National Market on July 30, 2002.

        The accompanying consolidated financial statements and related financial information contained herein have been retroactively restated to give effect for the July, 2002 reverse stock split and the February 2000 and September 1999 stock splits.

Restructuring Charges

        Through September 30, 2004, the Company has approved certain restructuring plans to, among other things, reduce its workforce and consolidate facilities. Restructuring and asset impairment charges have been taken to align our cost structure with changing market conditions and to create a more efficient organization. Our restructuring charges comprise primarily: (i) severance and benefits termination costs related to the reduction of our workforce; (ii) lease termination costs and/or costs associated with permanently vacating our facilities; (iii) other incremental costs incurred as a direct result of the restructuring plan; and (iv) impairment costs related to certain long-lived assets abandoned. We account for each of these costs in accordance with Staff Accounting Bulletin No. 100, Restructuring and Impairment Charges.

        We account for severance and benefits termination costs in accordance with EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) for exit or disposal activities initiated prior to

December 31, 2002. Accordingly, we record the liability related to these termination costs when the following conditions have been met: (i) management with the appropriate level of authority approves a termination plan that commits us to such plan and establishes the benefits the employees will receive upon termination; (ii) the benefit arrangement is communicated to the employees in sufficient detail to enable the employees to determine the termination benefits; (iii) the plan specifically identifies the number of employees to be terminated, their locations and their job classifications; and (iv) the period of time to implement the plan does not indicate changes to the plan are likely. The termination costs we recorded are not associated with nor do they benefit continuing activities. We account for severance and benefits termination costs for exit or disposal activities initiated after December 31, 2002 in accordance with SFAS No. 146, Accounting for Costs Associated with Exit Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This differs from EITF 94-3, which required that a liability for an exit cost be recognized at the date of an entity's commitment to an exit plan.

        Prior to the adoption on January 1, 2003 of SFAS 146, we accounted for the costs associated with lease termination and/or abandonment in accordance with EITF 88-10, Costs Associated with Lease Modification or Termination. Accordingly, we recorded the costs associated with lease termination and/or abandonment when the leased property had no substantive future use or benefit to us.

        Inherent in the estimation of the costs related to our restructuring efforts are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. In determining the charge related to the restructuring, the majority of estimates made by management related to the charge for excess facilities. In determining the charge for excess facilities, we were required to estimate future sublease income, future net operating expenses of the facilities, and brokerage commissions, among other expenses. The most significant of these estimates related to the timing and extent of future sublease income in which to reduce our lease obligations. Specifically, in determining the restructuring obligations related to facilities as of December 31, 2003, we reduced our lease obligations by estimated sublease income of $49.4 million. We based our estimates of sublease income, in part, on the opinions of independent real estate experts, current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facility, among other factors.

        These estimates, along with other estimates made by management in connection with the restructuring, may vary significantly depending, in part, on factors that may be beyond our control. Specifically, these estimates will depend on our success in negotiating with lessors, the time periods required to locate and contract suitable subleases and the market rates at the time of such subleases. Adjustments to the facilities reserve will be required if actual lease exit costs or sublease income differ from amounts currently expected. We will review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on management's most current estimates.

        For each of the periods presented herein, restructuring charges consist solely of:

  •
  Severance and Termination Benefits—These costs represent severance, payroll taxes and COBRA benefits related to restructuring plans implemented prior to the date recognized.

  •
  Excess Facilities—These costs represent future minimum lease payments related to excess and abandoned space under lease, net of estimated sublease income and planned company occupancy.

        Activity related to restructuring plans initiated prior to December 31, 2002 is accounted for in accordance with EITF 94-3. Plans initiated subsequent to December 31, 2002 are accounted for in accordance with FAS 146, with the exception of amounts that were the result of changes in estimates to restructuring plans that were initiated prior to December 31, 2002. As of September 30, 2004, the total restructuring accrual was $37.7 million under EITF 94-3 and FAS 146, consisting of the following (in millions):

	Current	Non-Current	Total
	(unaudited)	(unaudited)	(unaudited)
Severance and Termination	$1.0	$—	$1.0
Excess Facilities	23.0	13.7	36.7

Total	$24.0	$13.7	$37.7

        The Company estimates that the $1.0 million severance and termination accrual will be paid in full by March 31, 2005. We expect to pay the excess facilities amounts related to restructured or abandoned leased space as follows (in millions):

Years ending December 31,	Total future minimum lease payments:
2004	$1.7
2005	23.6
2006	8.2
2007	2.2
2008 and thereafter (through October 2010)	1.0

Total minimum facilities payments	$36.7

        Of this excess facilities accrual, $11.5 million relates to future minimum lease payments, net of estimated sublease income and planned company occupancy, and the remaining $25.2 million relates to estimated allowances, fees and expenses. During the third quarter of 2004, the Company reached agreements with certain landlords to extinguish approximately $142 million of future real estate obligations. The Company made cash payments of $19.1 million during the third quarter, and is obligated to make an additional cash payment of $18.1 million in January 2005, which is included in the total restructuring accrual of $37.7 million.

        As mentioned above, we have based our excess facilities accrual, in part, upon estimates of future sublease income. We have used the following factors, among others, in making such estimates: opinions of independent real estate experts, current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facilities. The estimated sublease income netted against the restructuring accrual consists of the following (in millions):

September 30, 2004
(unaudited)
Sublease income to be received under non-cancelable sublease agreements signed prior to September 30, 2004	$4.4
Estimated sublease income for sublease agreements yet to be negotiated	2.8

Total estimated sublease income	$7.2

        The Company has recorded the low-end of a range of assumptions modeled for restructuring charges, in accordance with SFAS No. 5, Accounting for Contingencies. Adjustments to the facilities accrual will be required if actual lease exit costs or sublease income differ from amounts currently expected. We will review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on management's most current estimates.

        The following table summarizes the activity related to the restructuring plans initiated in 2003, and accounted for in accordance with FAS 146, for the twelve months ended December 31, 2003 (in thousands):

	Accrued restructuring costs at Dec. 31, 2002	Amounts charged to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs at Dec. 31, 2003
Year Ended December 31, 2003
Lease cancellations and commitments	$—	$21,683	$—	$21,683
Termination payments to employees and related costs	—	1,535	(1,293)	242
Write-off on disposal of assets and related costs	—	515	(515)	—

	$—	$23,733	$(1,808)	$21,925

        The following table summarizes the activity related to the restructuring plans initiated prior to January 1, 2003, and accounted for in accordance with EITF 94-3 (in thousands):

	Accrued restructuring costs, beginning	Amounts charged to restructuring costs and other	Amounts reversed to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs, ending
Year Ended December 31, 2001
Lease cancellations and commitments	$—	$106,962	$—	$(17,103)	$89,859
Termination payments to employees and related costs	—	9,121	—	(8,304)	817
Write-off on disposal of assets and related costs	—	37,201	—	(37,088)	113

	$—	$153,284	$—	$(62,495)	$90,789

Year Ended December 31, 2002
Lease cancellations and commitments	$89,859	$82,851	$—	$(78,019)	$94,691
Termination payments to employees and related costs	817	7,644	—	(7,036)	1,425
Write-off on disposal of assets and related costs	113	19,954	—	(19,988)	79

	$90,789	$110,449	$—	$105,043)	$96,195

Year Ended December 31, 2003
Lease cancellations and commitments	$94,691	$11,649	$—	$(23,314)	$83,026
Termination payments to employees and related costs	1,425	41	—	(1,037)	429
Write-off on disposal of assets and related costs	79	(41)	(26)	(12)	—

	$96,195	$11,649	$(26)	$(24,363)	$83,455

        During fiscal 2001 and fiscal 2002, the Company approved restructuring plans to, among other things, reduce its workforce and consolidate facilities. These restructuring and asset impairment charges were taken to align the Company's cost structure with changing market conditions and to create a more efficient organization. A pre-tax charge of $153.3 million was recorded during fiscal 2001 and a pre-tax charge of $110.4 million was recorded during fiscal 2002 to provide for these actions and other related items. The Company recorded the low-end of a range of assumptions modeled for the restructuring charges, in accordance with SFAS No. 5, Accounting for Contingencies. The high-end of the range was estimated at $117.8 million for the charge related to fiscal 2002. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon the then current actual events and circumstances.

        The nature of the charges in 2002 are as follows:

        Severance and benefits and other—The Company recorded a charge of approximately $8.7 million during fiscal year ended December 31, 2002 related to severance benefits to terminated employees in the United States and various international locations. Costs incurred include severance, payroll taxes and COBRA benefits. Included in the $8.7 million is $107,000 of non-cash charges. These non-cash charges represent a one-time compensation charge taken as a result of granting certain terminated employees extended vesting of stock options beyond the standard vesting schedule for terminated employees. The compensation charge was calculated using the Black-Schools option pricing model. Approximately $817,000 of severance and benefits related costs remained accrued as of December 31, 2001 as a result of the Company's 2001 restructuring plan. Approximately $8.0 million of severance and benefits and other costs had been paid out during fiscal 2002 and the remaining $1.5 million of severance, payroll taxes and COBRA benefits was paid in full by December 31, 2003. The Company's restructuring plan included plans to terminate the employment of approximately 430 employees in North and South America and approximately 95 employees throughout Europe and Asia/Pacific during the first three quarters of fiscal 2002, impacting all departments within the Company. The employment of approximately 525 employees was terminated during fiscal year 2002. As a result of these reductions, the Company expected annual salary savings of approximately $44.6 million.

        Facilities/Excess Assets—During fiscal year 2002, the Company revised its estimates and expectations with respect to its facilities disposition efforts due to further consolidation and abandonment of additional facilities and to account for changes in estimates used in the Company's 2001 restructuring plan based upon actual events and circumstances. Total lease termination costs include the impairment of related assets, remaining lease liabilities and brokerage fees offset by estimated sublease income. The estimated costs of abandoning these leased facilities, including estimated sublease income, were based on market information analyses provided by a commercial real estate brokerage firm retained by the Company. Based on the factors above, a facilities/excess assets charge of $101.7 million was recorded during fiscal year 2002 and includes non-cash asset impairment charges of approximately $18.9 million.

        Approximately $89.9 million of facilities related costs remained accrued as of December 31, 2001 as a result of the Company's 2001 restructuring plan. Net cash payments during fiscal year 2002 related to abandoned facilities amounted to $78.0 million. As of December 31, 2002, $94.7 million of lease termination costs, net of anticipated sublease income, was expected to be paid by the end of the second quarter of fiscal 2013. The Company expected to pay approximately $26.9 million during fiscal 2003, and the remaining $67.8 million from January 1, 2004 through June of fiscal 2013. The $94.7 million is net of approximately $44.8 million of estimated sublease income of which approximately $28.8 million represents sublease agreements yet to be negotiated.

        The nature of the charges in 2003 were as follows:

        Severance and benefits—As of December 31, 2003, the Company has accrued $671,000 of estimated severance and benefits costs as a restructuring accrual. These costs represent severance, payroll taxes and COBRA benefits related to restructuring plans implemented prior to December 31, 2003. The Company recorded a related charge of $1.5 million during the twelve months ended December 31, 2003. This charge related to workforce reductions as a component of the Company's restructuring plans executed during the year. The Company estimates that the $671,000 accrual will be paid in full by December 31, 2004.

        Facilities—As of December 31, 2003, the Company has accrued $104.7 million of estimated future facilities costs as a restructuring accrual. Of this accrual, $90.3 million relates to future minimum lease payments, net of estimated sublease income and planned company occupancy, and the remaining $14.4 million relates to estimated allowances, fees and expenses

        During the twelve months ended December 31, 2003, the Company recorded a facilities-related restructuring charge of $33.8 million. This charge related to the Company's revisions of estimates with respect to the planned future occupancy and anticipated future subleases. These revisions were necessary due to a reduction in planned future BroadVision space needs and a further decline in the market for commercial real estate. The Company estimated future sublease timing and rates based upon current market indicators and information obtained from a third party real estate expert.

        Actual future cash requirements may differ materially from the restructuring accruals at December 31, 2003, particularly if actual sublease income is significantly different from current estimates. Adjustments to the restructuring accruals will be made in future periods, if necessary, based upon the then current actual events and circumstances.

        The nature of the charges in 2004 are as follows:

        The following table summarizes the activity related to the restructuring plans initiated subsequent to December 31, 2002, and accounted for in accordance with FAS 146 for the nine month period ended September 30, 2004 (in thousands, unaudited):

	Accrued restructuring costs at Dec. 31, 2003	Amounts charged to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs at Sep. 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Nine months ended September 30, 2004
Lease cancellations and commitments	$11,894	$9,643	$160	$21,697
Termination payments to employees and related costs	242	1,058	(729)	571
Write-off on disposal of assets and related costs	9,789	(1,193)	(8,596)	—

	$21,925	$9,508	$(9,165)	$22,268

        The following table summarizes the activity related to the restructuring plans initiated on or prior to December 31, 2002, and accounted for in accordance with EITF 94-3 (in thousands):

	Accrued restructuring costs December 31, 2002	Amounts charged to restructuring costs and other	Amounts reversed to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs, September 30, 2003
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Nine months ended September 30, 2003
Lease cancellations and commitments	$94,691	$11,887	$—	$(19,428)	$87,150
Termination payments to employees and related costs	1,425	1,500	—	(1,664)	1,261
Write-off on disposal of assets and related costs	79	(26)	—	(53)	—

	$96,195	$13,361	$—	$(21,145)	$88,411

	Accrued restructuring costs December 31, 2003	Amounts charged to restructuring costs and other	Amounts reversed to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs, September 30, 2004
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Nine months ended September 30, 2004
Lease cancellations and commitments	$81,143	$(33,704)	$—	$(33,838)	$13,601
Termination payments to employees and related costs	429	—	—	—	429
Write-off on disposal of assets and related costs	1,883	(9)	—	(512)	1,362

	$83,455	$(33,713)	$—	$(34,350)	$15,392

        During the third quarter of 2004, the Company reached agreements with certain landlords to extinguish approximately $142 million of future real estate obligations. The Company made cash payments of $19.1 million during the third quarter, and is obligated to make an additional cash payment of $18.1 million in January 2005. Standby letters of credit of $18.1 million were issued on our behalf from financial institutions as of September 30, 2004 in favor of our landlord to secure the January 2005 payment. Accordingly, $18.1 million has been included in restricted cash in the accompanying Consolidated Balance Sheets at September 30, 2004. The Company also transferred ownership of certain furniture, fixtures, and leasehold improvements with a net book value of $8.1 million to the previous landlord. The Company currently has a residual lease obligation beginning in 2007 and will make a further cash payment of $4.5 million if it exercises an option to terminate the residual lease obligation prior to the commencement of the lease term. This option to terminate the residual lease obligation is accounted for in accordance with SFAS 146 and is a part of our computation of the restructuring gain. In addition, the Company issued a warrant to purchase approximately 700,000 shares of our common stock at an exercise price of $5.00 per share after a one-year period. In connection with the lease termination agreements, the Company recorded a restructuring gain of $26.0 million in the quarter ended September 30, 2004. The total amount of the net restructuring gain, after inclusion of amounts accrued for employee termination costs, was $25.5 million for the quarter ended September 30, 2004. During October and November 2004, the Company reached agreements with certain landlords to extinguish approximately $12.8 million of future excess real estate obligations. In the aggregate, the settlements involve current and future cash payments by the Company of approximately $5.0 million through July 2005.

        The warrant issued in connection with the real estate agreements and the shares of the Company's common stock issuable on the exercise of the warrant were initially not registered under federal securities laws. In accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the warrants have been included as a short-term liability and valued at fair value on the date of issuance. The warrants are revalued each period until the warrants are exercised. The change in fair value from the date of issuance to September 30, 2004 of $272,000 has been recorded as a component of the restructuring charge. The warrants will be transferred to permanent equity when the warrants are exercised.

Legal Matters

        The Company is party to various litigation matters in the normal course of its business. For each pending matter for which the Company can estimate the amount and range of potential loss, the minimum estimated liability has been recorded. For the remaining matters, the Company is unable to make a reasonable estimate of the liability that could result because of the uncertainties related to both the determination of the probability of an unfavorable outcome and the amount and range of loss in the event of an unfavorable outcome. As additional information becomes available, the Company will assess the potential liability related to its pending litigation and revise its estimates, if necessary. Such revisions in the Company's estimates of the potential liability could materially impact the Company's results of operations and financial position.

        On June 10, 2004, Metropolitan Life Insurance Company ("MetLife") filed a complaint in the Superior Court of the State of California, County of Los Angeles, naming the Company as a defendant. The complaint alleged that the Company was liable for unlawful detainer of premises leased from the plaintiff. The plaintiff thereafter filed a First Amended Complaint alleging that the Company no longer held possession of the premises but was in breach of the lease. MetLife and the Company have reached agreement upon a settlement of the pending lawsuit under which the Company will pay MetLife an aggregate of $1,927,500 in three installments due in February 2005, May 2005 and September 2005, and in return the lawsuit will be dismissed. The parties are about to execute formal settlement documents.

Nine Months Ended September 30, 2004 compared to Nine Months Ended September 30, 2003 (unaudited)

Statement of Operations as a Percent of Total Revenues

        The following table sets forth certain items reflected in our consolidated statements of operations expressed as a percent of total revenues for the nine months ended September 30,

	2003	2004
	(unaudited)	(unaudited)
Revenues:
Software licenses	31%	34%
Services	69	66

Total revenues	100%	100%
Cost of revenues:
Cost of software licenses	2	2
Cost of services	30	33

Total cost of revenues	32%	35%

Gross profit	68	65
Operating expenses:
Research and development	26	24
Sales and marketing	30	35
General and administrative	12	12
Litigation settlement costs	7	—
Goodwill and intangible amortization	1	—
Charge for acquired in-process technology	—	—
Restructuring charge	21	(42)
Impairment of assets	—	—
Impairment of goodwill and other intangibles	—	—

Total operating expenses	97%	29%

Operating income (loss)	(29)%	36%

Other (expense) income, net	3%	1%

Earnings (loss) before provision for income taxes	(26)%	36%

Results of Operations for the Nine Months ended September 30, 2004 versus 2003

  Revenues

        Total revenues.    Total revenues decreased 10% during the nine months ended September 30, 2004 to $58.2 million as compared to $64.8 million for the nine months ended September 30, 2003. A summary of our revenues by geographic region is as follows (dollars in thousands, unaudited):

	Software Licenses	%	Services	%	Total	%
Nine Months Ended:
September 30, 2004
Americas	$6,711	34%	$21,061	54%	$27,772	48%
Europe	10,598	54	14,612	38	25,210	43
Asia Pacific	2,282	12	2,977	8	5,259	9

Total	$19,591	100%	$38,650	100%	$58,241	100%

Nine Months Ended:
September 30, 2003
Americas	$8,879	45%	$23,871	53%	$32,750	51%
Europe	7,492	38	18,474	41	25,966	40
Asia Pacific	3,504	17	2,609	6	6,113	9

Total	$19,875	100%	$44,954	100%	$64,829	100%

        The Company operates in a competitive industry. There have been declines in both the technology industry and in general economic conditions since the beginning of 2001. These declines may continue. Financial comparisons discussed herein may not be indicative of future performance.

        Software license revenues.    Software license revenue decreased 1% during the nine months ended September 30, 2004 to $19.6 million as compared to $19.9 million for the nine months ended September 30, 2003. Americas license revenues decreased 24% for the nine months ended September 30, 2004 to $6.7 million as compared to $8.9 million for the nine months ended September 30, 2003. Americas license revenues declined in the nine month period due to a North American sales force reorganization and continued softness in the North American market for enterprise software. European license revenues increased 41% for the nine months ended September 30, 2004 to $10.6 million as compared to $7.5 million for the nine months ended September 30, 2003. European license revenue increased for the nine month period mainly due to a larger number of follow-on licenses with European customers that are expanding the use of our technology. Asia Pacific license revenue decreased 35% for the nine months ended September 30, 2004 to $2.3 million as compared to $3.5 million for the nine months ended September 30, 2003 primarily due to a single large license transaction in fiscal 2003 that did not recur in fiscal 2004.

        Services revenues consisting of consulting revenues, customer training revenues, maintenance revenues and consulting training expense revenue decreased 14% during the nine months ended September 30, 2004 to $38.7 million as compared to $45.0 million for the nine months ended September 30, 2003. Consulting services revenues decreased 11% for the nine months ended September 30, 2004 to $15.1 million as compared to $17.0 million for the nine months ended September 30, 2003. The decline in the nine month period was attributable to declines in license transactions and related revenues from new customers. Maintenance revenues decreased 16% for the nine months ended September 30, 2004 to $23.5 million as compared to $27.9 million for the nine months ended September 30, 2003. The declines in the periods was primarily due to certain existing customers declining the renewal of annual maintenance services.

  Cost of Revenues

        Cost of software license revenues includes the costs of product media, duplication, packaging and other manufacturing costs, as well as royalties payable to third parties for software that is either embedded in, or bundled and licensed with, our products.

        Cost of services consists primarily of employee-related costs, consultant fees incurred on consulting projects, post-contract customer support and instructional training services.

	Nine Months Ended September 30,
	2003	%	2004	%
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cost of software licenses(1)	$1,549	8%	$1,147	8%
Cost of services(2)	19,650	44	18,970	49

Total cost of revenues(3)	$21,199	33%	$20,117	35%

(1)
Percentages are calculated based on total software license revenues for the period indicated
(2)
Percentages are calculated based on total services revenues for the period indicated
(3)
Percentages are calculated based on total revenues for the period indicated

        Cost of software licenses.    The cost of software licenses decreased 2% as a percentage of software license revenues during the nine months ended September 30, 2004 to 6% as compared to 8% for the nine months ended September 30, 2003. The declines for the periods was due to fewer royalty-bearing, third-party products being incorporated into the Company's products in 2004.

        Cost of services as a percentage of revenue remained between 44% and 49% of services revenue for the nine months ended September 30, 2004 and September 30, 2003. The year-over-year increases in cost of services as a percentage of services revenue was due to lower maintenance revenue due to customer attrition.

  Operating Expenses and Other Income, net

        Operating expenses consists of the following:

        Research and development expenses consist primarily of salaries, employee-related benefit costs and consulting fees incurred in association with the development of our products. Costs incurred for the research and development of new software products are expensed as incurred until such time that technological feasibility, in the form of a working model, is established at which time such costs are capitalized and recorded at the lower of unamortized cost or net realizable value. The costs incurred subsequent to the establishment of a working model but prior to general release of the product have not been significant. To date, we have not capitalized any costs related to the development of software for external use.

        Sales and marketing expenses consist primarily of salaries, employee-related benefit costs, commissions and other incentive compensation, travel and entertainment and marketing program-related expenditures such as collateral materials, trade shows, public relations, advertising, and creative services.

        General and administrative expenses consist primarily of salaries, employee-related benefit costs, provisions and credits related to uncollectible accounts receivable and professional service fees.

        Other intangible amortization represents costs to amortize other intangible assets, generally on a straight-line basis. As described in Note 9 in the Notes to Consolidated Financial Statements, as of January 1, 2002, we no longer amortize goodwill or the assembled workforce as we have identified the assembled workforce as an intangible asset which does not meet the criteria of a recognizable intangible asset as defined by SFAS 142.

        Restructuring charges represent costs incurred to restructure company operations. These charges, including charges for excess facilities, severance and certain non-cash items, were recorded under the provisions of EITF 94-3, and SFAS 146.

        A summary of operating expenses (benefit) is set forth in the following table. The percentage of expenses (benefit) is calculated based on total revenues (in thousands):

	Nine Months Ended September 30,
	2003	%(1)	2004	%(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Research and development	$16,681	26%	$13,997	24%
Sales and marketing	19,585	30	20,365	35
General and administrative	7,586	12	7,152	12
Litigation settlement costs	4,250	6	—	—
Goodwill and intangible amortization	887	1	—	—
Restructuring charge	13,361	21	(24,205)	(42)
Impairment of assets	—	—	—	—

Total operating expenses (benefit)	$62,350	96%	$17,309	30%

(1)
Expressed as a percent of total revenues for the period indicated

        Research and development expenses.    Research and development decreased 16% during the nine months ended September 30, 2004 to $14.0 million as compared to $16.7 million for the nine months ended September 30, 2003. The decrease for the nine month period was primarily attributable to lower depreciation costs for fully depreciated assets and headcount reductions as a result of our cost-cutting efforts. Partially offsetting these declines were incremental engineering and quality assurance spending in the first quarter of fiscal 2004 related to the launch of the Company's BroadVision Process™ product.

        Sales and marketing expenses.    Sales and marketing increased 4% during the nine months ended September 30, 2004 to $20.4 million as compared to $19.6 million for the nine months ended September 30, 2003. The increase for the nine month period was due to costs associated with the launch of BroadVision's newest product, BroadVision Process including the Energizing E-Business World Tour completed during the second quarter of 2004.

        General and administrative expenses.    General and administrative expenses decreased 6% during the nine months ended September 30, 2004 to $7.2 million as compared to $7.6 million for the nine months ended September 30, 2003. The decrease during the nine month period was due to lower legal services, offset by higher accounting costs related to the implementation of certain provisions of the Sarbanes-Oxley Act of 2002.

        Litigation Settlement Costs.    During the third quarter of 2003, the Company settled outstanding litigation which resulted in a charge of $4.3 million. The settlement involved a third-quarter payment for past royalties and certain legal expenses and license fee payments that are due and payable in future quarters. As of September 30, 2004, all payments due under the settlement agreement have been made.

        Other intangible amortization.    As described in Note 9 in the Notes to the Consolidated Financial Statements, we no longer amortize goodwill on the assembled workforce as we have identified the assembled workforce as an intangible asset which does not meet the criteria of recognizable intangible asset as defined by SFAS No. 142. The remaining other intangible assets have been fully amortized as of September 30, 2004. We periodically assess goodwill and other intangibles for impairment as discussed in Note 9 of Notes to the Consolidated Financial Statements. The remaining intangible assets that are being amortized are a result of the acquisition of Interleaf, Inc. that was completed in April of 2000. We have accounted for the acquisition as a purchase business combination. It is possible that we may continue to expand our business through acquisitions and internal development. Any additional acquisitions or impairment of goodwill and other purchased intangibles could result in additional merger and acquisition related expenses.

        Restructuring charges.    Through September 30, 2004, the Company has approved restructuring plans to, among other things, reduce its workforce and consolidate facilities. Restructuring and asset impairment charges were taken to align the Company's cost structure with changing market conditions and to create a more efficient organization. Our restructuring charges comprise primarily: (i) severance and benefits termination costs related to the reduction of our workforce; (ii) lease termination costs and/or costs associated with permanently vacating our facilities; (iii) other incremental costs incurred as a direct result of the restructuring plan; and (iv) impairment costs related to certain long-lived assets abandoned. We account for each of these costs in accordance with Staff Accounting Bulletin No. 100, Restructuring and Impairment Charges.

        Restructuring charges (gains) consisted of the following (in thousands):

	Nine Months Ended September 30,
	2003	2004
	(unaudited)	(unaudited)
Facilities	$11,887	$(25,263)
Severance and other	1,474	1,058

Total	$13,361	$(24,205)

        The facilities gain for the nine months ended September 30, 2004, related primarily to settlements reached between the Company and certain landlords for elimination of future lease obligations (see Note 8 of the Notes to Consolidated Financial Statements). The excess facilities charge for the nine month period ended September 30, 2003, related to adjustments to underlying sublease assumptions. The severance and termination costs for all periods reflect severance, payroll taxes and COBRA benefits related to restructuring plans implemented prior to the end of the period. The Company recorded these charges at the low-end of a range of assumptions modeled for the restructuring charges, in accordance with SFAS No. 5, Accounting for Contingencies. Adjustments to the restructuring accruals will be made in future periods, if necessary, based upon the then current actual events and circumstances.

        Interest income, net.    Interest income, net decreased 57% during the nine months ended September 30, 2004 to $288,000 as compared to $673,000 for the nine months ended September 30, 2003. Interest income has declined year-over-year due to lower cash balances and lower interest rates being earned on invested funds.

        Other income, net.    During the nine months ended September 30, 2004 we recorded other income of $59,000 as compared to income of $1.8 million for the nine months ended September 30, 2003. The decrease for the nine month period was primarily due to foreign currency gains in the periods ended September 30, 2003 and foreign currency losses in the periods ended September 30, 2004. Our preliminary results announced by a press release dated October 20, 2004, classified warrants issued as a part of a lease termination agreement as equity based upon the valuation on the date of issuance. The charge associated with the issuance of these warrants was included in other income, net. Pursuant to certain accounting provisions, we have reclassified the warrants as debt, resulting in a charge of $272,000 included in the restructuring charges in the quarter ended September 30, 2004, related to the revaluation of the debt from the date of issuance to September 30, 2004.

        Income taxes.    During the nine months ended September 30, 2004 we recorded a tax provision of $141,000 as compared to a provision of $256,000 for the nine months ended September 30, 2003. Amounts consist primarily of estimates for income taxes in our foreign jurisdictions. The decreases in tax provisions from the prior year were due to reduced foreign revenues during the periods ended September 30, 2004.

Year Ended December 31, 2003 compared to the Year Ended December 31, 2002 compared to the Year Ended December 31, 2001.

Statement of Operations as a Percent of Total Revenues

        The following table sets forth certain items reflected in our consolidated statements of operations expressed as a percent of total revenues for the periods indicated.

	Years Ended December 31,
	2001	2002	2003
Revenues:
Software licenses	34%	35%	41%
Services	66	65	59

Total revenues	100%	100%	100%

Cost of revenues
Cost of software licenses	3	7	4
Cost of services	29	34	39

Total cost of revenues	32	41	43

Gross profit	68	59	57

Operating expenses:
Research and development	24	36	32
Sales and marketing	30	42	56
General and administrative	11	14	17
Litigation settlement costs	5	—	—
Goodwill and intangible amortization	1	3	85
Charge for acquired in-process technology	—	—	3
Restructuring charge	40	95	62
Impairment of assets	—	3	—
Impairment of goodwill and other intangibles	—	—	135

Total operating expenses	111	193	390

Operating loss	(43)	(134)	(333)

Other (expense) income, net	3	(7)	(3)

Loss before provision for income taxes	(40)	(141)	(336)

Provision for income taxes	—	6	1

Net loss	(40)%	(147)%	(337)%

Results of Operations for the Years ended December 31, 2003 as compared to 2002 and 2001

Revenues

        A summary of our revenues by geographic region is as follows (dollars in thousands, unaudited):

	Software	%	Services	%	Total	%
	(dollars in thousands)
Year Ended December 31, 2003:
Americas	$14,435	48%	$30,700	53%	$45,135	51%
Europe	11,725	39	23,733	41	35,458	40
Asia/Pacific	4,070	13	3,418	6	7,488	9

Total	$30,230	100%	$57,851	100%	$88,081	100%

Year Ended December 31, 2002:
Americas	$23,988	59%	$46,137	61%	$70,125	61%
Europe	14,658	36	24,853	33	39,511	34
Asia/Pacific	1,837	5	4,425	6	6,262	5

Total	$40,483	100%	$75,415	100%	$115,898	100%

Year Ended December 31, 2001:
Americas	$51,863	51%	$98,385	67%	$150,248	60%
Europe	37,606	37	37,524	26	75,130	30
Asia/Pacific	12,011	12	11,034	7	23,045	10

Total	$101,480	100%	$146,943	100%	$248,423	100%

        Total revenues for the year ended December 31, 2003 were $88.1 million, down $27.8 million, or 24%, from the prior year. This decline consisted of a decrease in software license revenue of $10.3 million, or 25%, and a decrease in services revenue of $17.6 million, or 23%.

        The decrease in software license revenues is primarily attributable to continued weakness in the information technology market due to economic uncertainties throughout 2003. The decrease in services revenue consisted of decreases in both maintenance and support ($2.9 million) and consulting services revenue ($14.7 million). The decreases in maintenance and consulting services revenue were a result of a corresponding decline in software license revenues and of weak economic conditions over the past fiscal year.

        Total revenues for the year ended December 31, 2002 were $115.9 million, down $132.5 million or 53% on a year-over-year basis. This decline consisted of a decrease in software license revenue of $61.0 million or 60% and a decrease in services revenue of $71.5 million or 49%.

        The decrease in software license revenues is primarily attributable to an overall decline in the economy throughout the 2002 fiscal year in comparison to the 2001 fiscal year. The decrease in services revenue consisted of decreases in both maintenance and support ($21.3 million) and consulting services revenue ($50.2 million). Continued economic uncertainty affected the spending on information technology, which significantly effected our license revenue during 2002. The decrease in services revenue is a result of decreased business volume associated with decreased software license revenues over the past year and an overall decline in the economy.

Cost of Revenues

        Cost of software licenses includes the costs of product media, duplication, packaging and other manufacturing costs as well as royalties payable to third parties for software that is either embedded in, or bundled and sold with, our products.

        Cost of services consists primarily of employee-related costs, third-party consultant fees incurred on consulting projects, post-contract customer support and instructional training services.

	For the year ended December 31,
	2001	%	2002	%	2003	%
	(dollars in thousands)
Cost of software licenses(1)	$9,895	8%	$8,144	20%	$2,561	8%
Cost of services(2)	97,639	44	38,898	52	25,708	44

Total cost of revenues(3)	$107,534	32%	$47,042	41%	$28,269	32%

(1)
Percentage is calculated based on total software license revenues for the period indicated.
(2)
Percentage is calculated based on total services revenues for the period indicated.
(3)
Percentage is calculated based on total revenues for the period indicated.

        Cost of software licenses for the year ended December 31, 2003 decreased $5.6 million, or 69%, on a year over year basis. Cost of software licenses as a percent of license revenues was 8% in 2003 as compared to 20% in 2002. The decrease in absolute dollars is a result of decreased license revenues, including revenue generated from our products that embed or include third-party products. During the fourth quarter of fiscal year 2002, we recorded a provision of $3.2 million related to prepaid royalties for software we no longer intended to utilize.

        Cost of services for the year ended December 31, 2003 decreased $13.2 million, or 34%, on a year over year basis. Cost of services as a percent of services revenues was 44% in 2003 as compared to 52% in 2002. The decreases in absolute dollar terms and as a percentage of revenue during 2003 as compared to 2002 were the result of reductions in consulting headcount and third-party consultant costs that occurred during the 2002 fiscal year.

        For the year ended December 31, 2002, cost of software licenses decreased $1.8 million or 18% on a year-over-year basis. Cost of software licenses as a percent of license revenues was 20% in 2002 as compared to 10% in 2001. The decrease in absolute dollars year over year is a result of decreased license revenues and resulting decrease in revenues with associated third party royalties. The increases in the 2002 fiscal year from the 2001 fiscal year as a percentage of license revenue is due primarily to a $3.2 million write-off of pre-paid royalties recorded in the fourth quarter of fiscal 2002 related to software we no longer intend to utilize.

        Cost of services during 2002 decreased $58.7 million or 60% on a year-over-year basis. Cost of services as a percent of services revenues was 52% in 2002 as compared to 66% in 2001. The decreases in cost of services in absolute dollar terms and as a percentage of revenue during 2002 as compared to 2001 were the result of reductions in consulting headcount and third-party consultant costs that occurred during the 2002 fiscal year.

        Total employees in BVGS were 98 as of December 31, 2003, 170 as of December 31, 2002 and 394 as of December 31, 2001.

Operating Expenses

        Operating expenses consists of the following:

  •
  Research and development expenses consist primarily of salaries, employee-related benefit costs and consulting fees incurred in association with the development of our products. Costs incurred for the research and development of new software products are expensed as incurred until such time that technological feasibility, in the form of a working model, is established at which time such costs are capitalized and recorded at the lower of unamortized cost or net realizable value. The costs incurred subsequent to the establishment of a working model but prior to general release of the product have not been significant. To date, we have not capitalized any costs related to the development of software for external use.

  •
  Sales and marketing expenses consist primarily of salaries, employee-related benefit costs, commissions and other incentive compensation, travel and entertainment and marketing program-related expenditures such as collateral materials, trade shows, public relations, advertising, and creative services.

  •
  General and administrative expenses consist primarily of salaries, employee-related benefit costs, provisions and credits related to uncollectible accounts receivable and professional service fees.

  •
  Litigation settlement costs consist of costs incurred to settle pending or threatened litigation matters.

  •
  Goodwill and intangible amortization represents costs to amortize goodwill and other intangible assets, generally on a straight-line basis. As described in Note 4 in the Notes to Consolidated Financial Statements, as of January 1, 2002, we no longer amortize goodwill or the assembled workforce as we have identified the assembled workforce as an intangible asset which does not meet the criteria of a recognizable intangible asset as defined by SFAS 142.

  •
  Charge for acquired in process technology consists of costs of technology acquired in business combinations that are immediately expensed under Accounting Principles Bulletin (APB) Opinion No. 16, "Business Combinations", which was in effect at the time of the acquisition.

  •
  Restructuring charges represent costs incurred to restructure company operations. These charges, including charges for excess facilities, severance and certain non-cash items, were recorded under the provisions of EITF 94-3, and SFAS. 146.

  •
  Impairment of assets represents charges for the impairment of physical assets considered a portion of on-going operations.

  •
  Impairment of goodwill and other intangibles represents charges for the impairment of goodwill and other intangible assets.

        A summary of operating expenses is set forth in the following table. The percentage of expenses is calculated based on total revenues.

	Years Ended December 31,
	2001	%	2002	%	2003	%
	(dollars in thousands)
Research and development	$78,677	32%	$41,432	36%	$21,067	24%
Sales and marketing	139,799	56	48,918	42	26,394	30
General and administrative	42,311	17	16,288	14	9,790	11
Litigation settlement costs	—	—	—	—	4,250	5
Goodwill and intangible amortization	211,216	85	3,548	3	886	1
Charge for acquired in-process technology	6,418	3	—	—	—	—
Restructuring charge	153,284	62	110,449	95	35,356	40
Impairment of assets	—	—	3,129	3	—	—
Impairment of goodwill and other intangibles	336,379	135	—	—	—	—

Total operating expenses	$968,084	390%	$223,764	193%	$97,743	111%

Interest income	$11,404	5%	$4,130	4%	$803	1%

Other income (expense), net	$(18,332)	(7)%	$(12,141)	(10)%	$2,096	2%

        Research and development.    Research and development expenses decreased $20.4 million, or 49%, in 2003 compared to 2002, and $37.2 million, or 47%, in 2002 compared to 2001. The decreases in both years were primarily attributable to reductions in staffing levels resulting in decreased salary and salary related costs, as well as other cost-cutting efforts taken as part of our restructuring plan, such as consolidation of facilities.

        Sales and marketing.    Sales and marketing expenses decreased $22.5 million, or 46%, in 2003 compared to 2002, and $90.9 million, or 65%, in 2002 compared to 2001. Sales and marketing expenses in both years decreased primarily due to decreased salary expense as a result of reductions in force, decreased variable compensation due to lower revenues, and decreased facility, travel and marketing program costs as a result of various cost-cutting actions.

        General and administrative.    General and administrative expenses decreased $6.5 million, or 40%, in 2003 compared to 2002, and $26.0 million, or 62%, in 2002 compared to 2001. The decreases in both years were primarily attributable to decreases in salary expenses as a result of reductions in force, professional services expenses as a result of cost cutting measures, reserves of accounts receivable due to better than expected collection efforts and declining accounts receivable balances, and continued facilities consolidations.

        Litigation settlement costs.    During the third quarter of 2003, we settled outstanding litigation which resulted in a charge of $4.3 million. The settlement involved payments for past royalties and certain legal expenses and license fee that are due and payable in future periods. These payments are not expected to have a material effect on our business, financial condition or results of operations.

        Goodwill and intangible amortization.    On June 29, 2001, we completed our acquisition of Keyeon LLC ("Keyeon"), a joint venture in which we previously held an interest of approximately 36%. As consideration for the acquisition, we issued 301,475 shares of our common stock valued at $13.6 million to the other participants in the joint venture, which resulted in our owning 100% of the outstanding shares of Keyeon. The acquisition was accounted for as a purchase. As a result of the Keyeon acquisition, we recorded goodwill of $880,000. Amortization of goodwill related to the Keyeon acquisition was approximately $246,000 in 2001. We acquired Interleaf on April 14, 2000. We accounted for the acquisition as a purchase business combination. As a result of this transaction, we recorded goodwill and other intangible assets of $794.7 million. Amortization of recognizable intangible assets related to the Interleaf transaction was $35 million in 2002. Amortization of goodwill and other intangibles assets related to the Interleaf acquisition was $210.8 million in 2001. On November 24, 1999, we acquired all of the registered shares of Fidutec Information Technology SA. We have accounted for this acquisition as a purchase business combination. Amortization of goodwill related to Fidutec was approximately $214,000 in 2001.

        Charge for acquired in-process technology.    In connection with the acquisition of Keyeon, LLC, and based upon our estimates prepared in conjunction with a third-party valuation consultant, $6.4 million was allocated to acquired in-process technology and $880,000 was allocated to goodwill and intangible assets. The acquired in-process technology included a project to develop an employee portal product. We estimated that $6.4 million of the purchase price for Keyeon represented acquired in-process technology that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately charged to expense in the consolidated statements of operations. The income approach methodology was used to value the acquired in-process technology. Under the income approach, fair value reflects the present value of the projected free cash flows that will be generated by the products, incorporating the acquired technologies under development, assuming they will be successfully completed. These cash flows are discounted at a rate appropriate for the risk of the asset. The rate of return depends upon the stage of completion, which was estimated at fifty percent. An overall after tax discount rate of thirty percent was applied to the cash flows expected to be generated by the products incorporating technology currently under development. The efforts required to complete the acquired in-process technology included the completion of all planning, designing and testing activities that were necessary to establish that the product can be produced to meet its design requirements, including functions, features and technical performance requirements. The costs to complete this project were included in the year ending December 31, 2001 and there are no expected remaining costs.

        Restructuring charge.    The Company approved restructuring plans to, among other things, reduce its workforce and consolidate facilities. These restructuring and asset impairment charges were taken to align our cost structure with changing market conditions and to create a more efficient organization. A pre-tax charge of $35.4 million was recorded during fiscal 2003 and a pre-tax charge of $110.4 million was recorded during fiscal 2002 to provide for these actions and other related items. The Company recorded the low-end of a range of assumptions modeled for the restructuring charges, in accordance with SFAS No. 5, Accounting for Contingencies. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon the then current actual events and circumstances.

        Activity related to the restructuring plans prior to January 1, 2003 is accounted for in accordance with EITF 94-3. Activity initiated during 2003 is accounted for in accordance with FAS 146, with the exception of amounts that were the result of changes in assumptions to restructuring plans that were initiated prior to January 1, 2003. The charges for lease cancellations and commitments under FAS 146 were $21.7 million. FAS 146 requires a present value calculation be applied to these charges. In fiscal 2003, there were charges of $11.6 million for lease cancellations and commitments that were accounted for in accordance with EITF 94-3.

        As of December 31, 2003, the total restructuring accrual was $105.4 million under EITF 94-3 and FAS 146. Of the total accrual $18.6 million was current and $86.8 million was noncurrent.

        The following table summarizes the activity related to the restructuring plans initiated in 2003, and accounted for in accordance with FAS 146, for the twelve months ended December 31, 2003 (in thousands):

	Accrued restructuring costs at Dec. 31, 2002	Amounts charged to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs at Dec. 31, 2003
Year Ended December 31, 2003
Lease cancellations and commitments	$—	$21,683	$—	$21,683
Termination payments to employees and related costs	—	1,535	(1,293)	242
Write-off on disposal of assets and related costs	—	515	(515)	—

	$—	$23,733	$(1,808)	$21,925

        The following table summarizes the activity related to the restructuring plans initiated prior to January 1, 2003, and accounted for in accordance with EITF 94-3 (in thousands):

	Accrued restructuring costs, beginning	Amounts charged to restructuring costs and other	Amounts reversed to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs, ending
Year Ended December 31, 2001
Lease cancellations and commitments	$—	$106,962	$—	$(17,103)	$89,859
Termination payments to employees and related costs	—	9,121	—	(8,304)	817
Write-off on disposal of assets and related costs	—	37,201	—	(37,088)	113

	$—	$153,284	$—	$(62,495)	$90,789

Year Ended December 31, 2002
Lease cancellations and commitments	$89,859	$82,851	$—	$(78,019)	$94,691
Termination payments to employees and related costs	817	7,644	—	(7,036)	1,425
Write-off on disposal of assets and related costs	113	19,954	—	(19,988)	79

	$90,789	$110,449	$—	$(105,043)	$96,195

Year Ended December 31, 2003
Lease cancellations and commitments	$94,691	$11,649	$—	$(23,314)	$83,026
Termination payments to employees and related costs	1,425	41	—	(1,037)	429
Write-off on disposal of assets and related costs	79	(41)	(26)	(12)	—

	$96,195	$11,649	$(26)	$(24,363)	$83,455

        The following table summarizes the restructuring accrual activity recorded during the twelve months ended December 31, 2003 (in thousands):

	Severance and Benefits	Facilities	Total
Accrual balances, December 31, 2002	$1,504	$94,691	$96,195
Restructuring charges	1,509	33,847	35,356
Cash payments	(2,342)	(23,829)	(26,171)

Accrual balances, December 31, 2003	$671	$104,709	$105,380

        The nature of the charges summarized above is as follows:

  •
  Severance and benefits—As of December 31, 2003, we have accrued $671,000 of estimated severance and benefits costs as a restructuring accrual. These costs represent severance, payroll taxes and COBRA benefits related to restructuring plans implemented prior to December 31, 2003. We recorded a related charge of $1.5 million during the twelve months ended December 31, 2003. This charge related to workforce reductions as a component of the Company's restructuring plans executed during the year. The $671,000 accrual was paid in full by December 31, 2004.

  •
  Facilities—As of December 31, 2003, we had accrued $104.7 million of estimated future facilities costs as a restructuring accrual. Of this accrual, $90.3 million related to future minimum lease payments, net of estimated sublease income and planned company occupancy, and the remaining $14.4 million related to estimated allowances, fees and expenses. The estimated sublease income netted against the restructuring accrual consisted of the following (in thousands):

Sublease income to be received under non-cancelable sublease agreements signed prior to December 31, 2003	$18,183
Estimated sublease income for sublease agreements yet to be negotiated	31,175

Total estimated sublease income	$49,358

        During the twelve months ended December 31, 2003, we recorded a facilities-related restructuring charge of $33.8 million. This charge related to our revisions of estimates with respect to our planned future occupancy and anticipated future subleases. These revisions were necessary due to a reduction in planned future BroadVision space needs and a further decline in the market for commercial real estate. We estimated future sublease timing and rates based upon current market indicators and information obtained from a third party real estate expert.

        During fiscal 2001 and fiscal 2002, we approved restructuring plans to, among other things, reduce our workforce and consolidate facilities. These restructuring and asset impairment charges were taken to align our cost structure with changing market conditions and to create a more efficient organization. A pre-tax charge of $110.4 million was recorded during fiscal 2002 and a pre-tax charge of $153.3 million was recorded during fiscal 2001 to provide for these actions and other related items. We recorded the low-end of a range of assumptions modeled for the restructuring charges, in accordance with SFAS No. 5, Accounting for Contingencies. The high-end of the range was estimated at $117.8 million for the charge related to fiscal 2002. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon the then current actual events and circumstances.

        The following table summarizes charges recorded during fiscal 2002 for exit activities and asset write-downs (in thousands):

	Severance and Benefits	Facilities/Excess Assets	Total
Reserve balances, December 31, 2001	$930	$89,859	$90,789
Restructuring charges	8,707	101,742	110,449
Cash payments	(8,026)	(78,019)	(86,045)
Non-cash portion	(107)	(18,891)	(18,998)

Reserve balances, December 31, 2002	$1,504	$94,691	$96,195

        The nature of the charges summarized above is as follows:

        Severance and benefits and other—We recorded a charge of approximately $8.7 million during fiscal year ended December 31, 2002 related to severance benefits to terminated employees in the United States and various international locations. Costs incurred include severance, payroll taxes and COBRA benefits. Included in the $8.7 million is $107,000 of non-cash charges. These non-cash charges represent a one-time compensation charge taken as a result of granting certain terminated employees extended vesting of stock options beyond the standard vesting schedule for terminated employees. The compensation charge was calculated using the Black-Schools option pricing model. Approximately $817,000 of severance and benefits related costs remained accrued as of December 31, 2001 as a result of our 2001 restructuring plan. Approximately $8.0 million of severance and benefits and other costs had been paid out during fiscal 2002 and the remaining $1.5 million of severance, payroll taxes and COBRA benefits was paid in full by December 31, 2003. Our restructuring plan included plans to terminate the employment of approximately 430 employees in North and South America and approximately 95 employees throughout Europe and Asia/Pacific during the first three quarters of fiscal 2002, impacting all departments. The employment of approximately 525 employees was terminated during fiscal year 2002. As a result of these reductions, we expected annual salary savings of approximately $44.6 million.

        Facilities/Excess Assets—During fiscal year 2002, we revised our estimates and expectations with respect to our facilities disposition efforts due to further consolidation and abandonment of additional facilities and to account for changes in estimates used in our 2001 restructuring plan based upon actual events and circumstances. Total lease termination costs include the impairment of related assets, remaining lease liabilities and brokerage fees offset by estimated sublease income. The estimated costs of abandoning these leased facilities, including estimated sublease income, were based on market information analyses provided by a commercial real estate brokerage firm we retained. Based on the factors above, a facilities/excess assets charge of $101.7 million was recorded during fiscal year 2002 and includes non-cash asset impairment charges of approximately $18.9 million.

        Approximately $89.9 million of facilities related costs remained accrued as of December 31, 2001 as a result of our 2001 restructuring plan. Net cash payments during fiscal year 2002 related to abandoned facilities amounted to $78.0 million. As of December 31, 2002, $94.7 million of lease termination costs, net of anticipated sublease income, is expected to be paid by the end of the second quarter of fiscal 2013. The Company expects to pay approximately $26.9 million over the next twelve months and the remaining $67.8 million from January 1, 2004 through June of fiscal 2013. The $94.7 million is net of approximately $44.8 million of estimated sublease income of which approximately $28.8 million represents sublease agreements yet to be negotiated.

        Impairment of assets.    During the first quarter of 2002, we engaged a third party firm to conduct a physical inventory of our computer hardware assets located in North America. We conducted an internal physical inventory on computer hardware assets located outside of North America. The objective of the physical inventory was to verify the amount and location of our computer hardware. As a result of the findings of the physical inventory and related reconciliation with our asset records, we recorded an asset impairment charge of approximately $2.3 million net book value related to computer hardware during the first quarter of fiscal 2002. During the third quarter of 2002, we conducted an additional review of remaining computer and communication related assets not reviewed during the first quarter inventory and recorded an asset impairment charge of $853,000 as a result of the findings of our inventory and related reconciliation with our asset records. During fiscal 2003, we recorded asset impairments of approximately $515,000 in connection with our restructuring plan, which is included in our restructuring charge recorded in our Statement of Operations.

        Impairment of goodwill and other intangible assets.    Pursuant to SFAS 142, we are required to test goodwill for impairment upon adoption and annually or more often if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 provides for a two-step approach to determining whether and by how much goodwill has been impaired. Since we have only one reporting unit for purposes of applying SFAS No.142, the first step requires a comparison of our fair value to our net book value. If the fair value is greater, then no impairment is deemed to have occurred. If the fair value is less, then the second step must be completed to determine the amount, if any, of actual impairment. We determined, as of December 31, 2003, that the fair value exceeded our net book value and no impairment of goodwill and other intangible assets was required.

        The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. In estimating the fair value of the Company, we made estimates and judgments about future revenues and cash flows. Our forecasts were based on assumptions that are consistent with the plans and estimates we are using to manage the Company. Changes in these estimates could change our conclusion regarding impairment of goodwill and potentially result in a non-cash goodwill impairment charge, for all or a portion of the goodwill balance at December 31, 2003. For long-lived assets, accounting standards dictate that assets become impaired when the undiscounted future cash flows expected to be generated by them are less than their carrying amounts. When that occurs, the affected assets are written down to their estimated fair value. As described in "Recent Accounting Pronouncements" in this document, our accounting for goodwill changed in 2002 upon adoption of SFAS 142.

        As reported in Note 9 in Notes to Consolidated Financial Statements, we recorded a $336.4 million impairment charge during 2001 to reduce goodwill by $330.2 million and other intangible assets by $6.2 million associated with our acquisitions, primarily the Interleaf acquisition, to their estimated fair value.

Other Income (Expense), net

        Other income (expense), net, consists of the following (in thousands):

	Years Ended December 31,
	2001	%	2002	%	2003	%
	(dollars in thousands)
Interest income	$11,404	5%	$4,130	4%	$803	1%

Other income (expense), net	$(18,332)	(7)%	$(12,141)	(10)%	$2,096	2%

        Interest income decreased $3.3 million, or 81%, in 2003 compared to 2002, and $7.3 million, or 64%, in 2002 compared to 2001. The decrease in 2003 was attributable to decreased cash balances from 2002 to 2003 and lower market interest rates earned on invested cash. The decrease in 2002 was attributable to decreased cash balances from 2001. Other income, net, for the 2003 fiscal year was $2.1 million as compared to net expense of $12.1 million in 2002 and net expense of $18.3 million in 2001. The main reason for the 2003 change was due to realized losses on cost method investments in 2002 that did not recur in 2003 in other expense. The main reasons for the 2002 change was due to a decrease in losses on asset sales/disposals of $2.2 million, a decrease in losses on foreign currency of $1.6 million and a decrease in equity in net loss from unconsolidated subsidiaries of $2.4 million.

Income Taxes

        We recorded income tax provisions of $439,000, $7.6 million and $2.1 million for the years ended December 31, 2003, 2002 and 2001. For the year ended December 31, 2003, the tax expense mainly relates to foreign withholding taxes and state income taxes. For the year ended December 31, 2002, $6.3 million of the $7.6 million relates to a valuation provision for our deferred tax asset recorded in the second quarter of fiscal 2002. The tax expense, excluding the deferred tax asset valuation provision, mainly relates to foreign withholding taxes and state income taxes.

Liquidity and Capital Resources

  Overview

        As of September 30, 2004, cash, cash equivalents, and restricted cash totaled $49.1 million, which represents a decrease of $49.5 million as compared to a balance of $98.6 million on December 31, 2003. This decrease was primarily attributable to net cash used for operations, payments related to settlement of outstanding lease obligations, and payment of a portion of the outstanding balance of our revolving line of credit.

	December 31, 2003	September 30, 2004
		(unaudited)
Cash and cash equivalents	$78,776	$28,144
Restricted cash	$19,827	$20,960
Working capital (deficit)	$748	$(19,583)
Working capital ratio	1.0	0.8

        Subsequent to September 30, 2004, the Company announced that it had entered into a definitive agreement for the private placement of up to $20 million of convertible debentures to five institutional investors. The Company issued an initial $16 million of debentures which are convertible into common stock at a fixed conversion price of $2.76 per share. The notes bear interest at a rate of six percent per annum and are repayable in either cash or common stock in June 2005 over a period of up to three years, depending on the occurrence of certain events. The agreement provides for an additional $4 million of convertible debentures to be issued to the investors at the option of the investors, or, under certain circumstances, at the Company's option.

        We had various credit facilities with a commercial lender that include a revolving line of credit, term debt in the form of notes payable, and an equipment line of credit.

        We maintain a revolving line of credit, which is collateralized by all of our assets and under which borrowings bear interest at the bank's prime rate. Interest is due monthly and principal is due at expiration in February 2005. During the third quarter of 2004, we repaid a net $12.0 million on the line of credit as a part of our entering into an amended loan agreement with the lender. At September 30, 2004 and December 31, 2003, $15.0 million and $27.0 million was outstanding under the line of credit, respectively. In September 2004, we entered into a renewed and amended loan and security agreement with the lender. The agreement requires us to maintain certain levels in unrestricted cash and cash equivalents (excluding equity investments), and to maintain certain levels on deposit with our commercial lender. The agreement also modified the financial covenants and reduced the borrowing limit for the revolving line of credit from $27.0 to $15.0 million. As of September 30, 2004, we were not in compliance with the financial covenants of the commercial credit facility and, as a result, we cannot borrow funds under the revolving line of credit. Subsequent to September 30, 2004, we repaid the $15 million outstanding balance on the line of credit from existing cash. In November 2004, the Company received a waiver from the bank regarding non-compliance.

        As of September 30, 2004 and December 31, 2003, outstanding term debt borrowings were approximately $1.2 million and $1.9 million, respectively. Borrowings bear interest between the bank's prime rate (4.75% as of September 30, 2004 and 4.00% as of December 31, 2003) and the bank's prime rate plus 1.25%. Principal and interest are due in monthly payments through maturity based on the terms of the facilities. Principal payments of $244,000 are due through the remainder of 2004, $611,000 is due in 2005, and a final payment of $357,000 is due in 2006.

        During the first quarter of 2004, we entered into a $500,000 equipment line of credit with the commercial lender. Such line of credit is secured by all of our assets and under which borrowings bear interest at the banks prime rate (4.75% as of September 30, 2004) plus .75%. Principal payments are due in 36 monthly payments. Principal payments of $6,428 are due through the remainder 2004, $25,715 is due in 2005 and 2006, and a final payment of $6,429 is due in 2007. As of September 30, 2004, $64,288 was outstanding under the equipment loan.

        Commitments totaling $21.0 million and $19.8 million in the form of standby letters of credit were issued on our behalf from financial institutions as of September 30, 2004 and December 31, 2003, respectively, primarily in favor of our various landlords to secure obligations under our facility leases or future lease termination costs. Accordingly, $21.0 million and $19.8 million have been presented as restricted cash in the accompanying Consolidated Balance Sheets at September 30, 2004 and December 31, 2003, respectively.

        Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We had no derivative financial instruments as of September 30, 2004 and December 31, 2003. We place our investments in instruments that meet high credit quality standards and the amount of credit exposure to any one issue, issuer and type of instrument is limited. Our interest rate risk related to borrowings historically has been minimal as interest expense related to borrowings has been immaterial for the three and nine months ended September 30, 2004 and 2003.

Cash Flows for the Nine Months ended September 30, 2004

  Cash Flows from Operating Activities

        Net cash used for operating activities was $38.8 million for the nine months ended September 30, 2004. Net cash used for operating activities for the nine month period ended September 30, 2004 was primarily attributable to the net loss of $3.5 million (before extraordinary gains related to real estate transactions) and changes in balance sheet accounts related to the settlement of long term lease obligations. The accrued liabilities related to restructuring costs for excess leased facilities decreased from $104.7 million at December 31, 2003 to $36.7 million as of September 30, 2004. As a result of the settlement of future lease obligations during the third quarter, we recorded a $26.0 million gain and paid $19.1 million in cash to extinguish future real estate obligations, and agreed to pay a further $18.1 million in January 2005, and were granted an option to terminate the remaining lease obligations for $4.5 million. Offsetting these activities related to the lease settlements during the period were several non-cash items, including non-cash depreciation and amortization expense of $3.1 million, and changes to balance sheet accounts, including a decrease in accounts receivable of $5.0 million due to reduced revenues, offset by a decrease in unearned revenue and deferred maintenance of $6.1 million.

  Cash Flows from Investing Activities

        Net cash used for investing activities was $0.9 million for the nine months ended September 30, 2004 and was primarily due to transfers to restricted cash. Capital expenditures were $489,000 during the nine months ended September 30, 2004. Our capital expenditures consisted of purchases of operating resources to manage our operations and consisted primarily of computer hardware and software.

  Cash Flows from Financing Activities

        Net cash used in financing activities was $11.1 million for the nine months ended September 30, 2004, consisting of $1.6 million in proceeds from the issuance of common stock and $12.7 million used for repayment of borrowings, net of new borrowings.

Cash Flows for the Years Ended December 31, 2003 as compared to 2002 and 2001.

  Cash Used For Operating Activities

        Cash used for operating activities was $23.1 million, $99.2 million and $77.9 million for fiscal 2003, 2002 and 2001, respectively. The primary reason for the net cash used for operating activities for fiscal 2003 is due to the net loss of $35.5 million adjusted for certain non-cash items such as depreciation expense, amortization of prepaid royalties and amortization of intangibles. Decreases in accounts receivable reserves of $2.5 million, accounts payable and accrued expenses of $8.1 million and in unearned revenues and deferred maintenance of $11.7 million contributed to the use of cash, offset by decreases in other noncurrent assets of $1.9 million, in accounts receivable of $10.0 million and in prepaids and other of $1.6 million and an increase in the restructuring reserves of $7.5 million. Net cash used for operating activities for the year ended December 31, 2002 was primarily attributed to the net loss of $170.5 million adjusted for certain non-cash items such as depreciation expense, amortization of prepaid royalties, amortization of intangibles, impairment of assets, non-cash restructuring charge, accounts receivable reserves and provision for deferred tax asset valuation as well as a decrease in accounts payable and accrued expenses, a decrease in unearned revenues and deferred maintenance, a decrease in other noncurrent assets, partially offset by decreases in accounts receivable and in prepaids and other, and an increase in the restructuring reserves. Net cash used for operating activities for the year ended December 31, 2001 was primarily attributed to the net loss for the year, less non-cash charges such as goodwill and intangible amortization, fixed asset depreciation and amortization, impairment of goodwill and other intangibles, charge for acquired in-process technology and the non-cash portion of the restructuring charge. Other key contributors included decreases in accounts payable and accrued expenses, unearned revenue and deferred maintenance and increases in other noncurrent assets, all partially offset by decreases in accounts receivable and prepaid expenses.

  Cash Provided By (Used For) Investing Activities

        Cash provided by investing activities of $22.0 million for fiscal 2003 and $73.9 million for fiscal 2002 primarily consisted of net sales/maturities of investments. Cash used for investing activities of $15.0 million for the year ended December 31, 2001 consisted of net maturities of investments, purchases of property and equipment, and net cash acquired in a purchase transaction.

        Capital expenditures were $131,000 for fiscal 2003, $1.1 million for fiscal 2002 and $55.7 million for fiscal 2001. Our capital expenditures have consisted of purchases of operating resources to manage our operations and included computer hardware and software, office furniture and fixtures and leasehold improvements.

  Cash Provided By Financing Activities

        Cash provided by financing activities of $2.5 million for fiscal 2003 and $26.9 million for fiscal 2002 consisted mostly of proceeds from borrowings under our line of credit facility. Cash provided in fiscal 2001 of $15.4 million consisted primarily of proceeds from the issuance of common stock.

  Leases and Other Contractual Obligations

        We lease our headquarters facility and our other facilities under non-cancelable operating lease agreements expiring through the year 2010. Under the terms of the agreements, we are required to pay lease costs, property taxes, insurance and normal maintenance costs.

        We expect to incur significant operating expenses for the foreseeable future in order to execute our business plan. A summary of total future minimum lease payments as of September 30, 2004, under non-cancelable operating lease agreements, together with amounts included in restructuring reserves is as follows (in millions):

Years Ending December 31,	Operating Leases
2004	$2.3
2005	9.1
2006	6.5
2007	3.5
2008 and thereafter	1.4

Total minimum lease payments	$22.8

        As of September 30, 2004, we have accrued $36.7 million of estimated future facilities costs as a restructuring accrual. This accrual includes the above minimum lease payments that are related to excess and abandoned space under lease, a lease termination payment of $18.1 million due in January 2005 and certain lease related allowances fees and expenses, partially offset by estimated future sublease income (See Note 6 in the Notes to Consolidated Financial Statements).

        The estimated sublease income netted against the restructuring accrual consists of the following (unaudited, in millions):

September 30, 2004
(unaudited)
Sublease income to be received under non-cancelable sublease agreements signed prior to September 30, 2004	$4.4
Estimated sublease income for sublease agreements yet to be negotiated	2.8

Total estimated sublease income	$7.2

        The following table summarizes our letters of credit and the effect such letters of credit could have on our liquidity and cash flows in future periods if the letters of credit were drawn upon (in thousands):

September 30, 2004
(unaudited)
Less than 1 year	$19,163
1 - 3 years	—
4 - 5 years	797
Over 5 years	1,000

Total	$20,960

        Restricted cash represents collateral for these letters of credit.

        During the third quarter of 2004, the Company reached agreements with certain landlords to extinguish approximately $142 million of future real estate obligations. The Company made cash payments of $19.1 million during the third quarter, and is obligated to make an additional cash payment of $18.1 million in January 2005. Standby letters of credit of $18.1 million were issued on our behalf from financial institutions as of September 30, 2004 in favor of our landlord to secure the January 2005 payment. Accordingly, $18.1 million has been included in restricted cash in the accompanying Consolidated Balance Sheets at September 30, 2004. The Company also transferred ownership of certain furniture, fixtures, and leasehold improvements with a net book value of $8.1 million to the previous landlord. In addition, the Company issued a warrant to purchase approximately 700,000 shares of our common stock at an exercise price of $5.00 per share exercisable after a one-year period. The Company currently has a residual lease obligation beginning in 2007 and will make a further cash payment of $4.5 million if it exercises an option to terminate the residual real estate obligation prior to the commencement of the lease term. This option to terminate the residual lease obligation is accounted for in accordance with SFAS 146 and is part of our computation of the restructuring gain.

        During October and November 2004, the Company reached agreements with certain landlords to extinguish approximately $12.8 million of future excess real estate obligations. In the aggregate, the settlements involve current and future cash payments by the Company of approximately $5.0 million through July 2005. As of November 2004, the Company's future minimum lease obligations have been reduced to $10.0 million.

  Factors That May Affect Future Liquidity

        The following table summarizes our contractual obligations as of September 30, 2004 and the effect such obligations are expected to have on our liquidity and cash flows in future years. Restricted cash represents the collateral for our letters of credit.

	Total	Less than 1 year	1 - 3 years	4 - 5 years	Over 5 years
	(in millions)
Letters of credit	$21.0	$19.2	$—	$0.8	$1.0
Long-term debt	1.3	0.7	0.6	—	—
SVB Facility	15.0	15.0	—	—	—
Non-cancelable operating leases	22.8	11.4	10.0	1.4	—

	$60.1	$46.3	$10.6	$2.2	$1.0

        In addition to the above obligations, in November 2004, the Company entered into an agreement with a group of investors for the sale of $20 million of convertible debentures. The Company issued an initial $16 million of debentures which will be convertible into common stock at a fixed conversion price of $2.76 per share. The notes bear interest at a rate of six percent per annum and are repayable in either cash or common stock in June 2005 over a period of up to three years, depending on the occurrence of certain events. If the Company were to repay these debentures with cash, the repayment would represent a significant use of capital.

        We anticipate that future operating expenses and capital expenditures, will constitute a material use of our existing cash resources. As a result, our net cash flows will depend heavily on the level of future revenues, our ability to further restructure operations successfully and our ability to manage infrastructure costs.

        We currently expect to fund our short-term working capital and operating resource expenditure requirements, for at least the next twelve months, from our existing cash and cash equivalents and short-term investment resources, our anticipated cash flows from operations and anticipated cash flows from subleases. However, we could experience unforeseen circumstances, such as a worsening economic downturn, lease settlements and less than anticipated cash inflows from operations, invested assets, and subleases that may increase our use of available cash or our need to obtain additional financing. Also, we may find it necessary to obtain additional equity or debt financing in order to support a more rapid expansion, develop new or enhanced products or services, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements.

        We may seek to raise additional funds through private or public sales of securities, strategic relationships, bank debt, financing under leasing arrangements or otherwise. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, financial condition and future operating results.

  Factors That May Affect Future Operating Results

        We may experience significant fluctuations in quarterly operating results that may be caused by many factors including, but not limited to, those discussed below and herein, as set out in Items 7 and

7A in our annual report on Form 10-K for the year ended December 31, 2003 and elsewhere therein and as disclosed in other documents filed with the Securities and Exchange Commission.

        Significant fluctuations in future quarterly operating results may be caused by many factors including, among others, the timing of introductions or enhancements of products and services by us or our competitors, market acceptance of new products, the mix of our products sold, changes in pricing policies by us or our competitors, our ability to retain customers, changes in our sales incentive plans, budgeting cycles of our customers, customer order deferrals in anticipation of new products or enhancements by us or our competitors, non-renewal of maintenance agreements, product life cycles, changes in strategy, seasonal trends, the mix of distribution channels through which our products are sold, the mix of international and domestic sales, the rate at which new sales people become productive, changes in the level of operating expenses to support projected growth and general economic conditions. We anticipate that a significant portion of our revenues will be derived from a limited number of orders, and the timing of receipt and fulfillment of any such orders is expected to cause material fluctuations in our operating results, particularly on a quarterly basis. Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful and should not be relied upon as any indication of future performance. It is likely that our future quarterly operating results from time to time will not meet the expectations of market analysts or investors, which may have an adverse effect on the price of our common stock.

        We are continuing efforts to reduce and control our expense structure. We believe strict cost containment and expense reductions are essential to achieving positive cash flow and profitability. A number of factors could preclude us from successfully bringing costs and expenses in line with our revenues, including unplanned uses of cash, the inability to accurately forecast business activities and further deterioration of our revenues. If we are not able to effectively reduce our costs and achieve an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for operations or for capital requirements, which could significantly harm our ability to operate our business.

        We renewed and amended our commercial line of credit during the third quarter of fiscal 2004. The SVB Facility is secured by substantially all of our owned assets. At September 30, 2004 $15.0 million was outstanding under the line of credit. Interest is due monthly and principal is due at expiration in February 2005. The primary financial covenant under the SVB Facility obligates us to maintain certain levels of available cash, cash equivalents, short-term investments and long-term investments (excluding equity investments). Falling below such levels would be an event of default for which Silicon Valley Bank may, among other things, accelerate the payment of the facility. As of September 30, 2004, we were not in compliance with certain financial covenants of the commercial credit facilities and, as a result, cannot borrow additional funds under the SVB Facility. Subsequent to September 30, 2004, we repaid the $15 million outstanding balance on the line of credit from existing cash. In November 2004, the Company received a waiver from the bank regarding non-compliance.

        Our success depends largely on the skills, experience and performance of key personnel. If we lose one or more key personnel, our business could be harmed. Our future success depends on our ability to continue attracting and retaining highly skilled personnel. We may not be successful in attracting, assimilating and retaining qualified personnel in the future. Furthermore, the significant downturn in our business environment had a negative impact on our operations. We are currently restructuring our operations and have taken actions to reduce our workforce and implement other cost containment activities. These actions could lead to disruptions in our business, reduced employee morale and productivity, increased attrition and problems with retaining existing employees and recruiting future employees and increased financial costs.

        We face a number of risks and uncertainties relate to the rapidly evolving nature of the markets in which we operate. These related market risks include, among other things, the evolution of the online commerce market, the dependence of online commerce on the development of the Internet and its related infrastructure, the uncertainty pertaining to widespread adoption of online commerce and the risk of government regulation of the Internet. Other risks and uncertainties relate to our ability to, among other things, successfully implement our marketing strategies, respond to competitive developments, continue to develop and upgrade our products and technologies more rapidly than our competitors, and commercialize our products and services by incorporating these enhanced technologies. There can be no assurance that we will succeed in addressing any or all of these risks.

        There has been a general downturn in the United States of America and global economy for the past several years. If the economic environment continues to decline or if the current global slowdown worsens or becomes more prolonged, our future results may be significantly impacted. We believe that the current economic decline has increased the average length of our sales cycle and our operating results could suffer and our stock price could decline if we do not achieve the level of revenues we expect. Financial comparisons discussed herein may not be indicative of future performance.

        Like other U.S. companies, our business and operating results are subject to uncertainties arising out of the terrorist attacks on the United States, including the economic consequences of military actions or additional terrorist activities and associated political instability, and the impact of heightened security concerns on domestic and international travel and commerce. Such uncertainties could also lead to delays or cancellations of customer orders, a general decrease in corporate spending or our inability to effectively market and sell our products. Any of these results could substantially harm our business and results of operations, causing a decrease in our revenues.

Quarterly Results of Operations

        The following tables set forth certain unaudited consolidated statement of operations data for the eleven quarters ended September 30, 2004.

        This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto.

        The unaudited quarterly information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein on this Form 10-K. We believe that period-to-period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sep. 30, 2004
	(in thousands) (unaudited)
Statement of Operations Data:
Revenues:
Software licenses	$8,179	$10,309	$10,756	$11,239	$7,975	$6,824	$5,077	$10,355	$7,840	$7,097	$4,654
Services	22,276	19,110	16,483	17,546	16,480	14,981	13,492	12,987	13,049	13,031	12,570

Total revenues	30,455	29,419	27,239	28,785	24,455	21,805	18,569	23,252	20,889	20,128	17,224
Cost of revenues:
Cost of software licenses	1,100	903	1,414	4,727	388	495	666	1,012	578	313	256
Cost of services	12,334	10,422	8,751	7,391	6,558	7,177	5,915	6,058	6,277	6,302	6,391

Total costs of revenues	13,434	11,325	10,165	12,118	6,946	7,672	6,581	7,070	6,855	6,615	6,647

Gross profit	17,021	18,094	17,074	16,667	17,509	14,133	11,988	16,182	14,034	13,513	10,577
Operating expenses:
Research and development	13,975	13,006	7,774	6,677	6,151	6,063	4,467	4,386	4,888	4,509	4,600
Sales and marketing	16,178	15,803	9,384	7,553	6,382	6,043	6,710	6,809	6,866	7,480	6,020
General and administrative	6,193	5,009	2,573	2,513	2,288	2,413	2,885	2,203	2,417	2,400	2,335
Litigation settlement costs	—	—	—	—	—	—	4,250	—	—	—	—
Goodwill and intangible amortization	887	887	887	887	887	—	—	—	—	—	—
Restructuring charge (credit)	5,380	34,565	63,205	7,299	1,035	7,817	4,509	21,995	570	679	(25,454)
Impairment of assets	2,276	—	853	—	—	—	—	—	—	—	—

Total operating expenses	44,889	69,270	84,676	24,929	17,193	22,336	22,821	35,393	14,741	15,068	(12,499)

Operating income (loss)	(27,868)	(51,176)	(67,602)	(8,262)	316	(8,203)	(10,833)	(19,211)	(707)	(1,555)	23,076

Other, net	(8,254)	(5,514)	(131)	(1,715)	1,021	608	569	263	(24)	57	315

Net income (loss)	$(36,122)	$(56,690)	$(67,733)	$(9,977)	$1,337	$(7,595)	$(10,264)	$(18,949)	$(867)	$(1,492)	$23,380

Basic net income (loss)per share	$(1.14)	$(1.77)	$(2.11)	$(0.31)	$0.04	$(0.23)	$(0.31)	$(0.57)	$(0.03)	$(0.04)	$0.70

Diluted net income (loss) per share	$(1.14)	$(1.77)	$(2.11)	$(0.31)	$0.04	$(0.23)	$(0.31)	$(0.57)	$(0.03)	$(0.04)	$0.69

Shares used in computing basic net income (loss) per share	31,673	32,037	32,171	32,261	32,447	32,751	32,906	33,080	33,300	33,476	33,599

Shares used in computing diluted net income (loss) per share	31,673	32,037	32,171	32,261	34,727	32,751	32,906	33,080	33,300	33,476	34,052

        Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. It is likely that our operating results in one or more future quarters may be below the expectations of securities analysts and investors. In that event, the trading price of our common stock almost certainly would decline.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after December 15, 2003. Disclosure requirements apply to any financial statements issued after January 31, 2003. The adoption of SFAS 146 has not had a material impact on our consolidated financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 has not had a material impact on our consolidated financial position, results of operations or cash flows.

        In November 2003, the EITF issued EITF No. 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128," which provides for a two-class method of calculating earnings per share computations that relate to certain securities that would be considered to be participating in conjunction with certain common stock rights. This guidance would be applicable to the Company starting with the third quarter beginning July 1, 2004. The adoption of EITF No. 03-6 has not had a material impact on our consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure about Market Risk

        Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We had no derivative financial instruments as of September 30, 2004 and December 31, 2003. We place our investments in instruments that meet high credit quality standards and the amount of credit exposure to any one issue, issuer and type of instrument is limited. Our interest rate risk related to borrowings historically has been minimal as interest expense related to borrowings has been immaterial for the three and nine-month periods ended September 30, 2004 and 2003.

        As of September 20, 2004, we had $15.0 million outstanding on our revolving line of credit. Interest is payable monthly at the bank's prime rate and principal is due in full in February 2005. Additionally, we have two outstanding term loans as of September 30, 2004 totaling $1.2 million in principal. Interest on those term loans are between the bank's prime rate (4.75% as of September 30, 2004) and the banks prime rate plus 1.25%.

Cash and Cash Equivalents, Short-Term Investments

        We consider all debt and equity securities with maturities of three months or less at the date of purchase to be cash equivalents. Our short-term investments consist of debt and equity securities that are classified as available-for-sale. Our debt securities are carried at fair value with related unrealized gains or losses reported as other comprehensive income (loss), net of tax.

        All short-term investments have a remaining maturity of twelve months or less. Total short-term and investment unrealized gains (losses) were $49,000 and $(83,000) for the nine months ended September 30, 2004 and 2003, respectively.

        Our cash and cash equivalents consisted of the following as of September 30, 2004 (in thousands)(unaudited):

	Amortized costs	Unrealized gains	Unrealized losses	Fair value
Cash	$49,101	$—	$—	$49,101
Money market	3	—	—	3
Corporate notes/bonds	—	—	—	—

	49,104	—	—	49,104

        Included in the table above in cash and cash equivalents are $21.0 million of restricted cash and investments.

        Our cash and cash equivalents consisted of the following as of December 31, 2003 (in thousands):

	Amortized costs	Unrealized gains	Unrealized losses	Fair value
Cash	$65,592	$—	$—	$65,592
Money market	32,602	—	—	32,602
Corporate notes/bonds	458	—	(49)	409

	$98,652	$—	$(49)	$98,603

        Included in the table above in cash and cash equivalents are restricted cash and investments of $19.8 million.

Concentrations of Credit Risk

        Financial assets that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade accounts receivable. We maintain our cash and cash equivalents and short-term investments with four separate financial institutions. We market and sell our products throughout the world and perform ongoing credit evaluations of our customers. We maintain reserves for potential credit losses. For the nine month periods ended September 30, 2004 and 2003, no single customer accounted for more than 10% of total revenue. At September 30, 2004, one customer accounted for 13% of accounts receivable.

Fair Value of Financial Instruments

        Our financial instruments consist of cash equivalents, short-term investments, accounts receivable, long-term investments, accounts payable and debt. We do not have any derivative financial instruments. We believe the reported carrying amounts of its financial instruments approximates fair value, based upon the short maturity of cash equivalents, short-term investments, long-term investments, accounts receivable and payable, and based on the current rates available to it on similar debt issues.

Foreign Currency

        We license our products and maintain significant operations in foreign countries. Fluctuations in the value of foreign currencies, principally the Euro, relative to the United States dollar have impacted our operating results in the past and may do so in the future. We expect that international license, maintenance and consulting revenues will continue to account for a significant portion of our total revenues in the future. We pay the expenses of our international operations in local currencies and do not currently engage in hedging transactions with respect to such obligations.

Equity Investments

        Our equity investments consist of investments in public and non-public companies that are accounted for under the cost method of accounting. Equity investments are accounted for under the cost method of accounting when we have a minority interest and do not have the ability to exercise significant influence. These investments are classified as available for sale and are carried at fair value when readily determinable market values exist or at cost when such market values do not exist. Adjustments to fair value are recorded as a component of other comprehensive income unless the investments are considered permanently impaired in which case the adjustment is recorded as a component of other income (expense), net in the consolidated statement of operations.

        The total fair value of our cost method long-term equity investments in public and non-public companies as of September 30, 2004 was approximately $574,000.

CHANGES IN ACCOUNTANTS

        On April 8, 2002, we received notice from our independent public accountant Arthur Andersen LLP ("Andersen") of its resignation as our auditor as a result of our plans to change independent public accountants for the fiscal year ending December 31, 2002 due to an anticipated future non-audit business relationship between the two companies.

        The reports of Andersen on our financial statements for the fiscal year ended December 31, 2001 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        During our fiscal year ended December 31, 2001, and through April 8, 2002, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Andersen would have caused them to make reference thereto in their report.

        During our fiscal year ended December 31, 2001, except as described below, there were no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)). In a letter dated March 30, 2001, Andersen informed us that they noted certain matters involving our internal controls that they considered to be reportable conditions under standards established by the American Institute of Certified Public Accountants. The reportable conditions related to our purchase requisition processes and invoice processing procedures. Members of our Audit Committee of the Board of Directors discussed this matter with Andersen. We have implemented procedures to address this matter. We have authorized Andersen to respond fully to the inquiries of the successor accountant concerning this matter.

        On May 7, 2002, we engaged the services of BDO Seidman, LLP as our new independent auditors for our fiscal year ended December 31, 2002. Our Board of Directors, with the recommendation of the Audit Committee of the Board of Directors, authorized and approved the engagement of BDO Seidman. In deciding to select BDO Seidman, the Audit Committee and our management considered auditor independence issues raised by commercial relationships we have or may have with certain accounting firms. With respect to BDO Seidman, we do not have any commercial relationship with BDO Seidman that would impair its independence. During our two fiscal years ended December 31, 2001, and the subsequent interim period through May 7, 2002, we did not consult with BDO Seidman regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

BUSINESS

Overview

        BroadVision solutions help customers rapidly increase revenues and reduce costs by moving interactions and transactions to personalized self service via the web. Our integrated self-service application suite—including process, commerce, portal, and content—offers rich functionality out of the box, and is easily configured for each customer's e-business environment.

        Over 1000 customers—including U.S. Air Force, Lockheed Martin, Netikos, Circuit City, Wal*Mart, Iberia L.A.E. and Vodafone—have licensed BroadVision solutions to power and personalize their mission-critical web initiatives.

Industry Background

        E-Business has become an integral part of doing business and organizations are looking for ways to reduce costs, improve productivity and increase revenues by moving more business processes online. Achieving this goal is complicated by the proliferation of websites and rapid acquisition of e-business solutions that occurred during the internet bubble years. This often resulted in systems that were poorly integrated into the company's overall enterprise architecture, preventing companies from empowering end users to interact with back-end systems to accomplish their goals.

        By providing a way for enterprises to quickly assemble and deploy web-based business processes that tap into those resources, organizations can dramatically reduce the cost and improve the quality of interactions between employees, customers and business partners.

        A significant number of industry analysts have highlighted the ways in which organizations can reduce costs and improve customer satisfaction by implementing the self service model including online shopping and call center operations. This trend is especially evident over the past few years at airport check-in kiosks and photo-processing kiosks. In addition to accelerating the response time for the consumer, web-based self-service applications also enable organizations to collect valuable market research data about their customers.

BroadVision Solution

        BroadVision is unique in offering a self-service solution that tightly integrates process, portal, commerce, and content management on a single, secure, high performance framework that also enables advanced personalization and seamless integration to enterprise systems.

        Introduced in 2004, BroadVision Process is a new class of application that potentially makes it possible to web-enable business processes in days, not months, dramatically reducing development time and increasing business agility. New processes can be deployed into existing web environments and readily adapted in response to changing business requirements.

        Following are key capabilities of the BroadVision self-service suite:

  •
  Scalability—Advanced load balancing and multi-layered caching allow BroadVision applications to support large numbers of concurrent customers and transactions.

  •
  Personalization—BroadVision's advanced personalization technology, including session and event-based observations and transaction information, provide a better understanding of site visitors and allow our customers to dynamically tailor content to them.

  •
  Ease of use—BroadVision applications and tools are designed with graphical user interfaces that allow non-technical business managers to modify business rules and content in real time.

  •
  Unification—BroadVision's robust self-service framework pre-integrates the technologies necessary to deploy content-rich, process-aware, user-centric portals, including data integration, business logic, process logic and user experience.

  •
  All-in-one solution—BroadVision provides 90 percent of needed functionality out-of-the-box. This accelerates time to value and reduces IT cost and complexity.

  •
  Legacy integration—A comprehensive set of application programming interfaces (APIs) allows for rapid, seamless integration with a variety of legacy business systems such as Oracle, PeopleSoft, SAP and custom mainframe systems.

  •
  Secure transaction processing—BroadVision applications provide secure handling of a wide range of commercial and financial services transactions including order pricing and discount/incentive handling, tax computation, shipping and handling charges, payment authorization, credit card processing, order tracking, news and stock feeds through a combination of built-in functionality and integration with third-party products.

  •
  Multi-platform availability—BroadVision applications are optimized for a variety of hardware and software platforms including IBM AIX, Sun Solaris, Microsoft Windows NT and Hewlett-Packard's HP-UX. Supported databases include Oracle, Sybase, Informix, IBM and Microsoft SQL Server. Supported application servers include WebLogic, WebSphere and SunOne. BroadVision also supports Open Source platforms, such as Linux with Jboss and Hypersonic.

  •
  Multilingual/Multicurrency—BroadVision applications are global ready and designed to support multiple languages (Arabic, Chinese, Hebrew, Japanese, Korean, Slovakian, Turkish and most Western European languages) and a wide range of currencies, including the euro.

Products

BroadVision Process™

        Transforms costly, people-intensive processes and collaborations into web-based self-service processes. Allows business analysts and technical staff to design and deploy solutions in days, not months, significantly reducing IT cost and accelerating time to implementation.

BroadVision Commerce™

        Transacts the entire sales process from lead generation to sales execution to customer support and allows management of B2B and B2C channels through a single application. Delivers advanced personalization capabilities and easy-to-use catalog management tools.

BroadVision Portal™

        Connects visitors to personalized views of information, resources and business processes stored in diverse internal and external legacy information systems. Easy to use and manage, it supports collaborative business processes through self-serviced microsites.

BroadVision Content™

        Manages all types of content throughout its lifecycle: from creation and management through deployment and distribution. Support for intelligent content tagging and management enables organizations to deliver highly personalized content to multiple constituents using web, wireless or print.

BroadVision Self-Service Extensions

        The following extensions build on the core functionality of BroadVision's self-service applications:

BroadVision eMarketing™

        Complements BroadVision Commerce with closed-loop campaign management. Makes it easy to segment prospects and customers and deliver personalized, relevant and timely offers via web, e-mail or both. Integrated reporting automatically gathers and presents the information organizations need to discover the marketing approach that works best.

BroadVision QuickSilver®™

        Provides powerful features for creating and publishing lengthy, complex documents supporting multiple output formats (including HTML, PDF and Postscript) and automatic publishing of personalized content to BroadVision Portal. Assemble publications from a variety of text, graphic and database sources, including Microsoft Word, AutoCad, Microsoft Excel, and Oracle. Includes a complete XML authoring environment.

BroadVision Self-Service Framework

        BroadVision applications and extensions leverage a self-service framework that provides notable availability, performance, scalability and security.

BroadVision Deployment™

        Simplifies the process of moving content from multiple systems to the production environment. Reduces the cost of managing BroadVision application assets and improves process standardization for enterprise staging initiatives.

BroadVision Multi-Touchpoint Services™

        Extends BroadVision applications beyond the desktop to mobile phones enabled with WAP, CHTML or XHTML; personal digital assistants (PDAs); voice channels that use Voice XML technology; as well as HTML devices including PCs, kiosks, ATMs, and point-of-sale terminals. Enables you to personalize content to the memory, screen, and navigational characteristics of different touch points.

BroadVision Search™

        Provides full-text and field searching of online content and any referenced external files and returns results with relevance-ranked scores. Supports query searches using a broad spectrum of search operators. Connects people to the information they seek regardless of medium. Developed in partnership with FAST, a global leader in real-time search and filter technology.

Product Bundles

        BroadVision also offers the following product bundles:

  •
  TAB (Total Agility Bundle) is a risk-free introduction to BroadVision Process. It includes a 60-day BroadVision Process software license (Designer, Developer and Server Editions) and the necessary training and specialized services to develop a mutually-agreed upon web-based self-service business process. Customers purchase the bundle—or the license expires—after the 60-day trial.

  •
  PAS (Portal Agility Suite) is a pre-integrated product bundle that includes BroadVision Portal, BroadVision Process and selected BroadVision Content Services; an all-in-one solution that makes it easy (through BroadVision Process) to keep pace with changing business requirements.

  •
  CAS (Commerce Agility Suite) is a pre-integrated product bundle that includes BroadVision Commerce, BroadVision eMarketing, BroadVision Process and selected BroadVision content services; an all-in-one commerce solution that makes it easy (through BroadVision Process) to keep pace with changing business requirements.

Technology

Open Standards-Based Architecture

        BroadVision solutions are built on object-oriented application code written in J2EE programming environments, including Java and JavaScript, and where appropriate C++, which allows developers and system integrators to use, integrate, modify, adapt or extend the applications with minimal impact on other areas to create a rapidly customized product that meets specific business requirements. BroadVision Process leverages a proven open source stack at the platform layers to reduce total cost of ownership and optimize performance.

        Support for the J2EE and CORBA standards for object-oriented computing enables high-volume performance, flexible application deployment and easy integration with third-party or legacy applications. Our applications fully support XML, which is the emerging standard for managing and exchanging data between e-business systems as well as for re-purposing and sending information to wireless devices.

        In addition, we use other widely accepted standards in developing our products, including Web Services, Structured Query Language (SQL) for accessing relational database management systems; Common Gateway Interface (CGI) and Hypertext Transfer Protocol (HTTP) for web access; Netscape Application Programming Interface (NAPI) for access to Netscape's web servers; Secure Socket Layer (SSL) for secure transmissions over networks; and the RC2 and MD5 encryption algorithms supplied by RSA Security.

        Our applications can be operated in conjunction with relational database management systems provided by IBM Corporation, Informix, Microsoft, Oracle and Sybase. Supported application servers include WebLogic, WebSphere, SunOne and JBoss.

Support for Open Source

        BroadVision Process gives organizations the option of running on a commercially available technology stack described above or on an open source stack. While our commitment to commercial platforms has not changed, we recognize that our customers are adopting open source as a platform because of its total cost of ownership and runtime benefits.

Alliances

        We recognize that today's organizations require an open, partner-based approach to e-business. Accordingly, we have assembled a team of best-of-breed partners with the skills, services and value-added products necessary to develop, market, sell and deliver the most competitive web-based self-service solutions available.

Consulting Partners

        BroadVision's systems integration and consulting services partners deliver strategic business solutions to companies. These partners offer global deployment experience, strong vertical market expertise, and process-based solutions. Our contractual agreements with these consulting partners incentivize them to build a development expertise in BroadVision's technology and sell our products and services to potential customers, thus enabling us to extend the reach of our products and/or services.

Technology/OEM Partners

        BroadVision's technology partners include Value-Added Resellers (VAR) and Independent Software Vendors (ISV) who build and deploy BroadVision-based vertical and horizontal software solutions. Our goal is always to create value-added solutions that address a customer's specific business and IT goals. In addition, technology partners include distributors who are authorized representatives that market, distribute, resell, and support BroadVision's products and services or application service providers who develop, host and support value-added application solutions based on our technology. The contracts that govern our relationships with these partners are generally terminable by either party upon 30 to 90 days notice. In most cases, technology/OEM partners license our products to users under the terms of a reseller or distribution agreement. Revenue generated from technology/OEM partners in recent years have not been significant.

Services

        BroadVision provides a full spectrum of global services to contribute to the success for businesses, including business consulting services, implementation services, migration and performance services and ongoing training and support.

Consulting Services

        BroadVision Global Services (BVGS) provides strategic services that help customers achieve maximum business value from their BroadVision applications and implementation services that ensure rapid deployment. BVGS leverages a global network of certified professionals to provide customers with high value at low cost. Our comprehensive migration services—including migration planning and optimization—provide a cost effective approach to migration and protect our customers' investment in critical business applications.

Education Services

        Coursework is available for Content Managers, Technical Developers and System Administrators through BroadVision Education Services. Customers and partners can arrange for on-site programs, which keep employees at the office, or take advantage of regularly scheduled public courses at BroadVision locations.

Support and Maintenance Services

        BroadVision offers a tiered support and maintenance program to better serve the needs of our worldwide customer base. Standard Support provides technical assistance during regular business hours; Enterprise Support is designed for customers with mission-critical environments, providing customers with access to support experts 24 hours a day, 7 days a week; and Personalized Support assigns a specific individual to a customer along with other customer specified support services, including on-site support engineers. We have technical support centers in North America, Europe and Asia. Under our standard maintenance agreement, we provide telephone support and upgrade rights to new releases, including patch releases as necessary, as well as product enhancements.

Customers

        BroadVision customers have achieved significant business value by moving interactions and transactions to web-based self service.

        As of September 30, 2004, we had licensed our products to over 1,000 end-user customers and partners. During each of the years ended December 31, 2003, 2002 and 2001, no customer accounted for more than 10% of our total revenues.

        BroadVision's software is deployed in all major industry groups, including financial services, government, healthcare, manufacturing, retail and telecommunications. Customers include U.S. Air Force, Lockheed Martin, Netikos, Circuit City, Wal*Mart, Iberia L.A.E., Vodafone, Xerox, CIBC, ENI, U.S. Postal Service, Infineon, Merck Medco, HP Shopping and KPN N.V.

Sales and Marketing

        We market our products primarily through a direct sales organization with operations in North America, Europe and Asia/Pacific. On September 30, 2004, our direct sales organization included 91 sales representatives, managers and sales support personnel.

        We have sales offices located throughout the world to support the sales and marketing of our products. In support of the Americas sales and marketing organizations, offices are located in the United States in California, Colorado, Georgia, Illinois, Massachusetts, New York, Texas, Virginia and Washington; in Canada, offices are located in Toronto and Vancouver, British Columbia.

        Sales and marketing offices for our Europe region are located in Austria, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom.

        Our sales and marketing offices in the Asia Pacific/Japan/India/Middle East region are located in India, Japan and the Republic of China (Taiwan).

        Initial sales activities typically involve discussion and review of the potential business value associated with the implementation of a BroadVision solution, a demonstration of our self-service web applications capabilities at the prospect's site, followed by one or more detailed technical reviews, often presented at our headquarters. The sales process usually involves collaboration with the prospective customer in order to specify the scope of the application. Our global services organization helps customers design, and then develop and deploy, their applications.

        As of September 30, 2004, 21 employees were engaged in a variety of marketing activities, including preparing marketing research, product planning and collateral marketing materials, managing press coverage and other public relations, identifying potential customers, attending trade shows, seminars and conferences, establishing and maintaining close relationships with recognized industry analysts and maintaining our website.

        Our marketing efforts are targeted at:

  •
  developing and supporting marketing programs to enhance customer loyalty;

  •
  building market awareness through press and industry analyst relations;

  •
  generating and developing marketing and sales leads;

  •
  creating brand awareness and visibility;

  •
  producing and maintaining marketing collateral and sales tools;

  •
  developing and supporting marketing programs associated with various alliance partners; and

  •
  developing materials associated with industry solutions.

Competition

        If we fail to compete successfully with current or future competitors, we may lose market share. The market for self-service web applications is rapidly evolving and intensely competitive. Our customers' requirements and the technology available to satisfy those requirements will continually change. We expect competition in this market to persist and increase in the future. Our primary competition currently includes:

  •
  in-house development efforts by prospective customers or partners;

  •
  other vendors of application software or application development platforms and tools directed at interactive commerce and portal applications, such as Art Technology Group, BEA, IBM Corporation, Microsoft, Oracle, PeopleSoft, Plumtree, SAP, Siebel and Vignette; and

  •
  web content developers that develop custom software or integrate other application software into custom solutions.

        The principal competitive factors affecting the market for our products are:

  •
  depth and breadth of functionality offered;

  •
  personalization and other features;

  •
  integration of portal applications and framework;

  •
  availability of knowledgeable developers;

  •
  time required for application deployment;

  •
  reliance on industry standards;

  •
  product reliability;

  •
  proven track record;

  •
  scalability;

  •
  maintainability;

  •
  product quality;

  •
  price; and

  •
  technical support.

        Compared to us, many of these competitors and other current and future competitors have longer operating histories and significantly greater financial, technical, marketing and other resources. As a result, they may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many of these companies can use their greater name recognition and more extensive customer base to gain market share at our expense. Competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers. Current and potential competitors may bundle their products to discourage users from purchasing our products. In addition, competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Competitive pressures may make it difficult for us to acquire and retain customers and may require us to reduce the price of our products. We may be unable to compete successfully with current or new competitors.

Intellectual Property and Other Proprietary Rights

        Our success and ability to compete are dependent to a significant degree on our proprietary technology. We hold a U.S patent, issued in January 1998 and expiring in August 2015, on elements of the BroadVision One-To-One Enterprise product, which covers electronic commerce operations common in today's web business. We also hold a U.S. patent, issued in November 1996 and expiring in February 2014, acquired as part of the Interleaf acquisition on the elements of the extensible electronic document processing system for creating new classes of active documents. The patent on active documents (associating procedures to elements of an electronic document) is fundamental and hard to avoid by modern document processing systems. Although we hold these patents, they may not provide an adequate level of intellectual property protection. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. We cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future, whether resulting from our intellectual property or licenses from third parties. Claims or litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could harm our business.

        We also rely on copyright, trademark, service mark, trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have registered "BroadVision", "BroadVision One-To-One", "iGuide" and "Interleaf" as trademarks in the United States and in other countries. It is possible that our competitors or other companies will adopt product names similar to these trademarks, impeding our ability to build brand identity and possibly confusing customers.

        As a matter of company policy, we enter into confidentiality and assignment agreements with our employees, consultants and vendors. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, it may be possible for an unauthorized third party to copy or otherwise obtain and use our software or other proprietary information or to develop similar software independently. Policing unauthorized use of our products will be difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software and other transmitted data. The laws of other countries may afford us little or no effective protection of our intellectual property.

Employees

        As of September 30, 2004, we employed a total of 360 full-time employees, of whom 230 are based in North America, 102 in Europe and 28 in Asia. Of these full-time employees, 112 are in sales and marketing, 79 are in product development, 124 are in global services and client support, and 45 are in finance, administration and operations.

        We believe that our future success depends on attracting and retaining highly skilled personnel. We may be unable to attract and retain high-caliber employees. Our employees are not represented by any collective bargaining unit. We have never experienced a work stoppage and consider our employee relations to be good.

Facilities

        We lease approximately 190,000 square feet of office space, of which approximately 70% is in the United States. We occupy or sublease 90% of the 190,000 square feet of our leased office space.

        At our headquarters, located in Redwood City, California, we occupy approximately 49,000 square feet of office facilities used for research and development, technical support, sales, marketing, consulting, training and administration. Additional leased domestic facilities include offices located in Atlanta, GA., Bellevue, WA., Burlington, MA., Dallas, TX., El Segundo, CA., Irving, TX., Itasca, IL.,

Landover, MD., McLean, VA., New York, NY., Redwood City, CA., San Francisco, CA., Santa Clara, CA., and Waltham, MA., which are primarily used for sales, marketing and customer service activities. Leased facilities of significant size located outside of the United States and used primarily for sales, marketing, customer support and administrative functions include facilities located in Vienna, Paris, Hamburg, Munich, Milan, Houten, Netherlands, Madrid, Stockholm, Reading, UK, Renes, Switzerland, Megenwil, Switzerland, Toronto, Japan and Singapore.

        We believe our facilities are suitable for their respective uses and, in general, are adequate to support our current and anticipated volume of business. We believe that suitable additional space will be available to accommodate any necessary or currently anticipated expansion of our operations.

Legal Proceedings

        The Company is subject to various claims and legal actions arising from time to time in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the Company has adequate defenses for each of the claims and actions, and we do not expect their ultimate disposition to have a material effect on our business, financial condition or results of operations. Although management currently believes that the outcome of other outstanding legal proceedings, claims and litigation involving us will not have a material adverse effect on our business, results of operations or financial condition, litigation is inherently uncertain, and there can be no assurance that existing or future litigation will not have a material adverse effect on our business, results of operations or financial condition.

        On June 10, 2004, Metropolitan Life Insurance Company ("MetLife") filed a complaint in the Superior Court of the State of California, County of Los Angeles, naming the Company as a defendant. The complaint alleged that the Company was liable for unlawful detainer of premises leased from the plaintiff. The plaintiff thereafter filed a First Amended Complaint alleging that the Company no longer held possession of the premises but was in breach of the lease. MetLife and the Company have reached agreement upon a settlement of the pending lawsuit under which the Company will pay MetLife an aggregate of $1,927,500 in three installments due in February 2005, May 2005 and September 2005, and in return the lawsuit will be dismissed. The parties are about to execute formal settlement documents.

MANAGEMENT

Executive Officers, Directors and Key Employees

        Our directors and executive officers and their ages as of December 15, 2004 are as follows:

Name	Age	Position
Pehong Chen	47	Chairman of the Board, Chief Executive Officer and President
William E. Meyer	42	Executive Vice President and Chief Financial Officer
Alex Kormushoff	47	Senior Vice President, Worldwide Field Operations
David L. Anderson	60	Director
James D. Dixon	61	Director
Koh Boon Hwee	54	Director
Robert Lee	56	Director
Roderick C. McGeary	54	Director
T. Michael Nevens	55	Director
Carl Pascarella	62	Director

        Pehong Chen has served as our Chairman of the Board, Chief Executive Officer and President since our incorporation in May 1993. From 1992 to 1993, Dr. Chen served as the Vice President of Multimedia Technology at Sybase, a supplier of client-server software products. Dr. Chen founded and, from 1989 to 1992, served as President of Gain Technology, a provider of multimedia applications development systems, which was acquired by Sybase. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

        William E. Meyer has served as our Executive Vice President and Chief Financial Officer since April 2003. Prior to joining BroadVision, Mr. Meyer was Chief Financial Officer of Mainsoft Corporation, a leading global publisher of cross-platform development software. Before Mainsoft, he held several senior finance positions with Phoenix Technologies, a multi-national system software company, including chief financial officer and executive vice president of inSilicon Corporation, a leading developer of semiconductor intellectual property that was spun-off from Phoenix. Prior to his tenure at Phoenix, Meyer held senior finance positions at Spectrum HoloByte/Microprose, SBT Accounting Systems and Arthur Andersen & Co.

        Alex Kormushoff has served as our Senior Vice President, Worldwide Field Operations since October 2004. Mr. Kormushoff served as our Senior Vice President of Global Services from October 2002 until October 2004. Mr. Kormushoff has served the information technology industry for nearly 25 years in various positions, including consulting, business development, practice development, and business operations. Prior to joining BroadVision, Mr. Kormushoff was the Managing Director of Sapient Germany. He also held the position of Managing Director of Sapient's Manufacturing, Retail and Distribution Practice. Sapient is a leading business consulting and technology services firm. Before Sapient, he held various senior consulting, management, and sales positions with CSC Consulting and Digital Equipment Corporation.

        David L. Anderson has served as a director of the Company since November 1993. Since 1974, Mr. Anderson has been a Managing Director of the General Partner of Sutter Hill Ventures, a venture capital investment firm. Mr. Anderson also serves on the Board of Directors of Dionex Corporation and Molecular Devices Corporation, and on the boards of directors of several privately-held companies. He holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Graduate School of Business Administration.

        James D. Dixon has served as a director of the Company since January 2003. Prior to his retirement from Bank of America in January 2002, Mr. Dixon served as an executive with bankofamerica.com. From September 1998 to February 2000, Mr. Dixon was Group Executive and

Chief Information Officer of Bank of America Technology & Operations. From 1990 to 1998, before the merger of NationsBank Corporation and BankAmerica Corporation, Mr. Dixon was President of NationsBank Services, Inc. From 1986 to 1990, he also served as Chief Financial Officer for Citizens and Southern Bank/Sovran, a predecessor company to NationsBank. Mr. Dixon holds a B.A. from Florida State University, a J.D. from University of Florida School of Law, and he is a graduate of the executive M.B.A. program at Stanford University.

        Koh Boon Hwee has served as a director of the Company since February 1996. Mr. Koh is Executive Director of MediaRing Ltd and Tech Group Asia Ltd. He is currently Chairman of Singapore Airlines Ltd and SIA Engineering Company Ltd. He also serves on the Board of Directors of Innovalues Precision Ltd and Norelco Centreline Holdings Ltd as well as Agilent Technologies, Inc. and Intelsat, Ltd. He was previously Chairman of Singapore Telecommunications Ltd (1986 to 2001), Chairman of Omni Industries Ltd (1997 to 2001) and Executive Chairman of the Wuthelam Group of Companies (1991 to 2000). Mr. Koh holds a B.S. in Mechanical Engineering from the University of London and an M.B.A. from Harvard University.

        Robert Lee has served as a director of the Company since August 2004. Mr. Lee was a corporate executive vice president and president of Business Communications Services at Pacific Bell, where he established two new subsidiaries: Pacific Bell Internet Services and Pacific Bell Network Integration. During his 26 year career at Pacific Bell, Lee managed groups in operations, sales and marketing. As executive vice president of Marketing and Sales, from 1987 to 1992, he produced revenue growth rates greater than the overall national telecommunications market. Mr. Lee as serves on the board of directors of Interland, which provides web hosting for the small and medium business market, and Netopia, which manufactures and sells DSL internet routers for consumers and small businesses.

        Roderick C. McGeary has served as a director of the Company since April 2004. Mr. McGeary is currently Chairman and Chief Executive Officer of BearingPoint, Inc. Mr. McGeary served as Chief Executive Officer of Brience, Inc. from July 2000 to July 2002. From April 2000 to June 2000, he served as a Managing Director of KPMG Consulting LLC, a wholly owned subsidiary of BearingPoint, Inc. (formerly KPMG Consulting, Inc.). From August 1999 to April 2000, he served as Co-President and Co-Chief Executive Officer of BearingPoint, Inc. From January 1997 to August 1999, he was employed by KPMG LLP as its Co-Vice Chairman of Consulting. Prior to 1997, he served in several capacities with KPMG LLP, including audit partner for technology clients. Mr. McGeary is a Certified Public Accountant and holds a B.S. degree in Accounting from Lehigh University. Mr. McGeary also serves on the board of directors of BearingPoint, Inc., Cisco Systems, Inc. and GRIC Communications, Inc.

        T. Michael Nevens has served as a director of the Company since April 2003. Prior to his retirement from McKinsey & Company, a management consulting firm, in December 2002, Mr. Nevens served as a director and was managing partner of McKinsey & Company's Global High Tech Practice and founder and Chairman of its IT Vendor Relations Committee. Prior to joining McKinsey in 1980, Mr. Nevens spent five years in several staff positions with the U.S. House of Representatives and various political organizations. He also currently serves on the Board of Directors of Borland Software Corporation. Mr. Nevens holds a B.S. in Physics from the University of Notre Dame and an M.S. in Industrial Administration from the Krannert School of Purdue University.

        Carl Pascarella has served as a director of the Company since September 1997. Since August 1993, Mr. Pascarella has been President and Chief Executive Officer of Visa U.S.A Inc. From January 1983 to August 1993, he was Assistant Chief General Manager of the Asia-Pacific region of Visa U.S.A. Before joining Visa U.S.A., Mr. Pascarella was Vice President of the International Division of Crocker National Bank. He also served as Vice President of Metropolitan Bank at Bankers Trust Company. Mr. Pascarella holds a B.A. from the University of Buffalo and an M.B.A. from Stanford University.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation of Directors

        Directors currently do not receive any cash compensation from the Company for their services as members of the Board of Directors, although they are reimbursed for certain expenses incurred in connection with attendance of Board and Committee meetings in accordance with Company policy.

        Each director of the Company is eligible to receive stock option grants under the Company's 1996 Equity Incentive Plan (the "Incentive Plan"). As of January 31, 2005, non-employee directors held options to purchase an aggregate of 454,603 shares of the Company's common stock.

        During the last fiscal year, the Company granted options for an aggregate of 120,000 shares to the non-employee directors of the Company at an exercise price per share of $2.72. The fair market value of such common stock on the date of grant was $2.72 per share (based on the definition of fair market value under the Incentive Plan).

Compensation of Executive Officers

Summary of Compensation

        The following table shows for the fiscal years December 31, 2002, 2003 and 2004, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer, its other two most highly compensated executive officers at December 31, 2004 and one individual who was an executive officer of the Company until his departure during fiscal 2004 (the "Named Executive Officers"):

Summary Compensation Table

	Annual Compensation(1)					Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Annual Bonus ($)		Other Annual Compensation ($)(2)	Securities Underlying Options (#)	All Other Annual Compensation ($)
Pehong Chen(3) Chairman of the Board, President and Chief Executive Officer	2004 2003 2002	$350,000 350,000 291,666		— — —	— — —	— — 700,000	— — —
William E. Meyer(4) Executive Vice President and Chief Financial Officer	2004 2003	$224,000 168,000		$10,000 10,000	— — —	— 240,000	— — —
Alex Kormushoff(5) Senior Vice President, Worldwide Field Operations	2004 2003 2002	$205,000 200,000 41,667	$	— 18,750 6,250	— — —	200,000 — 65,000	$56,250 — —
James Warren Utt(6) Former Senior Vice President, Worldwide Field Operations	2004 2003 2002	$100,000 200,000 87,131		— — —	$110,000 — —	— — 100,000	$97,502 47,116 —

(1)
Includes amounts earned but deferred at the election of the Named Executive Officers under the Company's 401(k) plan.

(2)
As permitted by rules promulgated by the SEC no amounts are shown with respect to certain "perquisites" where such amounts do not exceed the lesser of 10% of the sum of the amount in the salary and bonus columns or $50,000.

(3)
Does not include $350,000 in salary for August 1, 2001 through July 31, 2002 that Dr. Chen elected to forego because the Company did not reach certain financial goals. Dr. Chen's 2002 salary includes $145,833 in salary from August 1, 2002 through December 31, 2002 which Dr. Chen elected to defer until certain financial goals were met. In 2003, such goals were achieved and the deferred salary was paid out.

(4)
Mr. Meyer joined the Company as Executive Vice President and Chief Financial Officer on April 1, 2003.

(5)
Mr. Kormushoff joined the Company on September 23, 2002 and became Senior Vice President, Global Services on July 1, 2003. In October 2004, Mr. Kormushoff became Senior Vice President, Worldwide Field Operations. Other compensation paid to Mr. Kormushoff includes payment of commissions on sales.

(6)
Mr. Utt joined the Company on June 28, 2002 and was Senior Vice President, Worldwide Field Operations from July 1, 2003 until his departure from the Company in July 2004. The other compensation paid to Mr. Utt in 2003 includes payment of commissions on sales. The other compensation paid to Mr. Utt in 2004 includes $110,000 in severance payments and payment of commissions on sales.

Stock Option Grants and Exercises

        The Company grants options to its executive officers under its Incentive Plan. As of December 31, 2004, options to purchase a total of 6,741,127 shares were outstanding under the Incentive Plan and options to purchase 4,497,326 shares remained available for grant thereunder.

        The following tables show for the fiscal year ended December 31, 2004, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers.

Option Grants In Last Fiscal Year

	Individual Grants				Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term(3)
	Number of Securities Underlying Options Granted	Percent Of Total Options Granted to Employees In Fiscal 2004 (%)(1)
Name			Exercise Price Per Share ($/Sh)(2)
				Expiration Date	5% ($)	10% ($)
Pehong Chen	—	—	—	—	—	—
William E. Meyer
Alex Kormushoff	200,000	14.60%	$2.55	10/18/14	$321,300	$810,900
Warren Utt	—	—	—	—	—	—

(1)
Based on options to purchase 1,370,070 shares granted in 2004.

(2)
The exercise price per share of each option was equal to the closing sale price of the common stock as quoted on the Nasdaq Stock Market's National System on the day prior to the date of grant.

(3)
The potential realizable value is based on the term of the option at its time of grant, which is ten years. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock. The five percent and ten percent columns represent assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the Company's common stock and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

Fiscal Year End Option Values of Unexercised Options

			Number of Securities Underlying Unexercised Options at December 31, 2004 (#)(2)		Value of Unexercised In-The-Money Options at December 31, 2004($)(3)
Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Pehong Chen	—	—	1.340,788	363,656	195,482	165,407
William E. Meyer	—	—	—	—	—	—
Alex Kormushoff	—	—	21,874	221,459	1,417	32,583
Warren Utt	—	—	—	—	—	—

(1)
Value received is based on the per share deemed values of the Company's common stock on the date of exercise, determined after the date of grant solely for financial accounting purposes, less the exercise price, without taking into account any taxes that may be payable in connection the transaction.

(2)
Reflects vested and unvested shares at December 31, 2004. Options granted are immediately exercisable, but are subject to the Company's right to repurchase unvested shares on termination of employment.

(3)
Fair market value of the Company's common stock at December 31, 2004, which was $2.72 per share, less the exercise price of the options.

Equity Compensation Information

        The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of the December 31, 2004.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	5,032,019	$23.05	3,224,522
Equity compensation plans not approved by security holders(2)	3,448,238	$ 6.67	1,272,804
Total	8,480,257	$16.39	4,497,326

(1)
Includes the following: Incentive Plan, Employee Stock Purchase Plan, 1993 Interleaf Stock Option Plan and 1994 Interleaf Employee Stock Option Plan.

(2)
Includes the following: the 2000 Non-Officer Equity Incentive Plan (the "2000 Non-Officer Plan") and non-plan grants.

        The Company's 2000 Non-Officer Plan, which was in effect as of December 31, 2002, was adopted by the Board in 2000 and provided for grants of (a) Nonstatutory Stock Options, (b) stock bonuses and (c) rights to purchase restricted stock, to employees (who are not officers or directors of the Company) and consultants of the Company. Stockholder approval of the 2000 Non-Officer Plan and amendments thereto have not been required to date. An aggregate of 666,667 (as adjusted for subsequent stock splits) shares of common stock were initially reserved for issuance under the plan. Certain other provisions of the 2000 Non-Officer Plan are as follows:

  •
  Eligibility.    Nonstatutory stock options, stock bonuses and rights to purchase restricted stock may be granted under the 2000 Non-Officer Plan only to employees (who are not officers or directors of the Company) and consultants of the Company and its affiliates.

  •
  Terms of Options.    The exercise price for nonstatutory stock options available for grant under the 2000 Non-Officer Plan shall be determined by the Board and shall not be less than 85% of the fair market value of the stock subject to the option on the date of grant. Payment of the exercise price may be in the form of either (a) cash at the time the option is exercised or (b) at the discretion of the Board or the Non-Officer Option Committee, at the time of the grant of the option, (a) by delivery to the Company of other common stock of the Company, (b) according to a deferred payment or other arrangement or (c) in any other form of legal consideration that may be acceptable to the Board. The term of a nonstatutory stock option granted under the 2000 Non-Officer Plan may not exceed ten years. Options under the 2000 Non-Officer Plan typically vest at the rate of 25% on the first anniversary of the vesting commencement date and 25% annually thereafter until fully vested or the optionholder's service to the Company has terminated. The Board has the power to accelerate the time during which an option may vest or be exercised and may also authorize the modification of any outstanding option with the consent of the optionholder.

  •
  Adjustment Provisions.    The number of shares available for future grant and for outstanding but unexercised options and the exercise price of outstanding options are subject to adjustment for any merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar transaction.

  •
  Corporate Transactions.    The 2000 Non-Officer Plan provides that, in the event of a sale of substantially all of the assets of the Company, specified types of merger or consolidation with or into any other entity or person in which the Company is not the continuing or surviving entity or in which the Company is the surviving entity but the shares of common stock outstanding immediately prior to the transaction are converted by virtue of the transaction into other property, then any surviving corporation shall either assume options outstanding under the 2000 Non-Officer Plan or substitute similar options for those outstanding under the 2000 Non-Officer Plan (including an award to acquire the same consideration paid to stockholders in the change in control). If any surviving corporation does not either assume options outstanding under the 2000 Non-Officer Plan, or substitute similar options, then, with respect to stock awards held by persons then performing services as employees, directors or consultants, the time during which such stock awards may be exercised shall be accelerated and the stock awards terminated if not exercised prior to such event. With respect to any other stock awards outstanding under the 2000 Non-Officer Plan, such stock awards shall terminate if not exercised prior to such event. The acceleration of options in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Severance Plan and Separation Agreement

        Executive Severance Benefit Plan.    The Company's Executive Severance Benefit Plan (the "Severance Plan") was established effective on May 22, 2003. The purpose of the Severance Plan is to provide for the payment of severance benefits to certain eligible employees of the Company whose employment with the Company is involuntarily terminated. For purposes of the Severance Plan, an eligible employee is defined as an employee of the Company (i) who (a) reports directly to the CEO of the Company ("Group 1") or (b) is a Senior Vice President or the Vice President and Corporate Financial Controller of the Company and does not report directly to the CEO ("Group 2"), (ii) whose employment is terminated by the Company pursuant to an involuntary termination without cause or a reduction in force and (ii) who is notified by the Company in writing that he or she is eligible for participation in the Plan. The determination of whether an employee is an eligible employee is made by the Company, in its sole discretion; severance payments and benefits are made according to which Group an employee is in.

        Pursuant to the Severance Plan, each eligible employee receives a cash severance benefit in accordance with the Company's then current payroll practices and continued premium payments of their employee benefits plans as follows:

Group 1

Completed Months of Continuous Employment	Months of Base Salary/Continued Benefits
0 - 3 months	3 months
4 - 12 months	6 months
13 or more months	6 months plus 1/4 month per each completed month of continuous employment after 12 months up to a maximum of 9 months

Group 2

Completed Months of Continuous Employment	Months of Base Salary/Continued Benefits
0 - 3 months	2 months
4 - 12 months	4 months
13 or more months	4 months plus 1/6 month per each completed month of continuous employment after 12 months up to a maximum of 6 months

        Messrs. Chen, Kormushoff and Meyer are all in Group 1. Mr. Meyer's offer letter modifies his rights under the Severance Plan by providing that he will be entitled to nine months severance after 15 months of continuous employment and in the event of a change in control, 50% of the unvested shares subject to his outstanding stock options shall vest and become exercisable.

        Separation Agreement Between the Company and Andrew Nash.    Mr. Nash resigned from his position as Executive Vice President and Chief Operating Officer and all other corporate offices and positions he held with the Company, effective June 30, 2003. The Company agreed to provide Mr. Nash with one year of severance and health benefits, payable over 12 months, and six months of additional stock option vesting. In addition, Mr. Nash received his performance bonus for the second quarter of 2003. The Company and Mr. Nash executed a mutual release of claims.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since January 1, 2001, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds or exceeded $60,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities or members of such person's immediate family had or will have a direct or indirect material interest other than as described under "Management" and as described below. All future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our nominating and corporate governance committee, compensation committee or other committee comprised of independent, disinterested directors.

Director and Officer Indemnification

        Our restated certificate of incorporation contains provisions limiting the liability of directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law.

        We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for in such agreement, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party be reason of his or her position as a director, officer or other agent of the Company, and otherwise to the full extent permitted under Delaware law and our Bylaws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the ownership of the Company's common stock as of January 31, 2005 by: (a) each director; (b) each of the executive officers named in the Summary Compensation Table; (c) all current executive officers and directors of the Company as a group; and (d) all those known by the Company to be beneficial owners of more than five percent of its common stock.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares(#)	Percent of Total(%)
Pehong Chen(2)	7,290,773	20.61%
William E. Meyer(3)	120,000	*
Alex Kormushoff(4)	38,437	*
Warren Utt(5)	—	*
David L. Anderson(6)	67,193	*
James D. Dixon(4)	32,500	*
Koh Boon Hwee(7)	201,737	*
Robert Lee(4)	8,750	*
Roderick C. McGeary(4)	13,750	*
T. Michael Nevens(4)	28,750	*
Carl F. Pascarella(4)	22,305	*
All Current Directors and Executive Officers as a group (10 persons)(8)	7,824,195	21.92%

*
Less than one percent.

(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 33,962,940 shares outstanding on January 31, 2005, adjusted as required by rules promulgated by the SEC. The Company's directors and executive officers can be reached at BroadVision, Inc., 585 Broadway, Redwood City, California 94063.

(2)
Includes 5,874,985 shares held in trust by Dr. Chen and his wife for their benefit and 1,415,788 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of January 31, 2005. Excludes 300,000 shares of common stock held in trust by independent trustees for the benefit of Dr. Chen's children.

(3)
Includes 120,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of January 31, 2005.

(4)
Represents shares of common stock issuable upon the exercise of stock options exercisable within 60 days of January 31, 2005.

(5)
Mr. Utt resigned as Senior Vice President, Worldwide Field Operations effective July 2, 2004.

(6)
Includes 36,360 shares of common stock issuable upon the exercise of a stock option exercisable within 60 days of January 31, 2005 and 30,833 shares held by The Anderson Living Trust, of which Mr. Anderson is Trustee.

(7)
Includes 60,000 shares of common stock held by Seven Seas Group Ltd., in which Mr. Koh holds a controlling interest, and 12,633 shares of common stock issuable upon the exercise of a stock option exercisable within 60 days of January 31, 2005.

(8)
Includes the information contained in the notes above, as applicable, for directors and executive officers of the Company as of January 31, 2005.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        We have 2,000,000,000 shares of common stock authorized. As of January 31, 2005, 33,962,940 shares of our common stock were outstanding and held of record by 2,019 stockholders. In addition, as of January 31, 2005, 6,250,818 shares of our common stock were subject to outstanding options.

        Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding convertible preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

        We have 10,000,000 shares of preferred stock authorized. As of January 31, 2005, none of the shares of our preferred stock were outstanding. Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series.

Anti-Takeover Provisions

        Some provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

  Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person becomes an interested stockholder, unless:

  •
  our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

  •
  upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.

        Section 203 defines a "business combination" to include:

  •
  any merger or consolidation involving us and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

  •
  in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

  •
  any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

        In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

  Certificate of Incorporation and Bylaw Provisions

        Our certificate of incorporation and bylaws provide that:

  •
  no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

  •
  the approval of holders of at least a majority of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws;

  •
  our board of directors is expressly authorized to make, alter or repeal our bylaws;

  •
  in general, stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

  •
  our board of directors is authorized to issue preferred stock without stockholder approval;

  •
  directors may only be removed for cause by the holders of a majority of the shares entitled to vote at an election of directors or without cause by the holders of at least two-thirds shares entitled to vote at an election of directors; and

  •
  we will indemnify officers and directors against losses that may incur investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

        Computershare Trust Company has been appointed as the transfer agent and registrar for our common stock.

Nasdaq National Market Listing

        Our common stock is listed on The Nasdaq National Market under the symbol "BVSN."

DESCRIPTION OF CONVERTIBLE NOTES

        Our convertible notes were issued on November 10, 2004. The following description summarizes the material provisions of the convertible notes. The following description does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the convertible notes, including the definitions of certain capitalized terms used in this section, but that are not defined in this section. A copy of the form of convertible note is attached as Exhibit A to the Securities Purchase Agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

General

        On November 10, 2004, we issued an aggregate principal amount of $16 million of convertible notes. Our convertible notes will mature on November 10, 2008 (the "Maturity Date"). We may issue an additional $4 million of convertible notes pursuant to the additional investment rights described in "Description of Additional Investment Rights" below. The amount payable at maturity of each convertible note is the initial principal plus all accrued but unpaid interest thereon, to the extent such principal amount and interest has not been converted into common shares or previously paid in cash.

Interest

        Commencing on the date the convertible note was issued, interest accrues daily on the principal amount of the convertible note at a rate of 6.00% per year. Interest is payable on the first day of each calendar quarter, commencing on January 1, 2005. Subject to our having obtained the approval of our stockholders as required by the rules and regulations of the Nasdaq National Market (the "Nasdaq Rules"), for issuances of our common stock in excess of certain aggregate amounts (the "Required Stockholder Approval"), and our satisfaction of the Equity Conditions, we have the option to pay interest either in cash or common shares, or a combination of cash and common shares. In order to exercise such right, we must deliver to all the holders of convertible notes an irrevocable written notice stating our election to pay such interest in full on such Interest Date in either cash or common shares or a combination thereof (the "Interest Election Notice"). Such Interest Election Notice shall be delivered at least twenty Trading Days prior to the applicable Interest Date (the "Interest Notice Due Date"). If we elect or are required by the holders to pay any interest in common shares, the number of such shares to be issued for such Interest Date shall be the number determined by dividing (x) the amount of interest, by (y) 92% of the "Average Market Price" as of such Interest Payment Date. The "Average Market Price" is the average of the dollar volume-weighted average price of our common stock on each of the fifteen consecutive trading ending on the fourth trading day immediately preceding the applicable measurement date. Such shares shall be issued and delivered on such Interest Date.

        Interest will cease to accrue on that portion of the convertible note which is converted or paid, including pursuant to an installment conversion right or redemption. We may not reissue a convertible note that has matured or been converted, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such convertible note.

Ranking of Convertible Notes

        The convertible notes are subordinate to all Senior Indebtedness, whether outstanding on the date of issue of the convertible notes or thereafter created, incurred, assumed or guaranteed. The convertible notes are secured by a perfected security interest in all of our assets and in all of the assets of certain of our subsidiaries, which security interest is senior to all other security interests other than security interests of the Senior Indebtedness.

Conversion Rights

        The holder of a convertible note has the right to convert the outstanding principal amount and accrued and unpaid interest in whole or in part into our common shares at $2.76 per common share, as may be adjusted under the note (the "Conversion Price") by delivering to us a Conversion Notice. If we do not deliver the stock certificates or credit the holder's balance account within five Business Days after the Conversion Date, the holder of the convertible note shall be entitled to rescind such conversion by written notice to us, and we must pay the holder cash in an amount equal to 1.5% of the product of the closing sales price of our common stock on the Conversion Date times the number of shares of our common stock that we did not timely deliver. In addition, if we fail to deliver the certificate or credit the holder's balance account within three Trading Days of the Conversion Date, we will also be required to make certain payments to the holder to make them whole for certain trading losses the holder may incur because of the late delivery.

Installment Payments

        On the first day of each of the fifteen consecutive calendar months beginning on June 1, 2005, we will be required to pay $1.1 million to the holders of the initial convertible notes. Subject to our having obtained the Required Stockholder Approval and our satisfaction of the Equity Conditions, we have the option to pay an installment amount in cash or common shares, or a combination of cash and common shares. In order to exercise such right, we must deliver to all the holders of convertible notes an irrevocable written notice stating our election to pay such installment amount in full on such Installment Date in either cash or common shares or a combination thereof (the "Company Installment Notice"). Such Company Installment Notice shall be delivered at least twenty Trading Days prior to the applicable Installment Date (the "Installment Notice Due Date"). If we elect or are required to repay any portion of an installment amount in common shares, the number of such shares to be issued for such shall be the number determined by dividing (x) the installment amount being paid in shares, by (y) the lower of (i) 92% of the Average Market Price as of such Installment Date and (ii) $2.76, as may be adjusted under the note. If the Average Market Price is greater than the conversion price calculated in (y) above, then we will be deemed to have elected to pay the installment amount entirely in common shares, unless otherwise notified by a holder. The additional convertible notes that may be issued pursuant to the additional investment rights do not provide for these installment payments.

        The holder of an initial convertible note may elect to defer the payment of all or a portion of an installment by giving us notice at least ten Trading Days prior to the Installment Date. We may elect to defer the payment of all or a portion of an installment, if the dollar volume-weighted average price of our common stock equals or exceeds 105% of $2.76,as may be adjusted under the note, for each of the ten consecutive Trading Days ending on the first Trading Day prior to the applicable Installment Notice Due Date. A deferral installment shall be paid on the date that is eighteen months after the date of the original Installment Date.

Special Installment Payments

        So long as $5 million is outstanding under the notes and in the event, at the end of a calendar quarter, our U.S. Net Cash Balance is less than $10 million or our Net Cash Balance is less than $15 million (each a "Net Cash Deficiency"), then we shall provide notice to the holders of the Net Cash Deficiency on the date of our quarterly results announcement. For a period of seven Business Days after our notice to the holders, each holder may provide us a notice requiring us to pay a Special Installment Amount, equal to $1 million for all holders, on each Special Installment Date until there is no longer a Net Cash Deficiency at the end of a calendar quarter (and for not less than three Special Installment Dates). Our payment of the Special Installment Amount may be in cash and/or common stock pursuant to similar terms as the payment of regular installment amounts.

Redemption of Convertible Notes at Our Option

        Commencing on the date one year after the Effective Date (the "Mandatory Conversion Eligibility Date"), if (i) the daily volume-weighted average price of our common shares has been at or above 200% of the Conversion Price for at least 20 consecutive Trading Days after the Mandatory Conversion Eligibility Date and (ii) the Equity Conditions shall have been satisfied, we have the right to require the holder of a convertible note to convert the convertible note in whole, including interest, into shares of our common stock at $2.76 per common share, as may be adjusted under the note, as set forth and subject to the conditions in the convertible note. If we make the foregoing election with respect to any convertible note, we must make the same election in the same proportion with respect to all convertible notes.

Conversion Price Adjustments

        The Conversion Price will be reduced in certain instances where shares of common stock are sold or deemed to be sold at a price less than the applicable Conversion Price, including the issuance of certain options, the issuance of convertible securities, or the change in exercise price or rate of conversion for options or convertible securities. The Conversion Price will be proportionately adjusted if we subdivide (by stock split, stock dividend, recapitalization or otherwise) or combine (by combination, reverse stock split or otherwise) one or more classes of our common stock.

Change of Control Redemption

        In the event of a Change of Control, a holder may require us to redeem all or a portion of their convertible note. The redeemed portion shall be redeemed at a price equal to the greater of:

  •
  the product of the redeemed amount multiplied by the ratio of (x) the closing sales price of our common stock immediately following the public announcement of the Change of Control to (y) the Conversion Price; and

  •
  the redeemed amount multiplied by (a) 105% if the Change of Control occurs within six months of November 10, 2004, (b) 110% if the Change of Control occurs between six months and one year after November 10, 2004, or (c) 120% if the Change of Control occurs after one year after November 10, 2004.

Purchase Right

        In addition to other adjustments, if we grant, issue or sell options, convertible securities, or other rights to purchase stock, warrants, securities or other property pro rata to the holders of our common stock, then the holder of a convertible note will be entitled to acquire on the same terms the same rights or securities as if the holder had held the number of shares of our common stock acquirable upon complete conversion of their convertible note.

Certain Covenants

        Fundamental Transactions. We will not enter into any Fundamental Transaction unless the successor entity assumes our obligations under the convertible notes, pursuant to written agreements satisfactory to the holders of at least a majority of the outstanding principal amounts of the convertible notes. In addition, in the event of a Fundamental Transaction in which the holders of our common stock are to receive securities or assets in respect to or in exchange for their shares, we will insure that the holder of a convertible note will have the right to receive upon conversion or redemption of the note after the Fundamental Transaction such securities or assets, in lieu of the shares or assets that the holder would have been entitled to receive upon conversion or redemption of the note prior to the

Fundamental Transaction, that the holder would have received in the Fundamental Transaction if the note had been converted or redeemed immediately prior to the Fundamental Transaction.

        Permitted Indebtedness. So long as any convertible notes are outstanding, we will not, nor will we permit any of our subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness other than Permitted Indebtedness. Additionally, we will not permit the unpaid balance under our Senior Credit Facility to (a) exceed $15 million for more than 10 days in calendar quarter without written consent of holders of at least a majority of the outstanding principal amount of the convertible notes or (b) exceed $15 million for more than 10 consecutive days.

        Liens. While any convertible notes remain outstanding, we will not, nor will we permit any of our subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets owned by us or our subsidiaries, other than Permitted Liens.

        Restricted Payments. We will not, and we will not permit any of our subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make payments on any Permitted Indebtedness (other than Senior Indebtedness consisting of revolving loans) if at the time of such payment an Event of Default has occurred and is continuing.

        Reserved Shares. So long as any convertible notes are outstanding, we will reserve and keep available out of our authorized and unissued common stock, 150% of the number of shares of our common stock necessary to effect the conversion of all of the convertible notes then outstanding pursuant to conversions at the option of the holders.

Issuance Limitations

        Any conversion of a convertible note into shares of our common stock will be limited to the extent that, after giving effect to such conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after the conversion. By written notice to us, the holder may increase the limitation percentage above to any percentage not in excess of 9.99%.

        We will not be obligated to issue any shares of our common stock upon conversion of the convertible notes if the issuance would exceed the aggregate number of shares of our common stock that we may issue upon conversion and exercise of the convertible notes and warrants without breaching the Nasdaq Rules, except that this limitation won't apply once we have obtained the Required Stockholder Approval.

Default and Related Matters

        If an Event of Default occurs, and is continuing with respect to any of our convertible notes, the holder may require us to redeem all or a portion of the convertible note. In the event of a redemption due to an Event of Default, the amount due and owing to the holder of a convertible note shall be the greater of (1) either 120% or 100% of the redeemed amount, depending on the specific Event of Default, and (2) the product of (A) the closing sales price of our common stock on the date immediately prior to the Event of Default and (B) the quotient of the redeemed amount divided by the Conversion Price. Upon the occurrence and during the continuance of an Event of Default, interest on the convertible note will accrue at a rate of 12%.

        In any event of any late payment of any amount, other than interest, due under the convertible note, a late charge equal to 12% per annum will accrue on the late payment until paid in full.

        The remedies pursuant to the convertible note are cumulative.

DESCRIPTION OF WARRANTS

        The warrants were issued on November 10, 2004. The following description summarizes the material provisions of the warrants. The following description does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the warrants, including the definitions of certain capitalized terms used in this section, but that are not defined in this section. A copy of the form of warrant is attached as Exhibit B to the Securities Purchase Agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

General

        On November 10, 2004, we issued warrants to purchase an aggregate of 1,739,130 shares of our common stock at an exercise price of $3.58, subject to certain adjustments. The warrants may be exercised at any time between May 10, 2005 and sixty-six months after their issuance date. Any warrants not exercised prior to such time will expire.

Exercise of Warrants

        In the event that a warrant is not exercised in full, the number of common shares to be available for purchase thereunder shall be reduced by the number of such common shares for which that warrant is exercised. If we do not deliver the stock certificates or credit the holder's balance account within three Business Days after we receive the exercise delivery documents, we must pay the holder cash in an amount equal to 1.0% of the product of the closing sales price of our common stock on the day prior to last day we were allowed to deliver the shares without penalty times the number of shares of our common stock that we did not timely deliver. In addition, if we fail to deliver the certificate or credit the holder's balance account within three Business Days after we receive the exercise delivery documents, we will also be required to make certain payments to the holder to make them whole for certain trading losses the holder may incur because of the late delivery.

        If a Registration Statement covering the shares issuable upon exercise of the warrant is not available for the resale of those shares, upon exercise of the warrant by the holder and in lieu of making the cash payment, the holder may elect to receive the Net Number of shares of our common stock according to the formula in the warrant.

Issuance Limitations

        Other than in connection with a Fundamental Transaction, any exercise of a warrant into shares of our common stock will be limited to the extent that, after giving effect to such exercise, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after the exercise. By written notice to us, the holder may increase the limitation percentage above to any percentage not in excess of 9.99%.

        We will not be obligated to issue any shares of our common stock upon exercise of the warrants if the issuance would exceed the aggregate number of shares of our common stock that we may issue upon conversion and exercise of the convertible notes and warrants without breaching the Nasdaq Rules, except that this limitation won't apply once we have obtained the Required Stockholder Approval.

Exercise Price Adjustments

        The Exercise Price will be reduced in certain instances where shares of common stock are sold or deemed to be sold at a price less than the applicable Exercise Price, including the issuance of certain options, the issuance of convertible securities, or the change in exercise price or rate of conversion for option or convertible securities. The Exercise Price will be proportionately adjusted if we subdivide (by stock split, stock dividend, recapitalization or otherwise) or combine (by combination, reverse stock split or otherwise) one or more classes of our common stock.

        In the event we declare or make any dividend or other distribution of our assets to holders of our shares of common stock, the Exercise Price will be reduced by multiplying the Exercise price by a fraction of which (i) the numerator is the closing bid price of our common stock on the trading day prior to the record date of the Distribution minus the value of the Distribution applicable to one share of our common stock and (ii) the denominator is the closing bid price on the trading day prior to the record date of the Distribution. The number of warrant shares into which a warrant can be exercised will be increased proportionately.

Purchase Right

        In addition to other adjustments, if we grant, issue or sell options, convertible securities, or other rights to purchase stock, warrants, securities or other property pro rata to the holders of our common stock, then the holder of a warrant will be entitled to acquire on the same terms the same rights or securities as if the holder had held the number of shares of our common stock into which their warrant is exercisable.

Fundamental Transactions

        We will not enter into any Fundamental Transaction unless the successor entity assumes our obligations under the warrant, pursuant to written agreements satisfactory to the holders of warrants representing at least a majority of the shares of common stock underlying the outstanding warrants, including the issuance of appropriate replacement warrants. In addition, in the event of a Fundamental Transaction in which the holders of our common stock are to receive securities or assets in respect to or in exchange for their shares, we will insure that the holder of a warrant will have the right to receive upon exercise of the warrant after the Fundamental Transaction such securities or assets that the holder would have received in the Fundamental Transaction if the warrant had been exercised prior to the Fundamental Transaction.

Warrant Holder not a Stockholder

        Except as otherwise provided in the warrant, the holders of the warrants, solely in their capacities as holders of warrants, shall not be deemed to be stockholders of the Company nor have the rights of stockholders of the Company.

DESCRIPTION OF ADDITIONAL INVESTMENT RIGHTS

        The additional investment rights were issued on November 10, 2004. The following description summarizes the material provisions of the additional investment rights. The following description does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the additional investment rights, including the definitions of certain capitalized terms used in this section, but that are not defined in this section. A copy of the form of additional investment right is attached as Exhibit C to the Securities Purchase Agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

General

        On November 10, 2004, we issued additional investment rights in connection with the issuance of the convertible notes and warrants. The additional investment rights give the holders to right to purchase, in the aggregate, $4 million of additional convertible notes. The additional convertible notes will have substantially similar terms as the convertible notes. The additional investment rights may be exercised at any time from the date of issuance until July 10, 2005.

Exercise of Additional Investment Rights

        In additional investment rights may be exercised in whole or in part by delivering written notice to us and payment of $1.00 for each $1.00 of principal amount of additional convertible notes being purchased (the date on which the later of these two events occurs will be deemed the "Exercise Date"). If we do not deliver the additional convertible notes within three Business Days of the Exercise Date, we must pay the holder cash in an amount equal to 1.0% of the principal amount of the additional convertible notes being purchased. As of the Exercise Date, the holder will be deemed to be the holder of record of the additional convertible note with respect to the portion of the additional investment right being exercised.

Fundamental Transactions

        We will not enter into any Fundamental Transaction unless the successor entity assumes our obligations under the additional investment rights, pursuant to written agreements satisfactory to the holders of additional investment rights representing at least a majority of the principal amount of additional convertible notes underlying the outstanding additional investment rights.

Mandatory Funding

        If at any time after the Effective Date until July 10, 2005 (the "Mandatory Funding Eligibility Date"), (i) the daily volume-weighted average price of our common shares has been at or above $4.14 for each of any 20 consecutive Trading Days after the Mandatory Funding Eligibility Date and (ii) the AIR Equity Conditions shall have been satisfied, we have the right to require the holder of an additional investment right to exercise all or a portion of the additional investment right. Our election to require the exercise of the additional investment right shall be irrevocable. If we make the foregoing election with respect to any additional investment right, we must make the same election in the same proportion with respect to all additional investment rights.

LEGAL MATTERS

        Cooley Godward LLP, San Francisco, California will pass upon the validity of the common stock offered by this prospectus for us.

EXPERTS

        Our consolidated financial statements and schedule at December 31, 2002 and 2003 and for each of the two years in the period ended December 31, 2003 appearing in this prospectus and registration statement have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        Our consolidated financial statements as of December 31, 2001 and for the year then ended, appearing in this prospectus and registration statement, were audited by other independent accountants who have ceased operations. We have not obtained, and are not able to obtain, a written consent from those other independent accountants. Accordingly, we have omitted the written consent of those other independent accountants in reliance upon Rule 473(a) under the Securities Act of 1933. You will not be able to recover against those other independent accountants under Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements audited by those other independent accountants or for any omission to state a material fact required to be stated in those financial statements.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

        We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by an independent accounting firm, and to file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of BroadVision, Inc. and Subsidiaries:

        We have audited the accompanying consolidated balance sheets of BroadVision, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of BroadVision, Inc. as of December 31, 2001, and for the year then ended, prior to the revisions discussed in Notes 1 and 9, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated March 29, 2002.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the 2002 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of BroadVision, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

        As disclosed in Notes 1 and 9 to the consolidated financial statements, upon adoption of new accounting pronouncements effective during 2002, the Company changed its method of accounting for goodwill and other intangible assets, and its method of accounting for reimbursable out-of-pocket expenses.

        As discussed above, the consolidated financial statements of BroadVision, Inc. as of December 31, 2001, and for the year then ended, were audited by other independent accountants who have ceased operations. As described in Note 1, these financial statements have been restated to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company on January 1, 2002, and to reclassify reimbursable out-of-pocket expenses in accordance with Emerging Issues Task Force Issue 01-14 "Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred," also adopted by the Company on January 1, 2002. We audited the transitional disclosures for 2001 described in Note 1. We also audited the adjustments described in Note 9 that were applied to restate the 2001 consolidated financial statements. In our opinion, all such adjustments and transitional disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/  BDO SEIDMAN, LLP

San Jose, California
January 22, 2004

        THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSSUED. BROADVISION, INC. HAS RESTATED ITS FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001, TO INCLUDE THE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," AND TO RECLASSIFY REIMBURSABLE OUT-OF-POCKET EXPENSES IN ACCORDANCE WITH EMERGING ISSUES TASK FORCE ISSUE 01-14 "INCOME STATEMENT CHARACTERIZATION OF REIMBURSEMENTS RECEIVED FOR OUT OF POCKET EXPENSES INCURRED," ALSO ADOPTED BY THE COMPANY ON JANUARY 1, 2002. THE REVISION TO THE 2001 FINANCIAL STATEMENTS RELATED TO THIS TRANSITIONAL DISCLOSURE WERE REPORTED ON BY BDO SEIDMAN, LLP, AS STATED IN THEIR REPORT APPEARING HEREIN.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of BroadVision, Inc. and Subsidiaries:

        We have audited the accompanying consolidated balance sheets of BroadVision, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BroadVision, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ ARTHUR ANDERSEN LLP

San Jose, California
March 29, 2002

BROADVISION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$77,386	$78,776	$28,144
Short-term investments	24,484	—	—
Accounts receivable, less receivable reserves of $5,502, $3,022, and $1,295 as of December 31, 2002, 2003 and September 30, 2004, respectively	22,917	15,380	12,100
Restricted cash	—	—	19,163
Prepaids and other	9,181	5,346	4,098

Total current assets	133,968	99,502	63,505
Property and equipment, net	26,600	15,400	4,383
Deferred tax asset	—	—	—
Long-term investments	587	—
Restricted cash and investments, net of current portion	16,704	19,827	1,797
Equity investments	2,083	1,565	574
Goodwill	53,421	53,421	53,421
Other intangibles, net	3,899	3,013	3,013
Other assets	2,874	2,354	1,753

Total assets	$240,136	$195,082	$128,446

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Bank borrowings and current portion of long-term debt	$25,977	$27,977	$15,774
Accounts payable	8,105	9,186	6,730
Accrued expenses	55,787	34,761	39,858
Unearned revenue	14,158	7,596	4,297
Deferred maintenance	24,325	19,234	16,429

Total current liabilities	128,352	98,754	83,088
Long-term debt, net of current portion	1,945	969	503
Other noncurrent liabilities	68,206	87,409	14,100

Total liabilities	198,503	187,132	97,691

Commitments and contingencies (Note 6)
Stockholders' equity:
Convertible preferred stock, $0.0001 par value; 10,000 shares authorized; none issued and outstanding	—	—	—
Common stock, $0.0001 par value; 2,000,000 shares authorized; 32,439, 33,198 and 33,743 shares issued and outstanding as of December 31, 2002, 2003 and September 30, 2004, respectively	3	3	3
Additional paid-in capital	1,210,797	1,212,671	1,214,273
Accumulated other comprehensive (loss) income	37	(49)	133
Accumulated deficit	(1,169,204)	(1,204,675)	(1,183,654)

Total stockholders' equity	41,633	7,950	30,755

Total liabilities and stockholders' equity	$240,136	$195,082	$128,446

See Accompanying Notes to Consolidated Financial Statements

BROADVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Revenues:
Software licenses	$101,480	$40,483	$30,230	$19,875	$19,591
Services	146,943	75,415	57,851	44,954	38,650

Total revenues	248,423	115,898	88,081	64,829	58,241
Cost of revenues:
Cost of software licenses	9,895	8,144	2,561	1,549	1,147
Cost of services	97,639	38,898	25,708	19,650	18,970

Total cost of revenues	107,534	47,042	28,269	21,199	20,117
Gross profit	140,889	68,856	59,812	43,630	38,124
Operating expenses:
Research and development	78,677	41,432	21,067	16,681	13,997
Sales and marketing	139,799	48,918	26,394	19,585	20,365
General and administrative	42,311	16,288	9,790	7,586	7,152
Litigation settlement costs	—	—	4,250	4,250	—
Goodwill and intangible amortization	211,216	3,548	886	887	—
Charge for acquired in-process technology	6,418	—	—	—
Restructuring charge	153,284	110,449	35,356	13,361	(24,205)
Impairment of assets	—	3,129	—	—
Impairment of goodwill and other intangibles	336,379	—	—	—

Total operating expenses	968,084	223,764	97,743	62,350	17,309

Operating income (loss)	(827,195)	(154,908)	(37,931)	(18,720)	20,815
Interest income, net	11,404	4,130	803	673	288
Other (expense) income, net	(18,332)	(12,141)	2,096	1,780	59

Income (loss) before provision for income taxes	(834,123)	(162,919)	(35,032)	(16,267)	21,162
Provision for income taxes	2,136	7,603	439	(256)	(141)

Net income (loss)	$(836,259)	$(170,522)	$(35,471)	$(16,523)	$21,021

Basic earnings (loss) per share	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.63

Diluted earnings (loss) per share	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.61

Shares used in computing earnings (loss) per share:
Basic shares	30,748	32,036	32,800	32,706	33,459

Diluted shares	30,748	32,036	32,800	32,706	34,322

See Accompanying Notes to Consolidated Financial Statements

BROADVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock			Accumulated Other Comprehensive Income (loss)
			Additional Paid-in Capital		Accumulated Deficit	Comprehensive Income (loss)	Total Stockholders' Equity
	Shares	Amount
Balances as of December 31, 2000	30,007	$3	$1,176,066	$(4,348)	$(162,423)		$1,009,298

Comprehensive loss:
Net loss					(836,259)	$(836,259)	(836,259)
Unrealized investment loss less reclassification adjustment for gains (losses) included in net loss, net of $701 of tax				(897)		(897)	(897)

Total comprehensive loss						$(837,156)

Issuance of common stock under employee stock purchase plan	266	—	6,975	—	—		6,975
Issuance of common stock from exercise of options	1,069	—	9,450	—	—		9,450
Issuance of common stock in connection with Keyeon acquisition	301	—	13,566	—	—		13,566
Stock-based compensation charge	—	—	1,014	—	—		1,014

Balances as of December 31, 2001	31,643	$3	$1,207,071	$(5,245)	$(998,682)		$203,147

Comprehensive loss:
Net loss					(170,522)	$(170,522)	(170,522)
Unrealized investment gain less reclassification adjustment for gains (losses) included in net loss, net of $2,606 tax				5,282		5,282	5,282

Total comprehensive loss						$(165,240)

Issuance of common stock under employee stock purchase plan	558	—	1,793	—	—		1,793
Issuance of common stock from exercise of options	238	—	1,087	—	—		1,087
Stock-based compensation charge	—	—	846	—	—		846

Balances as of December 31, 2002	32,439	$3	$1,210,797	$37	$(1,169,204)		$41,633

Comprehensive loss:
Net loss					(35,471)	(35,471)	(35,471)
Unrealized investment gain less reclassification adjustment for gains (losses) included in net loss				(86)		(86)	(86)

Total comprehensive loss						$(35,557)

Issuance of common stock under employee stock purchase plan	365		863				863
Issuance of common stock from exercise of options	369		669				669
Stock-based compensation charge	25		342				342

Balances as of December 31, 2003	33,198	$3	$1,212,671	$(49)	$(1,204,675)		$7,950

Comprehensive loss:
Net income (unaudited)					21,021	21,021	21,021
Foreign currency translations				189			189
Unrealized investment gain less reclassification adjustment for gains (losses) included in net income (unaudited)				49		49	49
Reclassification adjustment			56	(56)

Total comprehensive income (loss) (unaudited)						$21,259

Issuance of common stock under employee stock purchase plan (unaudited)	314		993				993
Issuance of common stock from exercise of options (unaudited)	225		568				568
Stock-based compensation income (unaudited)	6		(15)				(15)

Balances as of September 30, 2004 (unaudited)	33,743	$3	$1,214,273	$133	$(1,183,654)		$30,755

See Accompanying Notes to Consolidated Financial Statements

BROADVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(836,259)	$(170,522)	$(35,471)	$(16,523)	$21,021
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	25,440	18,200	11,261	9,337	3,129
Stock-based compensation expense (income)	350	846	342	279	(15)
Provision for (release of) doubtful accounts and reserves	8,298	3,979	(812)	(386)	(1,722)
Amortization of prepaid royalties	3,853	6,764	1,167	973	494
Amortization of prepaid compensation	609	—	—	—	—
Unrealized (gain) loss on investments	—	—	—	(46)	50
Realized loss on cost method long-term investments	12,625	12,649	385	326	517
Equity in net loss from unconsolidated subsidiary	2,438	—	—	—	—
Loss on sale or abandonment of fixed assets	3,113	344	—	—	8,060
Impairment of assets	—	3,129	—	(36)	(96)
Amortization of goodwill and other intangibles	211,216	3,548	886	887	—
Impairment of intangibles	336,379	—	—	—	—
Charge for acquired in-process technology	6,418	—	—	—	—
Non-cash restructuring charge (reversal)	37,460	18,891	(457)	—	—
Provision for deferred tax asset valuation allowance	—	6,279	—	—	—
Loss on revaluation of warrant				—	272
Changes in operating assets and liabilities, net of effects from acquired business:
Accounts receivable	55,863	12,872	8,349	12,224	5,002
Prepaids and other	9,332	3,635	1,621	3,458	754
Restructuring reserve	90,789	6,323	7,489	(7,336)	(73,125)
Accounts payable and accrued expenses	(34,548)	(9,097)	(8,135)	(7,317)	2,368
Unearned revenue and deferred maintenance	(5,625)	(14,434)	(11,653)	(14,908)	(6,105)
Other noncurrent assets	(5,618)	(2,600)	1,909	390	735
Other noncurrent liabilities	—	—	—	(130)	(183)

Net cash used for operating activities	(77,867)	(99,194)	(23,119)	(18,808)	(38,844)

Cash flows from investing activities:
Sales/maturity of short-term investments	94,251	82,582	27,342	26,288	—
Purchase of short-term investments	(118,971)	(43,041)	(2,917)	(2,917)	—
Sales/maturity of long-term investments	103,251	24,315	3,403	3,403	574
Transfer from (to) restricted cash/investments	—	13,245	(3,123)	(4,254)	(1,132)
Purchase of long-term investments	(45,728)	(2,349)	(2,729)	(2,729)	(100)
Purchase of property and equipment	(55,697)	(1,091)	(131)	(131)	(489)
Proceeds from sale of assets	761	247	186	186	—
Proceeds from dividends	—	—	—	—	277
Cash acquired in purchase transaction	7,171	—	—	—	—

Net cash provided by (used for) investing activities	(14,962)	73,908	22,031	19,846	(870)

Cash flows from financing activities:
Proceeds from borrowings	—	25,000	2,000	2,000	69,076
Repayments of borrowings	(975)	(977)	(1,051)	(970)	(81,744)
Proceeds from issuance of common stock, net	16,425	2,891	1,529	1,166	1,561

Net cash provided by financing activities	15,450	26,914	2,478	2,196	(11,107)

Effect of change in exchange rates on cash and cash equivalents	—	—	—	—	189
Net increase (decrease) in cash and cash equivalents	(77,379)	1,628	1,390	3,234	(50,632)
Cash and cash equivalents, beginning of year	153,137	75,758	77,386	77,386	78,776

Cash and cash equivalents, end of year	$75,758	$77,386	$78,776	$80,620	$28,144

Supplemental cash flow disclosures:
Cash paid for interest	$500	$883	$199	$170	$87

Cash paid for income taxes	$2,136	$1,324	$1,263	$849	$227

Non-cash investing and financing activities:
In connection with the acquisition of Keyeon, the following non-cash transaction occurred:
Fair value of assets acquired, including cash	$(17,573)	—	—	—	—
Liabilities assumed	4,007	—	—	—	—
Issuance of common stock	13,566	—	—	—	—

See Accompanying Notes to Consolidated Financial Statements

BROADVISION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 is unaudited)
(in thousands, except share and per share amounts)

Note 1. Organization and Summary of Significant Accounting Policies

Nature of Business

        BroadVision, Inc. (collectively with its subsidiaries, the "Company") was incorporated in the state of Delaware on May 13, 1993 and has been a publicly traded corporation since 1996. BroadVision develops, markets and supports self-service web applications that enable companies to unify their e-business infrastructure and conduct both interactions and transactions with employees, partners and customers through a personalized self-service model that increases revenues, reduces costs and improves productivity.

Basis of Presentation and Use of Estimates

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the Company's opinion, the consolidated financial statements presented herein include all necessary adjustments, consisting of normal recurring adjustments, to fairly state the Company's financial position, results of operations and cash flows for the periods indicated. The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make certain assumptions and estimates that affect reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from estimates.

Unaudited Interim Financial Information

        The accompanying unaudited interim consolidated balance sheet as of September 30, 2004, the consolidated statements of income for the nine months ended September 30, 2003 and 2004, the consolidated statements of cash flows for the nine months ended September 30, 2003 and 2004 and the consolidated statement of stockholders' equity for the nine months ended September 30, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company's statement of financial position at September 30, 2004, its results of operations and its cash flows for the nine months ended September 30, 2003 and 2004. The results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Revenue Recognition

Overview

        The Company's revenue consists of fees for licenses of the Company's software products, maintenance, consulting services and customer training. The Company generally charges fees for licenses of its software products either based on the number of persons registered to use the product or based on the number of Central Processing Units ("CPUs") on the machine on which the product is installed. Licenses for software whereby fees charged are based upon the number of persons registered to use the product are differentiated between licenses for development use and licenses for use in deployment of the customer's website. Licenses for software whereby fees charged are on a per-CPU basis do not differentiate between development and deployment usage. The Company's revenue recognition policies are in accordance with Statement of Position ("SOP") 97-2, as amended, SOP 98-9 and the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

Software License Revenue

        The Company licenses its products through its direct sales force and indirectly through resellers. In general, software license revenues are recognized when a non-cancelable license agreement has been signed and the customer acknowledges an unconditional obligation to pay, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer, which generally occurs when media containing the licensed programs is provided to a common carrier. In case of electronic delivery, delivery occurs when the customer is given access to the licensed programs. For products that cannot be used without a licensing key, the delivery requirement is met when the licensing key is made available to the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. Subscription-based license revenues are recognized ratably over the subscription period. The Company enters into reseller arrangements that typically provide for sublicense fees payable to the Company based upon a percentage of list price. The Company does not grant its resellers the right of return.

        The Company recognizes revenue using the residual method pursuant to the requirements of SOP 97-2, as amended by SOP 98-9. Revenues recognized from multiple- element software arrangements are allocated to each element of the arrangement based on the fair values of the elements, such as licenses for software products, maintenance, consulting services or customer training. The determination of fair value is based on objective evidence, which is specific to the Company. The Company limits its assessment of objective evidence for each element to either the price charged when the same element is sold separately or the price established by management having the relevant authority to do so, for an element not yet sold separately. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

        The Company records unearned revenue for software license agreements when cash has been received from the customer and the agreement does not qualify for revenue recognition under the Company's revenue recognition policy. The Company records accounts receivable for software license agreements when the agreement qualifies for revenue recognition but cash or other consideration has not been received from the customer.

Services Revenue

        Consulting services revenues and customer training revenues are recognized as such services are performed. Maintenance revenues, which include revenues bundled with software license agreements that entitle the customers to technical support and future unspecified enhancements to the Company's products, are deferred and recognized ratably over the related agreement period, generally twelve months.

        The Company's consulting services, which consist of consulting, maintenance and training, are delivered through the BroadVision Global Services ("BVGS") organization. Services that the Company provides are not essential to the functionality of the software. The Company records reimbursement from its customers for out-of-pocket expenses as an increase to services revenues.

Research and Development and Software Development Costs

        Under the criteria set forth in Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed, development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized and recorded at the lower of unamortized cost or net realizable value. The costs incurred subsequent to the establishment of a working model but prior to general release of the product have not been significant. To date, the Company has not capitalized any costs related to the development of software for external use.

Prepaid Royalties

        Prepaid royalties relating to purchased software to be incorporated and sold with the Company's software products are amortized as a cost of software licenses, either on a straight-line basis over the remaining term of the royalty agreement or on the basis of projected product revenues, whichever results in greater amortization.

Employee Stock Option and Purchase Plans

        The Company accounts for employee stock-based awards in accordance with the provisions of Accounting Principles Board ("APB") Opinion 25, Financial Accounting Standards Board Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion 25, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Pursuant to Statement of Financial Accounting Standards ("SFAS 123"), Accounting for Stock Based Compensation, the Company discloses the pro forma effects of using the fair value method of accounting for stock-based compensation arrangements. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees For Acquiring or in Conjunction with Selling Goods or Services.

        The Company applies APB Opinion 25 and related interpretations when accounting for its stock option and stock purchase plans. In accordance with APB Opinion 25, we apply the intrinsic value method in accounting for employee stock options. Accordingly, the Company generally recognizes no compensation expense with respect to stock-based awards to employees.

        During the year ended December 31, 2002 the Company recorded compensation expense of $846,000. This charge was recorded as a result of granting terminated employees continued vesting of their stock options for a period beyond their actual termination date. The compensation charge was calculated using the Black-Scholes model. $739,000 of the charge is recorded in general and administrative expense and the remaining $107,000 is included in restructuring charge as it related to employees terminated under the Company's restructuring plan.

        During the year ended December 31, 2003 the Company recorded compensation expense of $342,000. This charge was recorded as a result of granting a consultant shares of our common stock and a vesting modification to a grant for a terminated employee. The compensation charge was calculated using the Black-Scholes model. $131,000 of the charge is recorded in general and administrative expense, $67,000 is recorded in sales and marketing, and the remaining $144,000 is included in restructuring charge as it is related to employees terminated under the Company's restructuring plan.

        During the nine months ended September 30, 2004, the Company recorded net compensation income of $15,000 as a result of a vesting modification for a stock option grant to a consultant. During the nine months ended September 30, 2003, the Company recorded compensation expense of $279,000 as a result of granting a consultant common stock in the Company and a vesting modification to a stock option grant for a terminated employee. These charges were calculated based upon the market value of the underlying stock. The charges were calculated using the Black-Scholes model and recorded in sales and marketing expense.

        On February 7, 2002, the Board of Directors approved an increase by an amount not to exceed 5% of the number of shares outstanding for issuance under the Company's Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees to purchase common stock equivalent to a percentage of the employee's earnings, not to exceed 15%, at a price equal to 85% of the fair market value of the common stock at dates specified by the Board of Directors as provided in the Plan. Under the Purchase Plan, the Company issued approximately 293,112, 555,278 and 365,049 shares to employees in the years ended December 31, 2001, 2002 and 2003, respectively. Under SFAS 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes option pricing model with no expected dividends, an expected life of approximately 2 months, and the following weighted-average assumptions:

	Years ended December 31,
				Nine months ended September 30, 2004
	2001	2002	2003
				(unaudited)
Risk-free interest rate	1.67%	1.06%	0.93%	3.79%
Volatility	143%	122%	143%	110%

        The weighted-average fair value of the purchase rights granted in the years ended December 31, 2001, 2002, and 2003, was $18.00, $2.94 and $1.22, respectively.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with no expected dividends and the following weighted-average assumptions:

	Years ended December 31,
				Nine months ended September 30, 2004
	2001	2002	2003
				(unaudited)
Expected life	4.0 years	3.5 years	3.5 years	3.5 years
Risk-free interest rate	3.82%	1.93%	2.9%	3.79%
Volatility	143%	122%	118%	110%

        We have determined pro forma information regarding net income and earnings per share as if we had accounted for employee stock options under the fair value method as required by SFAS No. 123, Accounting for Stock Compensation. The fair value of these stock-based awards to employees was estimated using the Black-Scholes option pricing model. Had compensation cost for our stock option plan and employee stock purchase plan been determined consistent with SFAS 123, our reported net loss and net loss per share would have been changed to the amounts indicated below (in thousands except per share data):

	For the year ended December 31,			For the nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Net income (loss) as reported	$(836,259)	$(170,522)	$(35,471)	$(16,523)	$21,021
Add: Stock-based compensation expense (income) included in reported net loss, net of related tax effects	1,014	846	342	279	(15)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	39,661	(47,979)	(9,275)	(6,739)	(4,271)

Pro forma net income (loss)	$(795,584)	$(217,655)	$(44,404)	$(22,983)	$16,735
Income (loss) per share:
Basic—as reported	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.63
Basic—pro forma	$(25.87)	$(6.80)	$(1.35)	$(0.70)	$0.50
Diluted—as reported	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.61
Diluted—pro forma	$(25.87)	$(6.80)	$(1.35)	$(0.70)	$0.49

Reverse Stock Splits

        On July 24, 2002, the Company announced that its Board of Directors had approved a one-for-nine reverse split of its common stock. The reverse split was effective as of 8:00 p.m. Eastern Daylight Time on July 29, 2002. Each nine shares of outstanding common stock of the Company automatically converted into one share of common stock. The Company's common stock began trading on a post-split basis at the opening of trading on the Nasdaq National Market on July 30, 2002.

        The accompanying consolidated financial statements and related financial information contained herein have been retroactively restated to give effect for the July, 2002 reverse stock split and the February 2000 and September 1999 stock splits.

Earnings Per Share Information

        Basic earnings (loss) per share is computed using the weighted-average number of shares of common stock outstanding less shares subject to repurchase. Diluted earnings (loss) per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, common equivalent shares from outstanding stock options and warrants using the treasury stock method and shares subject to repurchase. The following table sets forth the basic and diluted earnings (loss) per share computational data for the periods presented.

        Excluded from the computation of diluted earnings per share for the years ended December 31, 2001, 2002, and 2003 are options and warrants to acquire 1,229,000, 552,000, and 1,231,000 shares of common stock, respectively, because their effects would be anti-dilutive. There were 136,825 potential common shares excluded from the determination of diluted net loss per share for the nine months ended September 30, 2003 as the effect of such shares was anti-dilutive.

	For the year ended December 31,			For the nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Net income (loss)	$(836,259)	$(170,522)	$(35,471)	$(16,523)	$21,021

Weighted average common shares outstanding utilized for basic net earnings (loss) per share	30,748	32,036	32,800	32,706	33,459
Potential common shares	—	—	—	—	—
Weighted average common shares outstanding utilized for diluted net earnings (loss) per share	30,748	32,036	32,800	32,706	34,322

Basic net earnings (loss) per share	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.63

Diluted net earnings (loss) per share	$(27.20)	$(5.32)	$(1.08)	$(0.51)	$0.61

Allowances and Reserves

        Occasionally, the Company's customers experience financial difficulty after the Company records the revenue but before payment has been received. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company's normal payment terms are 30 to 120 days from invoice date. If the financial condition of the Company's customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Restructuring

        Through September 30, 2004, we have approved certain restructuring plans to, among other things, reduce our workforce and consolidate facilities. Restructuring and asset impairment charges were taken to align our cost structure with changing market conditions and to create a more efficient organization. Our restructuring charges comprise primarily: (i) severance and benefits termination costs related to the reduction of our workforce; (ii) lease termination costs and/or costs associated with permanently vacating our facilities; (iii) other incremental costs incurred as a direct result of the restructuring plan; and (iv) impairment costs related to certain long-lived assets abandoned. We account for each of these costs in accordance with Staff Accounting Bulletin No. 100, Restructuring and Impairment Charges.

        Severance and Termination Costs.    We account for severance and benefits termination costs as follows:

  •
  For exit or disposal activities initiated on or prior to December 31, 2002, we account for costs in accordance with EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). Accordingly, we record the liability related to these termination costs when the following conditions have been met: (i) management with the appropriate level of authority approves a termination plan that commits us to such plan and establishes the benefits the employees will receive upon termination; (ii) the benefit arrangement is communicated to the employees in sufficient detail to enable the employees to determine the termination benefits; (iii) the plan specifically identifies the number of employees to be terminated, their locations and their job classifications; and (iv) the period of time to implement the plan does not indicate changes to the plan are likely

  •
  For exit or disposal activities initiated after December 31, 2002, we account for costs in accordance with SFAS No. 146, Accounting for Costs Associated with Exit Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred.

        Excess Facilities Costs.    We account for excess facilities costs as follows:

  •
  For exit or disposal activities initiated on or prior to December 31, 2002, we account for lease termination and/or abandonment costs in accordance with EITF 88-10, Costs Associated with Lease Modification or Termination. Accordingly, we recorded the costs associated with lease termination and/or abandonment when the leased property had no substantive future use or benefit to us.

  •
  For exit or disposal activities initiated after December 31, 2002, we account for lease termination and/or abandonment costs in accordance with SFAS No. 146, which requires that a liability for such costs be recognized and measured initially at fair value on the cease use date of the facility.

        Severance and termination costs and excess facilities costs we record under these provisions are not associated with nor do they benefit continuing activities.

        Inherent in the estimation of the costs related to our restructuring efforts are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. In determining the charges related to the restructurings to date, the majority of estimates made by management have related to charges for excess facilities. In determining the charges for excess facilities, we were required to estimate future sublease income, future net operating expenses of the facilities, and brokerage commissions, among other expenses. The most significant of these estimates have related to the timing and extent of future sublease income in which to reduce our lease obligations. We based our estimates of sublease income, in part, on the opinions of independent real estate experts, current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facility, among other factors. The Company has recorded the low-end of a range of assumptions modeled for restructuring charges, in accordance with SFAS No. 5, Accounting for Contingencies. Further adjustments to the facilities accrual will be required in future periods if actual lease exit costs or sublease income differ from amounts currently expected. We will review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on management's most current estimates.

Legal Matters

        The Company's current estimated range of liability related to pending litigation is based on claims for which it is probable that a liability has been incurred and the Company can estimate the amount and range of loss. The Company has recorded the minimum estimated liability related to those claims, where there is a range of loss. Because of the uncertainties related to both the determination of the probability of an unfavorable outcome and the amount and range of loss in the event of an unfavorable outcome, the Company is unable to make a reasonable estimate of the liability that could result from the remaining pending litigation. As additional information becomes available, the Company will assess the potential liability related to its pending litigation and revise its estimates, if necessary. Such revisions in the Company's estimates of the potential liability could materially impact the Company's results of operations and financial position.

        On June 10, 2004, Metropolitan Life Insurance Company ("MetLife") filed a complaint in the Superior Court of the State of California, County of Los Angeles, naming the Company as a defendant. The complaint alleged that the Company was liable for unlawful detainer of premises leased from the plaintiff. The plaintiff thereafter filed a First Amended Complaint alleging that the Company no longer held possession of the premises but was in breach of the lease. MetLife and the Company have reached agreement upon a settlement of the pending lawsuit under which the Company will pay MetLife an aggregate of $1,927,500 in three installments due in February 2005, May 2005 and September 2005, and in return the lawsuit will be dismissed. The parties are about to execute formal settlement documents.

Cash and Cash Equivalents, Short-Term Investments, Long-Term Investments

        The Company considers all debt and equity securities with original maturities of three months or less at the date of purchase to be cash equivalents. The Company's short-term investments consist of debt and equity securities that are classified as available-for-sale. The Company's debt securities are carried at fair value with related unrealized gains or losses reported as other comprehensive income (loss), net of tax. The Company's long-term investments include debt securities that are classified as available-for-sale. These securities have remaining maturities greater than one year. For the year ended December 31, 2003, there were no long-term investments. These investments are carried at fair value with related unrealized gains or losses reported as other comprehensive income, net of tax. All short-term investments have a remaining maturity of twelve months or less. Total short-term and long-term investment unrealized gains (losses) were $400,000 and $(1.7) million for the years ended December 31, 2003 and 2002, respectively. Total realized gains during fiscal 2003 and 2002 were $1.1 million and $719,000, respectively, and are included in other income in the accompanying Consolidated Statements of Operations.

        All short-term investments have a remaining maturity of twelve months or less. Total short-term and investment unrealized gains (losses) were $49,000 and $(83,000) for the nine months ended September 30, 2004 and 2003, respectively.

        Our cash and cash equivalents consisted of the following as of September 30, 2004 (in thousands):

	Amortized costs	Unrealized gains	Unrealized losses	Fair value
	(unaudited)
Cash	$49,101	$—	$—	$49,101
Money market	3	—	—	3
Corporate notes/bonds	—	—	—	—

	$49,104	$—	$—	$49,104

        Included in the table above in cash and cash equivalents are $21.0 million of restricted cash and investments.

        The Company's cash and cash equivalents, restricted cash and investments, short-term investments and long-term investments consisted of the following as of December 31, 2003 (in thousands):

	Amortized costs	Unrealized gains losses	Unrealized	Fair value
Cash	$65,592	$—	$—	$65,592
Money market	32,602	—	—	32,602
Corporate notes/bonds	408	—	—	408
Government notes/bonds	—	—	—	—

	$98,602	$—	$—	$98,602
Included in cash and cash equivalents	$98,602	$—	$—	$98,602
Included in short-term investments	—	—	—	—

Included in long-term investments	—	—	—	—

	$98,602	$—	$—	$98,602

        Included in the table above in cash and cash equivalents is $19.8 million of restricted cash and investments.

        The Company's cash and cash equivalents, short-term investments and long-term investments consisted of the following as of December 31, 2002 (in thousands):

	Amortized costs	Unrealized gains losses	Unrealized	Fair value
Cash	$36,070	$—	$—	$36,070
Money market	36,232	—	—	36,232
Corporate notes/bonds	23,369	50	(1)	23,418
Government notes/bonds	23,430	11	—	23,441

	$119,101	$61	$(1)	$119,161
Included in cash and cash equivalents	$94,090	$—	$—	$94,090
Included in short-term investments	24,428	57	(1)	24,484
Included in long-term investments	583	4	—	587

	$119,101	$61	$(1)	$119,161

        Included in the table above in cash and cash equivalents are $16.7 million of non-current restricted cash and investments.

Concentrations of Credit Risk

        Financial assets that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, and trade accounts receivable. The Company maintains its cash and cash equivalents and short-term investments with four separate financial institutions. The Company markets and sells its products throughout the world and performs ongoing credit evaluations of its customers. The Company maintains reserves for potential credit losses. For the nine month periods ended September 30, 2004 and 2003, no single customer accounted for more than 10% of total revenue. At September 30, 2004, one customer accounted for 13% of accounts receivable.

Equity Investment

        The Company's equity investments consist of equity investments in public and non-public companies that are accounted for under the cost method of accounting, because the Company has a minority interest and does not have the ability to exercise significant influence. These investments are classified as available for sale and are carried at fair value when readily determinable market values exist or at cost when such market values do not exist. Adjustments to fair value are recorded as a component of other comprehensive income unless the investments are considered permanently impaired in which case the adjustment is recorded as a component of other income (expense), net in the Consolidated Statement of Operations. The Company does not have any investments accounted for under the equity method of accounting.

        The total fair value of the Company's cost method long-term equity investments in public and non-public companies as of December 31, 2003 was $1.6 million. This includes $518,000 in net write-downs during 2003 of investments due to other-than-temporary decline in fair value, which are included in other expense in the consolidated statement of operations. There were no unrealized gains or losses recorded for the year ended December 31, 2003 related to long-term equity investments.

        In January 2000, the Company entered into a limited partnership agreement with Chengwei Ventures Fund I, L.P. ("Chengwei"), a venture capital firm, under which it was obligated to contribute capital based upon the periodic funding requirements. The total capital commitment was $2.0 million, of which approximately $1.2 million had been contributed to date. In September 2004, the Company sold its interest in Chengwei for approximately $576,000 in cash and recorded a loss of approximately $230,000. That loss is included in "Other income, net" in the accompanying Consolidated Statement of Operations for the nine month period ended September 30, 2004. As a result of this sale, the Company's obligation to make further capital contributions has been extinguished.

Foreign Currency Transactions

        The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Foreign exchange gains and losses resulting from the remeasurement of foreign currency assets and liabilities are included in "Other income, net" in the Consolidated Statements of Operations.

Comprehensive Loss

        Comprehensive loss includes the Company's net loss and all changes in equity during a period except those resulting from investments by or distributions to owners.

        For the years ended December 31, 2001, 2002 and 2003, comprehensive loss was $837.2 million, $165.2 million and $35.6 million, respectively. The components of other comprehensive loss for these periods relate solely to unrealized gains and losses on available-for-sale investments.

Income Taxes and Deferred Tax Assets

        Income taxes are computed using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company analyzes its deferred tax assets with regard to potential realization. The Company has established a valuation allowance on its deferred tax assets to the extent that management has determined that it is more likely than not that some portion or all of the deferred tax asset will not be realized based upon the uncertainty of their realization. The Company has considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance.

Segment and Geographic Information

        The Company operates in one segment, electronic commerce business solutions. The Company's chief operating decision maker is considered to be the Company's CEO. The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geographic region and by product for purposes of making operating decisions and assessing financial performance.

Property and Equipment

        Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives (two to eight years). Leasehold improvements are amortized over the lesser of the remaining life of the lease term or their estimated useful lives. Depreciation and amortization expense for the years ended December 31, 2001, 2002 and 2003 was $25.4 million, $11.3million, and $18.2 million, respectively. The Company recorded asset impairments of approximately $515,000 during fiscal 2003 in connection with the Company's restructuring plan, which are included in the Company's restructuring charge recorded in the Company's Statement of Operations. In 2002, the Company recorded a $3.1 million asset impairment as a result of the physical inventories of the Company's assets.

Valuation of Long-Lived Assets

        The Company periodically assesses the impairment of long-lived assets in accordance with the provisions of SFAS No. 144. The Company assesses the impairment of goodwill and identifiable intangible assets in accordance with SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted the provisions of SFAS No. 144 as of January 1, 2002.

Reclassification

        Certain reclassifications have been made to prior year balances in order to conform to the current period presentation. These reclassifications do not have an effect on BroadVision's consolidated financial condition, results of operation or cash flows.

Fair Value of Financial Instruments

        The Company's financial instruments consist of cash and cash equivalents, short-term investments, restricted cash, long-term investments, equity investments, accounts receivable, accounts payable and debt. The Company does not have any derivative financial instruments. The Company believes the reported carrying amounts of its financial instruments approximates fair value, based upon the maturities and nature of its cash equivalents, short-term investments, long-term investments, accounts receivable and payable, and based on the current rates available to it on similar debt issues. Additionally, the Company periodically evaluates the carrying value of all of its investments for other-than-temporary impairment when events and circumstances indicate that the book value of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amounts by which the carrying amount exceeds its fair market value. The Company's equity investments comprise investments in public and non-public technology-related companies. The Company may record future impairment charges due to continued economic decline and the potential resulting negative impact on these companies.

New Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after December 15, 2003. Disclosure requirements apply to any financial statements issued after January 31, 2003. The adoption of SFAS 146 has not had a material impact on our consolidated financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 has not had a material impact on our consolidated financial position, results of operations or cash flows.

        In November 2003, the EITF issued EITF No. 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128," which provides for a two-class method of calculating earnings per share computations that relate to certain securities that would be considered to be participating in conjunction with certain common stock rights. This guidance would be applicable to the Company starting with the third quarter beginning July 1, 2004. The adoption of EITF No. 03-6 has not had a material impact on our consolidated financial position, results of operations or cash flows.

Note 2. Acquired and Disposed Businesses

Keyeon

        On June 29, 2001, the Company completed its acquisition of Keyeon, LLC ("Keyeon"), formerly a joint venture in which the Company held an interest of approximately 36%. The acquisition was completed primarily to obtain technology to extend functionality of the Company's existing products. As consideration for the remaining interest in Keyeon, the Company issued 301,475 shares of its common stock valued at $13.6 million to the other former participants in the joint venture which resulted in the Company owning 100% of the outstanding shares of Keyeon, LLC. The acquisition was accounted for as a purchase. The acquired assets and assumed liabilities, and the related results of operations, are included in the consolidated financial statements of the Company from the date of acquisition. The purchase price allocation is as follows (in thousands):

Purchase price, net of cash acquired	$6,395
Add: fair value of liabilities assumed	4,007

Total purchase consideration	10,402
Less: fair value allocated to acquired assets	3,104

Excess of purchase consideration over acquired assets and assumed liabilities	7,298
Excess allocated to:
Acquired in-process technology	6,418
Goodwill	880

        At December 31, 2002, accumulated amortization related to goodwill acquired in the Keyeon acquisition totaled $246,000. Amortization of goodwill ceased as of December 31, 2001. As discussed in Note 1, the Company will no longer amortize goodwill in accordance with SFAS 142 but will periodically test for impairment under the provisions of SFAS 142. The Company estimated that $6.4 million of the purchase price for Keyeon represented acquired in-process technology that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately charged to expense in the Consolidated Statements of Operations during the fourth quarter of 2001. The income approach methodology was used to value the acquired in-process technology. Under the income approach, fair value reflects the present value of the projected free cash flows that will be generated by the products, incorporating the acquired technologies under development, assuming they will be successfully completed. These cash flows are discounted at a rate appropriate for the risk of the asset. The rate of return depends upon the stage of completion which was estimated at fifty percent. An overall after-tax discount rate of thirty percent was applied to the cash flows expected to be generated by the products incorporating technology currently under development. The following summary, prepared on an unaudited pro forma basis, reflects the consolidated results of operations for the years ended December 30, 2001 and 2000 assuming Keyeon had been acquired at the beginning of the periods presented (in thousands, except per share data):

	2000	2001
Revenue	$415,499	$248,423
Net loss	$(163,511)	$(834,071)
Basic and diluted net loss per share	$(5.66)	$(27.18)

        The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be affected from combined operations.

E-Publishing Corporation

        On April 30, 2001 and May 15, 2001, the Company entered into agreements with third parties to sell certain assets and liabilities of E-Publishing Corporation, a wholly-owned subsidiary of the Company, which the Company acquired as part of the acquisition of Interleaf in April 2000. The Company recorded a loss on sale of assets of approximately $1.3 million. The loss was included in other expense in the Company's second quarter of 2001 Consolidated Statements of Operations.

Note 3. Selective Balance Sheet Detail

        Property and equipment consisted of the following (in thousands):

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
Furniture and fixtures	$9,138	$8,030	$6,125
Computers and software	49,579	49,041	49,119
Leasehold improvements	21,456	20,842	9,506

	80,173	77,913	64,750
Less accumulated depreciation and amortization	(53,573)	(62,513)	(60,367)

Total property and equipment, net	$26,600	$15,400	$4,383

        Depreciation expense for the years ended December 31, 2001, 2002, and 2003 was $25.4 million, $18.2 million, and $11.3 million respectively. Depreciation expense for the nine-month periods ended September 30, 2003 and 2004 was $9.3 million and $3.1 million, respectively. In 2002, the Company recorded a $3.1 million asset impairment charge as a result of the physical inventories of the Company's assets. The Company recorded asset impairments of approximately $515,000 during the fiscal year 2003 in connection with the Company's restructuring plan, which is included in the Company's restructuring charge recorded in the Company's Statement of Operations. During the third quarter of 2004, the Company reached agreements with certain landlords to extinguish future real estate obligations. As a part of this agreement, the Company transferred ownership of certain furniture, fixtures, and leasehold improvements with a net book value of $8.1 million to the previous landlord.

        Accrued expenses consisted of the following (in thousands):

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
Employee benefits	$2,081	$1,511	$1,541
Commissions and bonuses	2,027	1,519	748
Sales and other taxes	11,956	7,983	5,888
Restructuring (See Note 8)	29,056	18,549	23,953
Warrant liability	—	—	1,512
Other	10,667	5,199	6,216

Total accrued expenses	$55,787	$34,761	$39,858

        Other noncurrent liabilities consisted of the following (in thousands):

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
Restructuring (See Note 8)	$67,139	$86,831	$13,707
Other	1,067	578	393

	$68,206	$87,409	$14,100

Note 4. Income Taxes

        The components of income tax provision are as follows (in thousands):

	Years Ended December 31,
	2001	2002	2003
Current:
Federal	$—	$—	$—
State	121	175	244
Foreign	2,015	372	195

Total current	2,136	547	439
Deferred:
Federal	—	4,537	—
State	—	2,519	—

Total deferred	—	7,056	—

Total provision	$2,136	$7,603	$439

        The differences between the income tax provision (benefit) computed at the federal statutory rate of 35% and the Company's actual income tax provision for the periods presented are as follows (in thousands):

	Years Ended December 31,
	2001	2002	2003
Expected income tax provision (benefit)	$(290,797)	$(57,022)	$(12,262)
Expected state income taxes (benefit), net of federal tax benefit	(45,697)	(8,961)	(1,683)
California net operating loss reduction	—	2,914	1,186
Foreign taxes	2,015	2,361	663
Utilization of foreign net operating loss carryforwards	(390)	(2,413)	(533)
Change in valuation allowance	109,802	67,070	11,546
Foreign losses not benefited	2,154	2,353	1,542
Non deductible goodwill and intangible amortization	221,724	1,418	355
Write off of acquired in-process technology	2,599	—	—
Tax credits	—	(758)	(351)
Other	726	641	(24)

Income tax provision	$2,136	$7,603	$439

        The individual components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	Years Ended December 31,
	2002	2003
Deferred tax assets:
Depreciation and amortization	$7,441	$17,248
Accrued liabilities	43,898	52,703
Capitalized research and development	598	3,888
Net operating losses	174,495	162,758
Tax credits	11,383	13,955
Other	143	150
Unrealized loss on marketable securities	5,429	6,074

Total deferred tax assets	243,387	256,776
Less valuation allowance	(234,697)	(246,243)

	8,690	10,533

Deferred tax liabilities
State tax liability	(8,690)	(10,533)

Net deferred tax asset	$—	$—

        The Company has provided a valuation allowance for all of its deferred tax assets as of December 31, 2003 due to the uncertainty regarding their future realization. The total valuation allowance increased $11,546,000 from December 31, 2002 to December 31, 2003. None of the increase in the valuation allowance relates to income tax benefits arising from the exercise of stock options that will be credited directly to stockholder's equity. The increase in the valuation allowance relates entirely to net operating losses and accrued liabilities.

        As of December 31, 2003, the Company had federal and state operating loss carryforwards of approximately $440,380,246 and $97,570,000 respectively, available to offset future regular and alternative minimum taxable income. In addition, the Company had federal and state research and development credit carryforwards of approximately $11,058,000 and $2,222,000 respectively, available to offset future tax liabilities. The Company's federal net operating loss and tax credit carryforwards expire in the years 2003 through 2023, if not utilized. The state net operating loss carryforwards expire in the years 2004 through 2013. The state research and development credits can be carried forward indefinitely.

        Federal and state tax laws limit the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. The Company believes such an ownership change, as defined, may have occurred and, accordingly, certain of the Company's federal and state operating loss carryforwards may be limited in their annual usage.

Note 5. Commercial Credit Facilities

        The Company has various credit facilities with a commercial lender which include a revolving line of credit, term debt in the form of notes payable, and an equipment line of credit.

        The Company maintains a revolving line of credit, which is collateralized by all of the Company's assets and under which borrowings bear interest at the bank's prime rate. Interest is due monthly and principal is due at expiration in February 2005. At September 30, 2004 and December 31, 2003, $15.0 million and $27.0 million was outstanding under the line of credit, respectively. In September 2004, the Company entered into a renewed and amended loan and security agreement with the lender. The agreement requires the Company to maintain certain levels in unrestricted cash and cash equivalents (excluding equity investments), and to maintain certain levels on deposit with its commercial lender. The agreement also modified the financial covenants and reduced the revolving line of credit borrowing limit from $27.0 million to $15.0 million. As of September 30, 2004, the Company was not in compliance with the financial covenants of its commercial credit facilities and, as a result, cannot borrow funds under the revolving line of credit. Subsequent to September 30, 2004, the Company repaid the $15 million outstanding balance on the line of credit from existing cash. In November 2004, the Company received a waiver from the bank regarding non-compliance.

        As of September 30, 2004 and December 31, 2003, outstanding term debt borrowings were approximately $1.2 million and $1.9 million, respectively. Borrowings bear interest between the bank's prime rate (4.75% as of September 30, 2004 and 4.00% as of December 31, 2003) and the bank's prime rate plus 1.25%. Principal and interest are due in monthly payments through maturity based on the terms of the facilities. Principal payments of $244,000 are due through the remainder of 2004, $611,000 is due in 2005, and a final payment of $357,000 is due in 2006.

        During the first fiscal quarter of 2004, the Company entered into a $500,000 equipment line of credit with the commercial lender. Such line of credit is secured by all of the Company's assets and under which borrowings bear interest at the banks prime rate (4.75% as of September 30, 2004) plus .75%. Principal payments are due in 36 monthly payments. Principal payments of $6,428 are due through the remainder of 2004, $25,715 is due in 2005 and 2006, and a final payment of $6,429 is due in 2007. As of September 30, 2004, $64,288 was outstanding under the equipment loan.

        Commitments totaling $21.0 million and $19.8 million in the form of standby letters of credit were issued on the Company's behalf from financial institutions as of September 30, 2004 and December 31, 2003, respectively, primarily in favor of the Company's various landlords to secure obligations under the Company's facility leases or future lease termination costs (see Note 6). Accordingly, $21.0 million and $19.8 million have been presented as restricted cash in the accompanying Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003, respectively.

Note 6. Commitments and Contingencies

        On February 15, 2002, BroadVision and Hewlett-Packard signed an agreement, which terminated Hewlett-Packard's rights to resell BroadVision software effective February 15, 2002. In the event BroadVision becomes insolvent, files a petition for relief under the United States Bankruptcy Code, or materially breaches the agreement, Hewlett-Packard will have rights to a limited term license for BroadVision's business-to-business customer portals software products and a limited use license for BroadVision's One-to-One Enterprise software product. Hewlett-Packard's license will be limited in term until such time as Hewlett-Packard has received monies for sale of the products up to a maximum of $12.0 million. In addition, the Company will pay back to Hewlett-Packard a portion of the unused prepaid royalty payments, received from Hewlett-Packard in prior periods totaling approximately $2.4 million. This amount was included in Unearned Revenue as of December 31, 2001, and this amount was reclassified to Accrued Liabilities in fiscal 2002. As of December 31, 2003, amounts due were paid in full.

Warranties and Indemnification

        The Company provides a warranty to its customers that its software will perform substantially in accordance with documentation typically for a period of 90 days following receipt of the software. The Company also indemnifies certain customers from third-party claims of intellectual property infringement relating to the use of its products. Historically, costs related to these guarantees have not been significant and the Company is unable to estimate the maximum potential impact of these guarantees on its future results of operations.

        The Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer is, or was, serving in such capacity. The term of the indemnification period is for so long as such officer or director is subject to an indemnifiable event by reason of the fact that such person was serving in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is insignificant. Accordingly, the Company has no liabilities recorded for these agreements as of either September 30, 2004 or December 31, 2003. The Company assesses the need for an indemnification reserve on a quarterly basis and there can be no guarantee that an indemnification reserve will not become necessary in the future.

Leases

        The Company leases its headquarters facility and its other facilities under non-cancelable operating lease agreements expiring through the year 2010. Under the terms of the agreements, the Company is required to pay lease costs, property taxes, insurance and normal maintenance costs.

        A summary of total future minimum lease payments as of September 30, 2004, under noncancelable operating lease agreements is as follows (in millions):

Years Ending December 31,	Operating Leases
(unaudited)
2004	$2.3
2005	9.1
2006	6.5
2007	3.5
2008 and thereafter	1.4

Total minimum lease payments	$22.8

        As of September 30, 2004, the Company has accrued $36.7 million of estimated future facilities costs as a restructuring accrual (see Note 8). This accrual includes the above minimum lease payments that are related to excess and abandoned space under lease, a lease termination payment of $18.1 million due in January 2005 and certain lease related allowances, fees and expenses, partially offset by estimated future sublease income. The estimated sublease income netted against the restructuring accrual consists of the following (unaudited, in millions):

September 30, 2004
(unaudited)
Sublease income to be received under non-cancelable sublease agreements signed prior to September 30, 2004	$4.4
Estimated sublease income for sublease agreements yet to be negotiated	2.8

Total estimated sublease income	$7.2

        During the quarter ended September 30, 2004, the Company reached agreements with certain landlords to extinguish approximately $142 million of future real estate obligations, See Note 8. Subsequent to September 30, 2004, the Company entered into agreements with landlords to extinguish an additional $12.8 million of excess real estate obligations in exchange for $5 million, payable in various installments through July 2005.

Equity Investment

        In January 2000, the Company entered into a limited partnership agreement with Chengwei Ventures Fund I, L.P. ("Chengwei"), a venture capital firm, under which it was obligated to contribute capital based upon the periodic funding requirements. The total capital commitment was $2.0 million, of which approximately $1.2 million had been contributed to date. In September 2004, the Company sold its interest in Chengwei for approximately $576,000 in cash and recorded a loss of approximately $230,000. That loss is included in "Other income, net" in the accompanying Consolidated Statement of Operations. As a result of this sale, the Company's obligation to make future capital contributions has been extinguished.

Reclassification

        Certain reclassifications have been made to prior year balances in order to conform to the current period presentation. These reclassifications do not have an effect on BroadVision's consolidated financial condition, results of operation or cash flows.

Standby Letter of Credit Commitments

        As of September 30, 2004, the Company had $21.0 million of outstanding commitments in the form of standby letters of credit, primarily in favor of the Company's various landlords to secure obligations under the Company's facility leases.

Legal Proceedings

        The Company is subject to various claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's business, financial condition or results of operations. Although management currently believes that the outcome of these outstanding legal proceedings, claims and litigation involving the Company will not have a material adverse effect on its business, results of operations or financial condition, litigation is inherently uncertain, and there can be no assurance that existing or future litigation will not have a material adverse effect on the Company's business, results of operations or financial condition.

Note 7. Geographic, Segment and Significant Customer Information

        The Company operates in one segment, electronic business commerce solutions. The Company's reportable segment includes the Company's facilities in North and South America ("Americas"), Europe, and Asia Pacific and the Middle East ("Asia/Pacific"). The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geographic region and by product for purposes of making operating decisions and assessing financial performance.

        The disaggregated revenue information reviewed by the CEO is as follows (in thousands):

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Software licenses	$101,480	$40,483	$30,230	$19,875	$19,591
Consulting services	87,083	36,763	35,839	17,038	15,105
Maintenance	59,860	38,652	22,012	27,916	23,545

Total revenues	$248,423	$115,898	$88,081	$64,829	$58,241

        The Company sells its products and provides services worldwide through a direct sales force and through a channel of independent distributors, VARs and ASPs. In addition, the licenses of the Company's products are promoted through independent professional consulting organizations known as systems integrators. The Company provides services worldwide through its BroadVision Global Services Organization and indirectly through distributors, VARs, ASPs and systems integrators.

        Disaggregated financial information regarding the Company's geographic revenues and long-lived assets is as follows (in thousands):

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Revenues:
Americas	$150,248	$70,125	$45,135	$32,750	$27,772
Europe	75,130	39,511	35,458	25,966	25,210
Pacific/Asia	23,045	6,262	7,488	6,113	5,259

Total Company	$248,423	$115,898	$88,081	$64,829	$58,241

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
Long-Lived Assets:
Americas	$84,727	$73,016	$61,498
Europe	1,175	537	558
Pacific/Asia	892	635	514

Total Company	$86,794	$74,188	$62,570

        During the years ended December 31, 2001, 2002, and 2003 and the nine month period ended September 30, 2004, no single customer accounted for more than 10% of the Company's revenues.

Note 8. Restructuring Charges

        Through September 30, 2004, the Company has approved certain restructuring plans to, among other things, reduce its workforce and consolidate facilities. Restructuring and asset impairment charges have been taken to align our cost structure with changing market conditions and to create a more efficient organization. Our restructuring charges comprise primarily: (i) severance and benefits termination costs related to the reduction of our workforce; (ii) lease termination costs and/or costs associated with permanently vacating our facilities; (iii) other incremental costs incurred as a direct result of the restructuring plan; and (iv) impairment costs related to certain long-lived assets abandoned. We account for each of these costs in accordance with Staff Accounting Bulletin No. 100, Restructuring and Impairment Charges.

        For each of the periods presented herein, restructuring charges consist solely of:

  •
  Severance and Termination Benefits—These costs represent severance, payroll taxes and COBRA benefits related to restructuring plans implemented prior to the date recognized.

  •
  Excess Facilities—These costs represent future minimum lease payments related to excess and abandoned space under lease, net of estimated sublease income and planned company occupancy.

        Activity related to restructuring plans initiated prior to December 31, 2002 is accounted for in accordance with EITF 94-3. Plans initiated subsequent to December 31, 2002 are accounted for in accordance with FAS 146, with the exception of amounts that were the result of changes in estimates to restructuring plans that were initiated prior to December 31, 2002. As of September 30, 2004, the total restructuring accrual was $37.7 million under EITF 94-3 and FAS 146, consisting of the following (in millions):

	Current	Non-Current	Total
	(unaudited)	(unaudited)	(unaudited)
Severance and Termination	$1.0	$—	$1.0
Excess Facilities	23.0	13.7	36.7

Total	$24.0	$13.7	$37.7

        The Company estimates that the $1.0 million severance and termination accrual will be paid in full by March 31, 2005. We expect to pay the excess facilities amounts related to restructured or abandoned leased space as follows (in millions):

Years Ending December 31,	Operating Leases
2004	$1.7
2005	23.6
2006	8.2
2007	2.2
2008 and thereafter (through October 2010)	1.0

Total minimum facilities payments	$36.7

        Of this excess facilities accrual, $11.5 million relates to future minimum lease payments, net of estimated sublease income and planned company occupancy, and the remaining $25.2 million relates to estimated allowances, fees and expenses. During the third quarter of 2004, the Company reached agreements with certain landlords to extinguish approximately $142 million of future real estate obligations. The Company made cash payments of $19.1 million during the third quarter, and is obligated to make an additional cash payment of $18.1 million in January 2005, which is included in the total restructuring accrual of $37.7 million.

        As mentioned above, we have based our excess facilities accrual, in part, upon estimates of future sublease income. We have used the following factors, among others, in making such estimates: opinions of independent real estate experts, current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facilities. The estimated sublease income netted against the restructuring accrual consists of the following (in millions):

September 30, 2004
(unaudited)
Sublease income to be received under non-cancelable sublease agreements signed prior to September 30, 2004	$4.4
Estimated sublease income for sublease agreements yet to be negotiated	2.8

Total estimated sublease income	$7.2

        The Company has recorded the low-end of a range of assumptions modeled for restructuring charges, in accordance with SFAS No. 5, Accounting for Contingencies. Adjustments to the facilities accrual will be required if actual lease exit costs or sublease income differ from amounts currently expected. We will review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on management's most current estimates.

        The following table summarizes the activity related to the restructuring plans initiated in 2003, and accounted for in accordance with FAS 146, for the twelve months ended December 31, 2003 (in thousands):

	Accrued restructuring costs at Dec. 31, 2002	Amounts charged to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs at Dec. 31, 2003
Year Ended December 31, 2003
Lease cancellations and commitments	$—	$21,683	$—	$21,683
Termination payments to employees and related costs	—	1,535	(1,293)	242
Write-off on disposal of assets and	—	515	(515)	—

	$—	$23,733	$(1,808)	$21,925

        The following table summarizes the activity related to the restructuring plans initiated prior to January 1, 2003, and accounted for in accordance with EITF 94-3 (in thousands):

	Accrued restructuring costs, beginning	Amounts charged to restructuring costs and other	Amounts reversed to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs, ending
Year Ended December 31, 2001
Lease cancellations and commitments	$—	$106,962	$—	$(17,103)	$89,859
Termination payments to employees and related costs	—	9,121	—	(8,304)	817
Write-off on disposal of assets and related costs	—	37,201	—	(37,088)	113

	$—	$153,284	$—	$(62,495)	$90,789

Year Ended December 31, 2002
Lease cancellations and commitments	$89,859	$82,851	$—	$(78,019)	$94,691
Termination payments to employees and related costs	817	7,644	—	(7,036)	1,425
Write-off on disposal of assets and related costs	113	19,954	—	(19,988)	79

	$90,789	$110,449	$—	$(105,043)	$96,195

Year Ended December 31, 2003
Lease cancellations and commitments	$94,691	$11,649	$—	$(23,314)	$83,026
Termination payments to employees and related costs	1,425	41	—	(1,037)	429
Write-off on disposal of assets and related costs	79	(41)	(26)	(12)	—

	$96,195	$11,649	$(26)	$(24,363)	$83,455

        During fiscal 2001 and fiscal 2002, the Company approved restructuring plans to, among other things, reduce its workforce and consolidate facilities. These restructuring and asset impairment charges were taken to align the Company's cost structure with changing market conditions and to create a more efficient organization. A pre-tax charge of $153.3million was recorded during fiscal 2001 and a pre-tax charge of $110.4 million was recorded during fiscal 2002 to provide for these actions and other related items. The Company recorded the low-end of a range of assumptions modeled for the restructuring charges, in accordance with SFAS No. 5, Accounting for Contingencies. The high-end of the range was estimated at $117.8 million for the charge related to fiscal 2002. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon the then current actual events and circumstances.

        The nature of the charges in 2002 are as follows:

        Severance and benefits and other The Company recorded a charge of approximately $8.7 million during fiscal year ended December 31, 2002 related to severance benefits to terminated employees in the United States and various international locations. Costs incurred include severance, payroll taxes and COBRA benefits. Included in the $8.7 million is $107,000 of non-cash charges. These non-cash charges represent a one-time compensation charge taken as a result of granting certain terminated employees extended vesting of stock options beyond the standard vesting schedule for terminated employees. The compensation charge was calculated using the Black-Scholes option pricing model. Approximately $817,000 of severance and benefits related costs remained accrued as of December 31, 2001 as a result of the Company's 2001 restructuring plan. Approximately $8.0 million of severance and benefits and other costs had been paid out during fiscal 2002 and the remaining $1.5 million of severance, payroll taxes and COBRA benefits was paid in full by December 31, 2003. The Company's restructuring plan included plans to terminate the employment of approximately 430 employees in North and South America and approximately 95 employees throughout Europe and Asia/Pacific during the first three quarters of fiscal 2002, impacting all departments within the Company. The employment of approximately 525 employees was terminated during fiscal year 2002. As a result of these reductions, the Company expected annual salary savings of approximately $44.6 million.

        Facilities/Excess Assets During fiscal year 2002, the Company revised its estimates and expectations with respect to its facilities disposition efforts due to further consolidation and abandonment of additional facilities and to account for changes in estimates used in the Company's 2001 restructuring plan based upon actual events and circumstances. Total lease termination costs include the impairment of related assets, remaining lease liabilities and brokerage fees offset by estimated sublease income. The estimated costs of abandoning these leased facilities, including estimated sublease income, were based on market information analyses provided by a commercial real estate brokerage firm retained by the Company. Based on the factors above, a facilities/excess assets charge of $101.7 million was recorded during fiscal year 2002 and includes non-cash asset impairment charges of approximately $18.9 million.

        Approximately $89.9 million of facilities related costs remained accrued as of December 31, 2001 as a result of the Company's 2001 restructuring plan. Net cash payments during fiscal year 2002 related to abandoned facilities amounted to $78.0 million. As of December 31, 2002, $94.7 million of lease termination costs, net of anticipated sublease income, was expected to be paid by the end of the second quarter of fiscal 2013. The Company expected to pay approximately $26.9 million during fiscal 2003, and the remaining $67.8 million from January 1, 2004 through June of fiscal 2013. The $94.7 million is net of approximately $44.8 million of estimated sublease income of which approximately $28.8 million represents sublease agreements yet to be negotiated.

        The nature of the charges in 2003 were as follows:

        Severance and benefits As of December 31, 2003, the Company has accrued $671,000 of estimated severance and benefits costs as a restructuring accrual. These costs represent severance, payroll taxes and COBRA benefits related to restructuring plans implemented prior to December 31, 2003. The Company recorded a related charge of $1.5 million during the twelve months ended December 31, 2003. This charge related to workforce reductions as a component of the Company's restructuring plans executed during the year. The Company estimates that the $671,000 accrual will be paid in full by December 31, 2004.

        Facilities As of December 31, 2003, the Company has accrued $104.7 million of estimated future facilities costs as a restructuring accrual. Of this accrual, $90.3 million relates to future minimum lease payments, net of estimated sublease income and planned company occupancy, and the remaining $14.4 million relates to estimated allowances, fees and expenses

        During the twelve months ended December 31, 2003, the Company recorded a facilities-related restructuring charge of $33.8 million. This charge related to the Company's revisions of estimates with respect to the planned future occupancy and anticipated future subleases. These revisions were necessary due to a reduction in planned future BroadVision space needs and a further decline in the market for commercial real estate. The Company estimated future sublease timing and rates based upon current market indicators and information obtained from a third party real estate expert.

        Actual future cash requirements may differ materially from the restructuring accruals at December 31, 2003, particularly if actual sublease income is significantly different from current estimates. Adjustments to the restructuring accruals will be made in future periods, if necessary, based upon the then current actual events and circumstances.

        The nature of the charges in 2004 are as follows:

        The following table summarizes the activity related to the restructuring plans initiated subsequent to December 31, 2002, and accounted for in accordance with FAS 146 for the nine month period ended September 30, 2004 (in thousands, unaudited):

	Accrued restructuring costs at Dec. 31, 2003	Amounts charged to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs at Sep. 30, 2004
		(unaudited)	(unaudited)	(unaudited)
Nine months ended September 30, 2004
Lease cancellations and commitments	$11,894	$9,643	$160	$21,697
Termination payments to employees and related costs	242	1,058	(729)	571
Write-off on disposal of assets and	9,789	(1,193)	(8,596)	—

	$21,925	$9,508	$(9,165)	$22,268

        The following table summarizes the activity related to the restructuring plans initiated on or prior to December 31, 2002, and accounted for in accordance with EITF 94-3 (in thousands):

	Accrued restructuring costs, December 31, 2002	Amounts charged to restructuring costs and other	Amounts reversed to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs, September 30, 2003
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Nine months ended September 30, 2003
Lease cancellations and commitments	$94,691	$11,887	$—	$(19,428)	$87,150
Termination payments to employees and related costs	1,425	1,500	—	(1,664)	1,261
Write-off on disposal of assets and related costs	79	(26)	—	(53)	—

	$96,195	$13,361	$—	$(21,145)	$88,411

	Accrued restructuring costs, December 31, 2003	Amounts charged to restructuring costs and other	Amounts reversed to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs, September 30, 2004
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Nine months ended September 30, 2004
Lease cancellations and commitments	$81,143	$(33,704)	$—	$(33,838)	$13,601
Termination payments to employees and related costs	429	—	—	—	429
Write-off on disposal of assets and related costs	1,883	(9)	—	(512)	1,362

	$83,455	$(33,713)	$—	$(34,350)	$15,392

        During the third quarter of 2004, the Company reached agreements with certain landlords to extinguish approximately $142 million of future real estate obligations. The Company made cash payments of $19.1 million during the third quarter, and is obligated to make an additional cash payment of $18.1 million in January 2005. Standby letters of credit of $18.1 million were issued on our behalf from financial institutions as of September 30, 2004 in favor of our landlord to secure the January 2005 payment. Accordingly, $18.1 million has been included in restricted cash in the accompanying Consolidated Balance Sheets at September 30, 2004. The Company also transferred ownership of certain furniture, fixtures, and leasehold improvements with a net book value of $8.1 million to the previous landlord. The Company currently has a residual lease obligation beginning in 2007 and will make a further cash payment of $4.5 million if it exercises an option to terminate the residual lease obligation prior to the commencement of the lease term. This option to terminate the residual lease obligation is accounted for in accordance with SFAS 146 and is a part of our computation of the restructuring gain. In addition, the Company issued a warrant to purchase approximately 700,000 shares of our common stock at an exercise price of $5.00 per share after a one-year period. In connection with the lease termination agreements, the Company recorded a restructuring gain of $26.0 million in the quarter ended September 30, 2004. The total amount of the net restructuring gain, after inclusion of amounts accrued for employee termination costs, was $25.5 million for the quarter ended September 30, 2004.

        The warrant issued in connection with the real estate agreements and the shares of the Company's common stock issuable on the exercise of the warrant were initially not registered under federal securities laws. In accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the warrants have been included as a short-term liability and valued at fair value on the date of issuance. The warrants are revalued each period until the warrants are exercised. The change in fair value from the date of issuance to September 30, 2004 of $272,000 has been recorded as a component of the restructuring charge. The warrants will be transferred to permanent equity when the warrants are exercised.

Note 9. Goodwill and Other Intangible Assets

        Goodwill and other intangibles consist of the following (in thousands):

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
Goodwill	$437,206	$437,206	$437,206
Less: Accumulated amortization	(383,785)	(383,785)	(383,785)

Goodwill, net	53,421	53,421	53,421

Other intangibles	$22,732	$22,732	$22,732
Less: Accumulated amortization	(18,833)	(19,719)	(19,719)

Other intangibles, net	$3,899	$3,013	$3,013

        On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer subject to amortization but are tested for impairment at least annually using a fair value approach, and whenever there is an impairment indicator. Other intangible assets continue to be valued and amortized over their estimated lives. The following schedule shows the Company's reported net loss for periods prior to the adoption of SFAS 142 as adjusted to add back goodwill and assembled workforce amortization as if SFAS 142 had been adopted (in thousands, except per share amounts):

	Year ended December 31,
	2001	2002	2003
Reported Net Loss	$(836,259)	$(170,522)	$(35,471)
Add back amortization:
Goodwill	202,542	—	—
Assembled workforce	2,687	—	—

Adjusted net loss	$(631,030)	$(170,522)	$(35,471)

Basic and diluted net loss per share:
Reported Net Loss	$(27.20)	$(5.32)	$(1.08)
Goodwill	6.59	—	—
Assembled workforce	0.09	—	—

Adjusted basic net (loss) income per share	$(20.52)	$(5.32)	$(1.08)

        During fiscal 2001, the Company recorded an impairment charge of $330.2 million related to goodwill and $6.2 million related to other intangible assets originally recorded primarily as a part of the Interleaf acquisition that closed on April 14, 2000.

        Pursuant to SFAS No. 142, the Company is required to test its goodwill for impairment upon adoption and annually or more often if events or changes in circumstances indicate that the asset might be impaired. While there was no accounting charge to record upon adoption, at September 30, 2002, the Company concluded that, based on the existence of impairment indicators, including a decline in its market value, it would be required to test goodwill for impairment. SFAS No. 142 provides for a two-stage approach to determining whether and by how much goodwill has been impaired. Since the Company has only one reporting unit for purposes of applying SFAS No. 142, the first stage requires a comparison of the fair value of the Company to its net book value. If the fair value is greater, then no impairment is deemed to have occurred. If the fair value is less, then the second stage must be completed to determine the amount, if any, of actual impairment. The Company completed the first stage and has determined that its fair value at September 30, 2002 exceeded its net book value on that date, and as a result, no impairment of goodwill was recorded in the consolidated financial statements. The Company obtained an independent appraisal of fair value to support its conclusion. Additionally, the Company concluded that, based upon the market value of its stock in relation to the Company's net book value at December 31, 2002, December 31, 2003, and September 30, 2004 there was no additional impairment of goodwill warranted.

        The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. In estimating the fair value of the Company, the Company made estimates and judgments about future revenues and cash flows. The Company's forecasts were based on assumptions that are consistent with the plans and estimates the Company is using to manage the business. Changes in these estimates could change the Company's conclusion regarding impairment of goodwill and potentially result in a non-cash goodwill impairment charge for all or a portion of the goodwill balance at September 30, 2004.

        Upon adoption of SFAS No. 142, on January 1, 2002, the Company no longer amortizes goodwill. Additionally, upon adoption of SFAS No. 141 and 142, the Company no longer amortizes its non-technology based intangible asset, or assembled workforce. The remaining other intangible assets have been fully amortized as of September 30, 2004.

Note 10. Comprehensive Income (Loss)

        SFAS No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income to reflect changes in equity that result from transactions and economic events from non-owner sources. Other comprehensive income (loss) for the periods presented represents foreign currency translation items associated with the Company's international operations. Comprehensive income (loss) includes net income (loss), unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments.

        Comprehensive income (loss) is comprised of the following (in thousands):

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Net income (loss)	$(836,259)	$(170,522)	$(35,471)	$(16,523)	$21,021
Other comprehensive income (loss):
Change in accumulated foreign currency translation adjustments				—	189
Change in accumulated unrealized gain (loss) on available-for-sale securities	(897)	5,282	(86)	(83)	49

Total comprehensive income (loss)	$(837,156)	$(165,240)	$(35,557)	$(16,606)	$21,259

Note 11. Stockholders' Equity

Convertible Preferred Stock

        As of September 30, 2004, there were no outstanding shares of convertible preferred stock. The Board of Directors and the stockholders have approved authorized shares of convertible preferred stock to 10,000,000.

Warrants

        As of September 30, 2004 there were warrants outstanding to purchase 709,628 shares of common stock at an average price of $7.48 per share. In July 2004 the Company issued a warrant to purchase 700,000 shares of common stock to Pacific Shores Investors, LLC at an exercise price of $5.00 per share as a part of an agreement to terminate future lease obligations. As of December 31, 2003, there were warrants outstanding to acquire 9,628 shares of common stock at an average price of $188. These warrants were issued in 1997 and 2000 in connection with revenue transactions. The warrants were valued using the Black-Scholes option-pricing model and revenues recorded net of the fair value of the warrants.

Common Stock

        On July 24, 2002, the Company announced that its Board of Directors had approved a one-for-nine reverse split of its common stock. The reverse split was effective July 29, 2002. Each nine shares of outstanding common stock of the Company automatically converted into one share of common stock. The accompanying consolidated financial statements and related financial information contained herein have been retroactively restated to give effect for this stock split.

        During June 2001, the Company completed an acquisition in which it acquired Keyeon. Please see Note 2, Acquired Business, to Consolidated Financial Statements.

        During fiscal 2003 there were no increases in the aggregate number of shares of common stock available to be issued under the Company's Equity Incentive Stock Option Plan. During May 2001, the Board of Directors and the stockholders approved an increase in the aggregate number of shares of common stock available to be issued under the Company's Equity Incentive Stock Option Plan by 12,000,000 shares.

        The Company applies APB Opinion 25 and related interpretations when accounting for its stock option and stock purchase plans. As of December 31, 2002, the Company had reserved 96 million shares of common stock for issuance under its Equity Incentive Plan. Under this plan, the Board of Directors may grant incentive or nonqualified stock options at prices not less than 100% or 85%, respectively, of the fair market value of the Company's common stock, as determined by the Board of Directors, at the date of grant. The vesting of individual options may vary but in each case at least 25% of the total number of shares subject to options will become exercisable per year. These options generally expire ten years after the grant date. When an employee option is exercised prior to vesting, any unvested shares so purchased are subject to repurchase by the Company at the original purchase price of the stock upon termination of employment. The Company's right to repurchase lapses at a minimum rate of 20% per year over five years from the date the option was granted or, for new employees, the date of hire. Such right is exercisable only within 90 days following termination of employment. There were 133 unvested shares that were repurchased by the Company during the year ended December 31, 2003 at a weighted-average price of $7.81. As of December 31, 2002 and 2001, 270 and 7,952 shares were subject to repurchase.

        The Company's President and Chief Executive Officer ("CEO") has options to purchase 2,204,444 shares of common stock at an average exercise price of $30.16 per share. The table below is a summary of grants as of September 30, 2004.

Date Granted	Options Granted	Price	Vested	Vesting Period (months)
04/01/1995	500,000	4.00	500,000	60
06/23/1999	500,000	60.00	500,000	60
05/25/2001	500,000	66.51	416,667	48
11/27/2001	4,444	35.01	4,444	24
02/19/2002	55,555	18.63	35,880	48
10/30/2002	644,445	2.16	308,797	48

Totals	2,204,444		1,765,788

        Activity in the Company's stock option plan is as follows:

	Years ended December 31,						Nine months ended September 30,
	2001		2002		2003		2004
Fixed Options	Options (000's)	Weighted- Average Exercise Price	Options (000's)	Weighted- Average Exercise Price	Options (000's)	Weighted- Average Exercise Price	Options (000's)	Weighted- Average Exercise Price
							(unaudited)	(unaudited)
Outstanding at beginning of period	4,488	$119.07	5,239	$44.73	6,036	$26.32	4,128	$27.17
Granted	3,511	44.82	3,635	4.76	190	4.77	904	3.65
Exercised	(417)	12.15	(226)	4.52	(170)	2.31	(87)	3.07
Forfeited	(2,343)	190.17	(2,612)	34.57	(1,928)	25.10	(296)	22.40

Outstanding at end of period	5,239	$44.73	6,036	$26.32	4,128	$27.17	4,649	$23.33

Options exercisable at end of period	1,558	$41.31	1,861	$45.02	2,060	$40.91	2,540	$36.77

Weighted-average fair value of options granted during the period		$41.13		$4.16		$3.47		$3.65

        The following table summarizes stock options outstanding under the plan as of September 30, 2004 (unaudited):

		Outstanding Weighted-Average Remaining Contractual Life in Years		Exercisable
Range of Exercise Prices	Options (000's)		Weighted-Average Exercise Price	Options (000's)	Weighted-Average Exercise Price
$1.50—$1.50	239	8.06	$1.50	91	$1.50
2.16—2.16	771	8.08	2.16	360	2.16
2.30—3.08	642	8.12	2.68	17	2.71
3.20—5.00	585	8.79	3.92	171	3.92
5.11—7.32	447	6.10	6.21	119	6.18
7.38—35.01	691	4.42	18.59	611	18.59
35.25—60.00	619	4.63	48.20	619	48.20
64.94—66.51	592	4.36	65.72	494	65.72
66.56—448.31	63	5.25	195.34	59	195.34

	4,649	7.53	$23.33	2,540	$36.77

        The Company grants options outside of the Company's stock option plan. The terms of these options are generally identical to those granted under the Company's plan. A summary of options outside of the plan is presented below:

	Years ended December 31,						Nine months ended September 30,
	2001		2002		2003		2004
Fixed Options	Options (000's)	Weighted- Average Exercise Price	Options (000's)	Weighted- Average Exercise Price	Options (000's)	Weighted- Average Exercise Price	Options (000's)	Weighted- Average Exercise Price
							(unaudited)	(unaudited)
Outstanding at beginning of period	2,478	$128.43	975	$78.26	2,471	$17.61	1,614	$15.96
Granted	330	28.35	2,123	2.26	178	5.17	71	7.07
Exercised	(653)	6.66	(9)	7.50	(198)	(1.54)	(131)	2.08
Forfeited	(1,180)	213.66	(618)	56.94	(837)	(21.59)	(227)	14.61

Outstanding at end of period	975	$78.30	2,471	$18.49	1,614	$15.96	1,326	$17.09

Options exercisable at end of period	418	$74.70	458	$59.49	609	$31.88	686	$29.11

Weighted-average fair value of options granted during the period		$32.04		$1.96		$3.77		$7.07

        The following table summarizes stock options, granted outside the plan, outstanding as of September 30, 2004 (unaudited):

		Outstanding Weighted-Average Remaining Contractual Life in Years		Exercisable
Range of Exercise Prices	Options (000's)		Weighted-Average Exercise Price	Options (000's)	Weighted-Average Exercise Price
$0.80—$.80	50	1.41	$0.80	50	$0.80
1.50—1.50	787	8.06	1.50	312	1.50
3.80—30.50	322	7.80	6.97	166	7.42
35.01—116.75	130	5.06	77.59	121	77.59
164.25—241.88	35	5.78	203.06	32	203.06
381.94—381.94	4	5.34	381.94	4	381.94

	1,327	7.36	$17.09	686	$29.11

        During the nine months ended September 30, 2004, the Company recorded net compensation income of $15,000 as a result of a vesting modification for a stock option grant to a consultant. During the nine months ended September 30, 2003, the Company recorded compensation expense of $279,000 as a result of granting a consultant common stock in the Company and a vesting modification to a stock option grant for a terminated employee. These charges were calculated based upon the market value of the underlying stock. The charges were calculated using the Black-Scholes model and recorded in sales and marketing expense

        During the year ended December 31, 2003 the Company recorded compensation expense of $342,000. This charge was recorded as a result of granting terminated employees continued vesting of their stock options for a period beyond their actual termination date. The compensation charge was calculated using the Black-Scholes model. $131,000 of the charge is recorded in general and administrative expense, $67,000 is recorded in sales and marketing and the remaining $144,000 is included in restructuring charge as it related to employees terminated under the Company's restructuring plan.

        During the year ended December 31, 2002 the Company recorded compensation expense of $846,000. This charge was recorded as a result of granting terminated employees continued vesting of their stock options for a period beyond their actual termination date. The compensation charge was calculated using the Black-Scholes model. $739,000 of the charge is recorded in general and administrative expense and the remaining $107,000 is included in restructuring charge as it related to employees terminated under the Company's restructuring plan.

        During the second quarter of 2001, the Company announced a voluntary stock option exchange program, or Offer, for its employees and directors. Under the program, BroadVision employees and directors had the opportunity, if they so chose, to cancel outstanding "underwater" stock options, which were options that had an exercise price that was higher than the price of the Company's Common Stock on the date that the Offer expired, previously granted to them in exchange for an equal number of new options to be granted at a future date. The Offer remained outstanding until 5:00p.m., Pacific Daylight Time, on May 25, 2001 (the "Expiration Date"). The exercise price of the new options was equal to the fair market value of our common stock on the date of grant, which was November 27, 2001. Acceptance of the Offer required a participant electing to exchange any underwater options to also exchange any other options granted to him or her during the six months before or after the Expiration Date. The exchange program was designed to comply with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and is not expected to result in any additional compensation charges or variable plan accounting. Employees located in Sweden were not eligible for this program. A total of 937 individuals elected to participate in the Offer. These individuals tendered a total of 2.7 (just divided by 9) million options to purchase common stock in return for the Company's promise to grant new options on the grant date of November 27, 2001. A total of 1.1 million options were granted at the fair market value of $35.01 per share, the opening price of the Company's common stock on November 27, 2001, to those employees who had been continuously employed with the Company from the date they tendered their original options through November 27, 2001.

Note 12. Employee Benefit Plan

        The Company provides for a defined contribution employee retirement plan in accordance with section 401(k) of the Internal Revenue Code. Eligible employees are entitled to contribute up to 50% of their annual compensation, subject to certain limitations ($12,000, with an additional $2,000 catch up for persons 50 years and older for the year ended December 31, 2003).

Note 13. Subsequent Events (Unaudited)

        On November 9, 2004 the Company announced that it had entered into a definitive agreement for the private placement of up to $20 million of convertible debentures to five institutional investors. The Company issued an initial $16 million of debentures which will be convertible into common stock at a fixed conversion price of $2.76 per share. The notes bear interest at a rate of six percent per annum and are repayable in either cash or common stock in June 2005 over a period of up to three years, depending on the occurrence of certain events. The agreement provides for an additional $4 million of convertible debentures to be issued to the investors at the option of the investors, or, under certain circumstances, at the Company's option.

        Investors also received warrants to purchase approximately 1.7 million shares of the Company's common stock at a price of $3.58 per share. The warrants are exercisable beginning six months after the closing date, and have a term of five years. The warrants issued in connection with the transaction and the shares of the Company's common stock issuable on the exercise of the warrants were initially not registered under federal securities laws. In accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the warrants have been included as a short-term liability and valued at fair value on the date of issuance. The warrants are revalued each period until the warrants are registered.

        During October and November 2004, the Company reached agreements with certain landlords to extinguish approximately $12.8 million of future excess real estate obligations. In the aggregate, the settlements involve current and future cash payments by the Company of approximately $5.0 million through July 2005.

Legal Proceedings

        Metropolitan Life Insurance Company, as landlord under a lease for facilities located in EL Segundo, CA, filed a lawsuit against the Company for breach of the lease and is seeking recovery of lost rent and other damages. Trial has been set for May 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee.

Amount
SEC Registration	$5,427
Accounting fees and expenses	100,000
Printing and engraving expenses	10,000
Legal fees and expenses	300,000
Transfer agent and registrar fees	5,000
Miscellaneous fees and expenses	25,000

Total	$445,427

Item 14. Indemnification of Directors and Officers

        As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) we are required to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

        We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the Company regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        We maintain a directors' and officers' insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the Company for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

        The Registration Rights Agreement between the company and the selling stockholders provides for indemnification by the selling stockholders of us and our officers and directors for certain liabilities arising under the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities.

        Since January 1, 2001, the Company has issued and sold the following unregistered securities:

  1.
  On July 7, 2004, in connection with a lease restructuring, the Company issued a warrant to Pacific Shores Investors, LLC to purchase 700,000 shares of common stock at an exercise price of $5.00 per share. The warrant was issued in reliance on Section 4(2) of the Securities Act.

  2.
  On November 9, 2004, the Company issued and sold an aggregate $16 million of securities, including convertible notes, warrants to purchase common stock and additional investment rights to purchase additional convertible notes. The sales were made in reliance on Section 4(2) of the Securities Act.

        The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

        Appropriate legends were affixed to the stock certificates and securities issued in the above transactions. No underwriters were employed in any of the above transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits

        The exhibits are as set forth in the Exhibit Index.

(b)
Financial Statement Schedules.

REPORT ON FINANCIAL STATEMENT SCHEDULE
OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

        The audits referred to in our report dated January 22, 2004, relating to the consolidated financial statements of BroadVision, Inc., which is included in this prospectus and in this registration statement, included the audit of the financial statement schedule listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits. The financial statement schedule of BroadVision, Inc. as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, in their report dated March 29, 2002.

        In our opinion, the financial statement schedule as of and for the years ended December 31, 2003 and 2002, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ BDO Seidman, LLP

San Jose, California
January 22, 2004

THIS IS A COPY OF THE REPORT PREVIOUSLY ISSUED IN CONNECTION WITH BROADVISION, INC.'S 2001 REPORT ON FORM 10-K AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT ON FINANCIAL STATEMENT SCHEDULE
OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of BroadVision, Inc. and Subsidiaries:

        We have audited in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of BroadVision, Inc. and subsidiaries included in this annual report on Form 10-K and have issued our report thereon dated January 23, 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule, Schedule II, is the responsibility of the Company's management, is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

San Jose, California
March 29, 2002

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
Allowance for doubtful accounts and reserves:
Year Ended December 31, 2003	$5,503	$(812)	$1,668	$3,022

Year Ended December 31, 2002	$8,194	$3,979	$6,671	$5,502

Year Ended December 31, 2001	$4,015	$8,298	$4,119	$8,194

(1)
Represents net charge-offs of specific receivables.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  To include any material information with respect to the distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (1)   For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California on the 4th day of February 2005.

BROADVISION, INC.
By:
/s/ PEHONG CHEN Pehong Chen President and Chief Executive Officer
Signature	Title	Date

/s/ PEHONG CHEN* Pehong Chen	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	February 4, 2005
/s/ WILLIAM E. MEYER* William E. Meyer	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 4, 2005
/s/ DAVID L. ANDERSON* David L. Anderson	Director	February 4, 2005
/s/ KOH BOON HWEE* Koh Boon Hwee	Director	February 4, 2005
/s/ JAMES D. DIXON* James D. Dixon	Director	February 4, 2005
Carl Pascarella	Director
/s/ T. MICHAEL NEVENS* T. Michael Nevens	Director	February 4, 2005
/s/ ROBERT LEE* Robert Lee	Director	February 4, 2005

/s/ RODERICK C. MCGEARY* Roderick C. McGeary	Director	February 4, 2005

*/s/ PEHONG CHEN	_>
Pehong Chen, as Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description
3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(6)	Certificate of Amendment of Certificate of Incorporation.
3.3(12)	Amended and restated Bylaws.
4.1(1)	References are hereby made to Exhibits 3.1 to 3.2.
4.4(19)	Registration Rights Agreement dated November 10, 2004 among the Company and certain investors listed on Exhibit A thereto.
5.1(19)	Opinion of Cooley Godward LLP
10.1(8)(a)	Equity Incentive Plan as amended through May 1, 2002 (the "Equity Incentive Plan").
10.2(1)(a)	Form of Incentive Stock Option under the Equity Incentive Plan.
10.3(1)(a)	Form of Nonstatutory Stock Option under the Equity Incentive Plan.
10.4(1)(a)	Form of Nonstatutory Stock Option (Performance-Based).
10.5(8)(a)	1996 Employee Stock Purchase Plan as amended May 1, 2002 (the "Employee Stock Purchase Plan").
10.6(1)(a)	Employee Stock Purchase Plan Offering (Initial Offering).
10.7(1)(a)	Employee Stock Purchase Plan Offering (Subsequent Offering).
10.8(1)(b)	Terms and Conditions dated January 1, 1995 between IONA Technologies LTD and the Company.
10.13(2)	Lease dated February 5, 1997 between the Company and Martin/Campus Associates, L.P.
10.20(3)(a)	2000 Non-Officer Equity Incentive Plan.
10.23(4)(b)	Independent Software Vendor Agreement dated June 30, 1998 between the Company and IONA Technologies, PLC, as amended.
10.27(5)	Amended and Restated Loan and Security Agreement dated March 31, 2002 between the Company and Silicon Valley Bank.
10.33(7)	Form of Indemnity Agreement between the Company and each of its directors and executive officers.
10.34(9)	Offer letter dated March 4, 2003 by and between the Company and William Meyer.
10.35(10)	First Amendment to the Amended and Restated Loan and Security Agreement dated February 28, 2003 between the Company and Silicon Valley Bank.
10.36(10)	Second Amendment to the Amended and Restated Loan and Security Agreement dated June 30, 2003 between the Company and Silicon Valley Bank.
10.37(10)	BroadVision, Inc. Change in Control Severance Benefit Plan, established effective May 22, 2003.
10.38(10)	BroadVision, Inc. Executive Severance Benefit Plan, established effective May 22, 2003.
10.39(10)	Third Amendment to the Amended and Restated Loan and Security Agreement dated June 30, 2003 between the Company and Silicon Valley Bank.
10.41(11)	Offer Letter dated September 23, 2002 between the Company and Alex Kormushoff.
10.42(11)	Fourth Amendment to the Amended and Restated Loan and Security Agreement dated January 21, 2004 between the Company and Silicon Valley Bank.
10.43(11)	Fifth Modification to Amended and Restated Loan and Security Agreement dated February 27, 2004 between the Company and Silicon Valley Bank.

10.44(13)	Assignment and Assumption of Master Lease, Partial Termination of Master Lease and Assignment and Assumption of Subleases, dated July 7,2004, between Pacific Shores Investors, LLC and the Company.
10.45(13)	Warrant to Purchase up to 700,000 share of common stock, dated July 7, 2004, issued to Pacific Shores Investors, LLC.
10.46(13)	Triple Net Space Lease, dated as of July 7, 2004, between Pacific Shores Investors, LLC and the Company.
10.47(14)	Sixth Amendment to the Amended and Restated Loan and Security Agreement dated September 29, 2004 between the Company and Silicon Valley Bank.
10.48(15)	Securities Purchase Agreement dated as of November 10, 2004.
10.49(16)	Seventh Amendment to the Amended and Restated Loan and Security Agreement dated November 9, 2004 between the Company and Silicon Valley Bank.
10.50(17)	Agreement to Restructure Lease and To Assign Subleases dated as of October 1, 2004 between VEF III Funding, LLC and the Company.
10.51(18)	Amendment No. 5 to IONA Independent Software Vendor Agreement dated December 20, 2004, between IONA Technologies, Inc. and the Company
10.52(19)	Agreement to Assign Lease and Sublease dated as of January 26, 2005 between the Company and 100 Spear Street Owners Corporation.
10.53(19)	Letter dated January 26, 2005 amending Agreement to Assign Lease and Sublease dated as of January 26, 2005 between the Company and 100 Spear Street Owners Corporation.
21.1(20)	Subsidiaries of the Company.
23.1(20)	Consent of Cooley Godward LLP (included in Exhibit 5.1)
23.2	Consent of BDO Seidman, LLP.
24.1(20)	Power of Attorney.

(1)
Incorporated by reference to the Company's Registration Statement on Form S-1 filed on April 19, 1996 as amended by Amendment No. 1 filed on May 9, 1996, Amendment No. 2 filed on May 29, 1996 and Amendment No. 3 filed on June 17, 1996.

(2)
Incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 1996 filed on March 31, 1997 (SEC File No. 000-28252).

(3)
Incorporated by reference to the Company's Registration Statement on Form S-8 filed on October 15, 2003.

(4)
Incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2001 filed on August 14, 2001.

(5)
Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2002 filed on May 16, 2002.

(6)
Incorporated by reference to the Company's Proxy Statement filed on May 14, 2002.

(7)
Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(8)
Incorporated by reference to the Company's Registration Statement on Form S-8 filed on August 1, 2002.

(9)
Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2003 filed on May 14, 2003.

(10)
Incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2003 filed on August 14, 2003.

(11)
Incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 2003 filed on March 15, 2004.

(12)
Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2004 filed on May 10, 2004.

(13)
Incorporated by reference to the Company's Current Report on Form 8-K filed on August 9, 2004.

(14)
Incorporated by reference to the Company's Current Report on Form 8-K filed on October 25, 2004.

(15)
Incorporated by reference to the Company's Current Report on Form 8-K filed on November 10, 2004.

(16)
Incorporated by reference to the Company's Current Report on Form 8-K filed on November 17, 2004.

(17)
Incorporated by reference to the Company's Current Report on Form 8-K filed on November 19, 2004.

(18)
Incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2004.

(19)
Incorporated by reference to the Company's Current Report on Form 8-K filed on February 1, 2005.

(20)
Filed previously, with the Company's Registration Statement on Form S-1 filed on December 20, 2004 (SEC File No. 333-121430)

(a)
Represents a management contract or compensatory plan or arrangement.

(b)
Confidential treatment requested.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
DILUTION
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CHANGES IN ACCOUNTANTS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CONVERTIBLE NOTES
DESCRIPTION OF WARRANTS
DESCRIPTION OF ADDITIONAL INVESTMENT RIGHTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
BROADVISION, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except per share amounts)
BROADVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
BROADVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)
BROADVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
BROADVISION, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004 is unaudited) (in thousands, except share and per share amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules
REPORT ON FINANCIAL STATEMENT SCHEDULE OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
REPORT ON FINANCIAL STATEMENT SCHEDULE OF INDEPENDENT PUBLIC ACCOUNTANTS
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (in thousands)
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX